ANA

02 AUG 20 AM 11: 12

Commission File No.82-1569
August 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

02049424

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Sirs:

ALL NIPPON AIRWAYS CO., LTD. (the "Company"), a joint stock corporation incorporated under the laws of Japan, hereby furnishes the following information to the Securities and Exchange Commission (the "Commission") in connection with exemptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder (the "Rule").

1. Information with Regard to Equity Securities.

The authorized and outstanding equity securities of the Company consist of shares of its common stock ("Shares"). As of July 31, 2002, there were 1,536,082,686 Shares outstanding.

The Shares are listed and traded on the Tokyo Stock Exchange (First Section) and the Osaka Securities Exchange (First Section) as well as the London Stock Exchange and the Frankfurt Stock Exchange (the "Stock Exchanges").

As of March 31, 2002, there were 41 holders of record of Shares resident in the United States, and such holders then held an aggregate of 10,129,107 Shares, which constituted approximately 0.65% of the then outstanding Shares.

The Company currently has no plan for an offering of newly issued Shares.

2. Information Made Public and Submitted Herewith.

Set forth below is a list of the information which the Company, since April 1, 2001, the beginning of its last fiscal year, has made or is required to make public pursuant to the laws of Japan, has filed or is required to file with the Stock Exchanges, and which was made public by the Stock Exchanges, or has distributed or is required to distribute to its security holders:

A. Documents Submitted Herewith in English or Summary English Translation

(1) Notices of General Meeting of Shareholders distributed to shareholders in accordance with Articles 232 and 283 of the Commercial Code and Articles 21-2 and 21-3 of the Audit Special Exceptions Law.

a. Notice of Convocation of the 56th Ordinary General Meeting of Shareholders containing Business Report, Balance Sheet and Income Statement for the 51st fiscal year period (April 1, 2000 through March 31, 2001). (English translation as Attachment 1)

b. Notice of Convocation of the 57th Ordinary General Meeting of Shareholders containing Business Report, Balance Sheet and Income Statement for the 52nd fiscal years period (April 1, 2001 through March 31, 2002). (English translation as Attachment 2)

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(2) Notice of Annual Settlement of Accounts in the abbreviated form prepared in accordance with the requirement of the Stock Exchange.

a. Notice of Annual Settlement of Accounts in the abbreviated form for the fiscal year ended on March 31st, 2001, announced on May 25, 2001 (English translation as Attachment 3)

b. Notice of Annual Settlement of Accounts in the abbreviated form for the fiscal year ended on March 31st, 2002, announced on May 24, 2002 (English translation as Attachment 4)

(3) Annual Report for the fiscal years ended March 31, 2001 and 2002 (Attachment 5).

3. Japanese Disclosure Requirements Applicable to a Japanese Company ("Issuer") Whose Securities Are Listed on a Stock Exchange.

The following is a list of the information which a Japanese company having securities listed on a Stock Exchange is required, pursuant to regulations of the Stock Exchange and applicable Japanese corporate and securities laws, to (i) make public pursuant to the laws of Japan, (ii) file with the Stock Exchange and which is made public by the Stock Exchange, or (iii) distribute to their security holders. The list also sets forth when and by what entity or authority such information is required to be made public, filed with the Stock Exchange or distributed to security holders.

A. Information Required to be Made Public Under Japanese Law:

(1) Certain information to be registered with the Legal Affairs Bureau and made public there. Such information includes: tradename; corporate purposes; total number of authorized shares; manner of giving public notice; principal and branch offices; period of duration of or reasons for dissolution of the company, if these are provided under the articles of incorporation; matters regarding restricted-voting shares, if such shares are provided under the articles of incorporation; classes of shares, if applicable; if it is provided under the articles of incorporation that the resolution of the meeting of a certain class of shareholders is required with respect to certain matters, such provision; if it is provided that the approval of the board of directors is required for the share transfer under the articles of incorporation, such provision; provisions in the articles of incorporation as to the distribution of interest prior to the commencement of business, if applicable; provisions in the articles of incorporation as to the retirement of shares out of profits to be distributed to shareholders, if applicable; name and address of share transfer agent; convertible shares, if applicable; total number of issued shares; amount of capital; names of directors and statutory auditors; names and addresses of representative directors; joint representation, if applicable.

Required by: Arts. 188 and 67 of the Commercial Code.
When: Upon incorporation and within two weeks of any changes thereof.

(2) Financial statements to be available for inspection by shareholders and creditors at the Issuer's office.

Required by: Art. 282 of the Commercial Code.
When: Two weeks prior to the annual shareholders' meeting.

(3) Public notice regarding the balance sheet and the profit and loss statement.

Required by: Art. 283 of the Commercial Code and Art. 16 of the Audit Special Exceptions Law.
When: Without delay after the annual meeting of shareholders.

(4) Public notice for shareholders regarding any mandatory redemption of shares.

Required by: Arts. 213 and 215 of the Commercial Code.
When: A month prior to the effective date.

ANA

(5) Public notice for shareholders regarding any consolidation of shares.

Required by: Art. 215 of the Commercial Code.
When: A month prior to the effective date.

(6) Public notice for shareholders to the effect that a share split is to be executed and to the effect that the shareholders whose names are entered in the register of shareholders as of a certain record date specified by the Company are entitled to the shares arising from the share split.

Required by: Art. 219 of the Commercial Code.
When: Two weeks prior to the record date.

(7) Public notice regarding payment of money against fractional lot of shares.

Required by: Art. 220 of the Commercial Code.
When: At the time when a fractional shareholder requests.

(8) Public notice regarding conversion of shares into other kinds of shares.

Required by: Art. 222-9 of the Commercial Code.
When: A month prior to the effective date.

(9) Public notice regarding the record date or closing period for entries in the register of shareholders, except where such date or period is determined in the Articles of Incorporation.

Required by: Art. 224-3 of the Commercial Code.
When: Two weeks prior to such date or period.

(10) Public notice regarding transfer of business.

Required by: Art. 245-5 of the Commercial Code.
When: Within two weeks from agreement of transfer of business.

(11) Public notice regarding exemption of director's obligation.

Required by: Art. 266 of the Commercial Code.
When: Without delay upon the resolution by the board of directors.

(12) Public notice regarding a lawsuit against a director.

Required by: Art. 268 of the Commercial Code.
When: Without delay upon bringing a lawsuit.

(13) Public notice for shareholders regarding any issuance of new shares.

Required by: Art. 280-3-2 of the Commercial Code.
When: Two weeks prior to the payment date.

(14) In case that shareholders are to have subscription rights to new shares, public notice to the effect that the shareholders whose names appear in the register of shareholders on a certain record date specified by the Company have the rights and to the effect that the subscription rights to the new shares may be transferred if so.

Required by: Art. 280-4 of the Commercial Code.

When: Two weeks prior to the record date.

(15) Public notice regarding any issuance of share reservation rights.

Required by: Art. 280-23 of the Commercial Code.
When: Two weeks prior to the payment date.

(16) Any issuance of share reservation rights to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Art. 280-32 of the Commercial Code.
When: Within two weeks after the payment date.

(17) Public notice for holders of share reservation rights regarding mandatory redemption of the share reservation rights.

Required by: Art. 280-36 of the Commercial Code.
When: At the time when a resolution of shareholders is made on mandatory redemption of share reservation rights.

(18) In case that the Company has issued bonds, public notice for bond holders regarding the meeting of bond holders and the items on the agenda.

Required by: Art. 320 of the Commercial Code.
When: Three weeks prior to the meeting of bond holders.

(19) If the Company has neglected to pay interest on the bonds or has neglected to redeem them in cases where a part of the bonds are to be redeemed at the fixed periods and the meeting of bond holders has resolved that the Company has lost its benefit of time with respect to the whole amount of the bonds, public notice regarding such loss of the benefit of time.

Required by: Art. 335 of the Commercial Code.
When: Without delay after the resolution of the meeting of bond holders.

(20) Any issuance of bonds with share reservation rights to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Art. 341-10 of the Commercial Code.
When: Within two weeks after the payment date.

(21) Public notice regarding restriction of transfer of share

Required by: Art. 350 of the Commercial Code.
When: A month prior to the effective date.

(22) The balance sheet of each of the share exchanging companies, the share exchange agreement, etc. to be available for inspection by shareholders at the Issuer's offices.

Required by: Art. 354 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting at which a resolution of shareholders is to be taken on a plan of share exchange.

(23) Public notice regarding a subsidiary through share exchange.

Required by: Art. 358 of the Commercial Code.
When: Within two weeks from the execution of agreement of share exchange.

(24) Public notice for shareholders regarding share exchange and expiration of the share certificates issued by the Company to be wholly owned through share exchange as of the date of share exchange.

Required by: Art. 359 of the Commercial Code.
When: A month prior to the day before the date of share exchange.

(25) Amount of net assets of the Company to be wholly owned through share exchange, other matters related to share exchange, etc. to be available for inspection by shareholders at the Issuer's office.

Required by: Art. 360 of the Commercial Code.
When: Date of share exchange.

(26) The balance sheet of the Company to be wholly owned by the new company through share exchange, the articles of incorporation of the new company, the matters related to the share issuance by the new company, etc. for inspection by shareholders at the Issuer's office.

Required by: Art. 366 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting at which the resolution of shareholders is to be taken on a plan of share transfer.

(27) Public notice for shareholders regarding share transfer and expiration of the share certificates.

Required by: Art. 368 of the Commercial Code.
When: A month prior to the day before the date of share transfer.

(28) Any share transfer to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Art. 369 of the Commercial Code.
When: Within two weeks after the share transfer.

(29) The balance sheet of the separating company, the corporate separation agreement, etc. for inspection by shareholders and creditors at the Issuer's office.

Required by: Art. 374-2 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting at which a resolution of shareholders is to be taken on a plan of corporate separation.

(30) The balance sheets of the separating company and the assuming company, the corporate separation agreement, etc. for inspection by shareholders and creditors at the Issuer's office.

Required by: Art. 374-18 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting at which a resolution of shareholders is to be taken on a plan of corporate separation.

(31) Public notice for creditors regarding any corporate separation.

Required by: Arts. 374-4 and 374-20 of the Commercial Code.
When: Within two weeks after the shareholders' resolution.

ANA

(32) Public notice regarding corporate separation and allotment of new shares issued by the separating company for shareholders in case the assuming company issues its new shares to the shareholders of the separating company.

Required by: Arts. 374-7 and 374-31 of the Commercial Code.
When: Two weeks prior to the date of allotment of new shares.

(33) Any corporate separation to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Arts. 374-8 and 374-24 of the Commercial Code.
When: Within two weeks after the corporate separation.

(34) Public notice regarding the spin off of a company.

Required by: Art. 374-23 of the Commercial Code.
When: Within two weeks from execution of agreement of spin off of a company.

(35) Amount of assets and the rights and obligations transferred from the separating company and other matters related to the corporate separation for inspection by shareholders and creditors at the Issuer's office.

Required by: Arts. 374-31 and 374-11 of the Commercial Code.
When: One month prior to the day before the date of share transfer.

(36) Public notice to be given as to any decrease in capital for creditors.

Required by: Arts. 376 and 100 of the Commercial Code.
When: Within Two weeks after the shareholders' resolution.

(37) The balance sheet of merging company, the merger agreement, etc. to be available for inspection by shareholders and creditors at the Issuer's office.

Required by: Art. 408-2 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting at which a resolution of shareholders is to be taken on a plan of merger.

(38) Public notice for creditors regarding any merger.

Required by: Art. 412 of the Commercial Code.
When: Within two weeks after the shareholders' resolution.

(39) Public notice regarding merger.

Required by: Art. 413-3 of the Commercial Code.
When: Within two weeks from execution of agreement of merger.

(40) Any merger to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Art. 414 of the Commercial Code.
When: Within two weeks after the merger.

(41) Any dissolution to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Arts. 416 and 96 of the Commercial Code.
When: Within two weeks after the dissolution.

(42) Any liquidation to be registered with the Legal Affairs Bureau and the information made public there.

Required by: Arts. 430 and 134 of the Commercial Code.
When: Within two weeks after completion of the liquidation.

(43) A securities registration statement or a shelf registration statement for a public offering or a secondary distribution of securities to be filed with the Minister of Finance and made public at the Ministry of Finance, the stock exchanges where the Issuer's shares are listed and the Issuer's office.

Required by: Arts. 5.23-3, and 25 of the Securities and Exchange Law.
When: Prior to such public offering or secondary distribution as stipulated in the Securities and Exchange Law.

(44) An annual securities report stating the results for the fiscal year to be filed with the Minister of Finance and made public at the Ministry of Finance, the stock exchanges where the Issuer's shares are listed and the Issuer's office.

Required by Arts. 24 and 25 of the Securities and Exchange Law.
When: Within three months after the end of each fiscal year.

(45) A semi-annual report stating the results for the first half of each fiscal year to be filed with the Ministry of Finance and made public at the Ministry of Finance, the stock exchanges where the Issuer's shares are listed and the Issuer's office.

Required by: Arts. 24-5 and 25 of the Securities and Exchange Law.
When: Within three months after the end of the first half of each fiscal year.

(46) An extraordinary report regarding certain events to be filed with the Minister of Finance and made public at the Ministry of Finance, the stock exchanges where the Issuer's shares are listed and the Issuer's office. Such events include: public offering or a secondary distribution of equity securities outside of Japan; other issuances of equity securities exceeding certain amounts: change in the organizational structure such as change of the parent company or certain subsidiaries; change in a major shareholder; material disasters; litigation materially affecting its financial condition; merger materially affecting its financial condition; acquisition or disposition of a business materially affecting its financial condition; change in representative directors; corporate reorganization of a debtor; other events materially affecting its financial condition or results of operations.

Required by: Arts. 24-5 and 25 of the Securities and Exchange Law.
When: Without delay upon such event.

(47) A tender offer registration statement regarding any tender offer by the Issuer to be filed with the Minister of Finance and made public at the Ministry of Finance, the stock exchanges where the Issuer's shares are listed and the Issuer's office.

Required by: Art. 27-22-2 of the Securities and Exchange Law.
When: Generally on the day on which the relevant public notice of tender is given.

(48) Public notice of tender offer regarding any tender offer by the Issuer.

Required by: Art. 27-22-2 of the Securities and Exchange Law.
When: Prior to the commencement of the solicitation of the relevant tender offer.

ANA

B. Information Which an Issuer is Required to File with a Stock Exchange and Which is Made Public by the Stock Exchange:

(1) Announcement of significant corporate information to be filed with the Stock Exchanges and made public there. Such information includes (but not limited to): issuance of new shares, share reservation rights or bonds with share reservation rights or initiation of research on demand concerning the aforementioned issuance; decreasing capital; acquisition of or disposition of own shares; stock splits or consolidation; declaration of annual or interim dividends; share exchange; share transfer; merger, spin off of the company; acquiring or disposing of a business; dissolution; commercializing a new product or a new technology; commencing or ceasing cooperative business efforts with another company; material acquisition or disposition of another company's shares which creates or ceases a capital relationship as a subsidiary; material acquisition or disposition of fixed assets; lease of fixed assets; suspending or ceasing business operations; delisting of shares, etc.; application of commencement of bankruptcy, civil restructuring or reorganization proceedings by the company or creditors; starting a new business; tender offer; protesting against a hostile tender offer, giving to directors or employees of the listed company or its subsidiary reservation rights for new shares, etc.; change of a representative director; rationalization such as retirement of employees; change of a name of company; modification, abolishment or establishment of unit of shares; material loss or damage from disasters or operations; change in major shareholders; causes of a delisting of specific securities, etc.; filing or termination of lawsuit; a filing or termination of provisional court order to suspend business operations; administrative nullification or suspension of its business license; change in the parent company; dishonor of bill or check; application of commencement of bankruptcy proceedings of the parent company; occurrence of possibility of default of the company's claims; suspension of business of a major supplier or simultaneous suspensions of business with some suppliers; exemption of the company's debts, etc.; annual settlement of accounts; other significant information concerning a subsidiary of the company which would have a material influence on investor's decision; any other significant information which would have a material influence on an investor's decision.

Required by: Art. 2 of the Notification Rules of each Stock Exchange.
When: Immediately upon decision or occurrence of the aforementioned matters.

(2) Disclosure of the company information which the Stock Exchange inquires to the company and considers to be disclosed.

Required by: Art. 3 of the Notification Rules of each Stock Exchange.
When: Immediately after the Stock Exchange requested.

(3) Disclosure of documents which the company submits for application of listing and the Stock Exchange considers to be disclosed.

Required by: Art. 21 of the Notification Rules of each Stock Exchange.
When: After the company submits documents for application of listing.

(4) Disclosure of improvement reports which the company submits in accordance with the request of the Stock Exchange in a case that the company does not make proper or sufficient announcement stipulated in the Notification Rules of Stock Exchange.

Required by: Arts. 22 or 23 of the Notification Rules of each Stock Exchange.
When: Without delay in a case of request of the Stock Exchange.

ANA

C. Information Required to be Distributed to Shareholders:

(1) Notice to be distributed to shareholders convening a shareholders' meeting with accompanying agenda, voting card, voting information and, for an annual shareholders meeting, the financial statements.

Required by: Arts. 232 and 283 of the Commercial Code and Arts. 21-2 and 21-3 of the Audit Special Exceptions Law.
When: Two weeks prior to the shareholders' meeting.

(2) Notice to be distributed to shareholders regarding any mandatory redemption of shares.

Required by: Arts. 213 and 215 of the Commercial Code.
When: A month prior to the effective date.

(3) Notice to be distributed to shareholders regarding any consolidation of shares.

Required by: Art. 215 of the Commercial Code.
When: A month prior to the effective date.

(4) Notice to be distributed to shareholders regarding number and kind of shares distributed through share split.

Required by: Art. 219 of the Commercial Code.
When: Without delay upon the effective date.

(5) Notice to be distributed to shareholders regarding conversion of shares into other kinds of shares.

Required by: Art. 222-9 of the Commercial Code.
When: A month prior to the effective date.

(6) Notice to be distributed to shareholders regarding transfer of business.

Required by: Art. 245-5 of the Commercial Code.
When: Within two weeks from agreement of transfer of business.

(7) Notice to be distributed to shareholders regarding exemption of director's obligation.

Required by: Art. 266 of the Commercial Code.
When: Without delay upon the resolution by the board of directors.

(8) Notice to be distributed to shareholders regarding a lawsuit against a director.

Required by: Art. 268 of the Commercial Code.
When: Without delay upon bringing a lawsuit.

(9) Notice to be distributed to shareholders regarding any issuance of new shares.

Required by: Art. 280-3-2 of the Commercial Code.
When: Two weeks prior to the payment date.

(10) Notice to be distributed to shareholders regarding any issuance of new shares with subscription rights for shareholders.

Required by: Art. 280-5 of the Commercial Code.
When: Two weeks prior to the due date for subscription.

(11) Notice to be distributed to shareholders regarding any issuance of share reservation rights.

Required by: Art. 280-23 of the Commercial Code.
When: Two weeks prior to the payment date.

(12) Notice to be distributed to shareholders regarding share reservation rights of shareholders.

Required by: Art. 280-26 of the Commercial Code.
When: Two weeks prior to the due date for subscription.

(13) Notice to be distributed to shareholders regarding any issuance of bonds with share reservation rights of shareholders.

Required by: Arts. 341-4 and 280-5 of the Commercial Code.
When: Two weeks prior to the due date for subscription.

(14) Notice to be distributed to shareholders regarding restriction of transfer of share.

Required by: Art. 350 of the Commercial Code.
When: A month prior to the effective date.

(15) Notice to be distributed to shareholders regarding a subsidiary through share exchange.

Required by: Art. 358 of the Commercial Code.
When: Within two weeks from execution of agreement of share exchange.

(16) Notice to be distributed to shareholders regarding share exchange and expiration of the share certificates.

Required by: Art. 359 of the Commercial Code.
When: A month prior to the day before the date of share exchange.

(17) Notice to be distributed to shareholders regarding share transfer and expiration of the share certificates.

Required by: Art. 368 of the Commercial Code.
When: A month prior to the day before the date of share transfer.

(18) Notice to be distributed to shareholders regarding number and kind of shares distributed through spin off of a company.

Required by: Arts. 374-7 and 374-31 of the Commercial Code.
When: Without delay upon spin off of a company.

(19) Notice to be distributed to shareholders regarding the spin off of a company.

Required by: Art. 374-23 of the Commercial Code.
When: Within two weeks from execution of agreement of spin off of a company.

ANA

(20) Notice to be distributed to shareholders regarding any dissolution.

Required by: Art. 407 of the Commercial Code.
When: Without delay upon the dissolution.

(21) Notice to be distributed to shareholders regarding merger.

Required by: Art. 413-3 of the Commercial Code.
When: Within two weeks from execution of agreement of merger.

(22) Notice to be distributed to shareholders regarding restriction of transfer of share in merged company.

Required by: Art. 416 of the Commercial Code.
When: A month prior to the effective date.

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please feel free to contact us.

Very truly yours,

By: T. Sudo
Tetsuya Sudo

File No. 82-1569

Disclosure Documents

1. Transfer of Fixed Assets by a Subsidiary (28th Mar , 2001)
2. FY 2000 Consolidated Financial Results (25th May, 2001)
3. Introduces First B767 Freighter (26th Jul, 2001)
4. Responds to Decline after Sep. 11 Attack (22th Nov, 2001)
5. FY2001 First Half Financial Results (22th Nov, 2001)
6. Revised FY2001Results Forecast Upwards (5th Apr, 2002)
7. Notice regarding the decrease of Capital Surplus (24thMay, 2002)
8. FY 2001 Consolidated Financial Results (24th May, 2002)
9. Orders 14 New Boeing Aircraft (23th Jul, 2002)
10. Sells ANA Grand Hotel Wien (Vienna) (1st Aug, 2002)
11. Concludes Contract to Sell ANA Habour Grand Hotel Sydney (8th Aug, 2002)

Documents for shareholders

12. Convocation Notice for the 56th Ordinary General Meeting (Jun. 2001)
13. Convocation Notice for the 57th Ordinary General Meeting (Jun. 2002)

Filing Documents for Ministry Of Finance

14. FY2000 Security reports (29thJun,2001)
15. FY2001 First Half year reportts(20thDec,2001)
16. FY2001 Security reports(28thJun,2002)

Others

17. FY2000 Annual Reports
18. FY2001 Annual Reports

File No. 82-1569

ANA NEWS ANA

02 AUG 20 AM 11:12

Transfer of Fixed Assets by a Subsidiary

March 28, 2001—All Nippon Airways (ANA) today filed "Transfer of Fixed Assets by a Subsidary" with the Tokyo and Osaka Stock Exchanges as follows:

1. Reason

(1) Existing operations will be separated for the purpose of restructuring the hotel business. A management organization specializing in operations will be established.

(2) Consolidated interest-bearing debt will be reduced and financial position strengthened.

2. Subsidiary transferring assets

ANA Enterprises, Ltd.
Head office: Minato-ku, Tokyo
Date of establishment: January 1985
President and representative director: Hiroshi Tsukamoto
Paid-in capital: ¥30.0 billion
% owned by All Nippon Airways Co., Ltd.: 66.9%

3. Details of fixed assets to be transferred

(1) Assets

Minato-ku, Tokyo
ANA Hotel Tokyo, land and buildings

(2) Price of transfer

¥50,778 million

(3) Net assets of company making transfer (as of March 2000)

¥97,456 million

(4) Outline of transfer

1. The subsidiary will conclude a real estate trust agreement with the recipient and place the fixed assets in trust while retaining the right to receive a flow of income from the assets.
2. The subsidiary will transfer the right to receive income to a special purpose company (SPC).

4. Dates of transfer approval

March 11, 2001: By resolution of the board of directors of ANA Enterprises, Ltd.

March 28, 2001: By resolution of the board of directors of All Nippon Airways Co., Ltd.

5. Recipient of transfer

The Sumitomo Trust and Banking Co., Ltd.

6. Miscellaneous

(1) After the transfer, the property will continue to be operated as the "ANA Hotel Tokyo" with no change.

(2) This transaction will positively reflect upon extraordinary profit for the Company's consolidated results for the fiscal year ending March 2001.

ANA GROUP NEWS File No. 82-1569 ANA

A STAR ALLIANCE MEMBER

02 AUG 20 AM 11:12

ANA Announces Record Consolidated Financial Results: Operating Revenue Up 5.8% Operating Profit Up 160.6% to ¥82.2 Billion

TOKYO, May 25 – All Nippon Airways (ANA), today reported its consolidated financial results* for fiscal year 2000, which ended March 31, 2001.

Despite a challenging operating environment, the ANA Group announced record consolidated operating revenues of ¥1,279.6 billion (5.8%) and highest-ever operating profit of ¥82.2 billion (160.6%).

Consolidated recurring profit reached new heights at ¥63.5 billion (4,178.6%) due to higher profits at ANA and consolidated subsidiaries, with net profit for the term also a record ¥40.2 billion. However, All Nippon Airways Co. reported a net loss of ¥29.0 billion following extraordinary losses including loss on the sale of securities and appraisal loss on securities; income taxes; and deferred income taxes stemming from the application of the inter-period allocation method.

For the year, ANA Group airlines – All Nippon Airways Co., Air Nippon Co., Air Japan Co.** and Air Hokkaido Co.***- carried over 49.9 million passengers: 45.5 million on domestic routes, an increase of 0.2%, and 4.4 million on international routes, up 9.5%.

* ANA Group consists of 113 consolidated subsidiaries.
** Air Japan Co. only operates on international routes.
*** Air Hokkaido Co. only operates on domestic routes.

OVERVIEW

In the year under review, the Japanese economy continued to show indications of an internally led recovery, centered on the corporate sector. At the end of the fiscal year, however, there were signs that cast doubt on the undertone of recovery, such as a reduction in exports caused by the slowdown in the U.S. economy. In addition, the unemployment rate reached record high levels and consumer spending remained sluggish.

On a consolidated basis, ANA's operating revenues rose 5.8%, to ¥1,279.6 billion, operating income increased 160.6%, to ¥82.2 billion, and recurring profit was ¥63.5 billion, up 4,178.6%. After extraordinary profits, such as gains on sales of fixed assets and securities; extraordinary losses, including loss on the sale of securities and appraisal loss on securities; income taxes; and deferred income taxes stemming from the application of the interperiod allocation method, ANA's net income for the term was ¥40.2 billion.

On a parent company basis, operating revenues were up 6.0% from the same period in the previous year, to ¥966.5 billion, operating income rose 222.4%, to ¥66.4 billion, and recurring income was ¥53.3 billion. Following an appraisal loss on the stock of related companies, net loss for the fiscal year was ¥29.0 billion.

OPERATING RESULTS BY BUSINESS SEGMENT

(Sales figures include inter-segment sales.)

Air Transportation

Japan's airline industry enjoyed favorable tourism demand, with record numbers of passengers traveling to and from Japan, as well as a large-scale recovery in business demand. On domestic routes, tourism demand declined in the first half of the year due to the eruption of Mt. Usu and to the Okinawa summit meeting. With fares deregulated, however, competition among airlines resulted in the availability of a wide variety of special fares, which led to increased demand for personal travel. Overall, the number of passengers increased from the previous year.

The ANA Group enhanced its fleet during the term by purchasing one Boeing 747-400 and three Boeing 777-200s for international routes and two A321-100s, four Boeing 737-500s and one Boeing 737-400 for domestic routes.

ANA took a number of steps to improve its profit structure. On international routes these measures included inaugurating Osaka (Kansai)-Honolulu service, suspending flights from

Kansai International Airport to Europe, and reducing operating costs by transferring the Kansai-Seoul route to the newest edition to the ANA Group, Air Japan Co., Ltd. At the same time, by expanding cooperative ties with partner airlines of Star Alliance, the world's largest airline alliance, the Company bolstered its competitiveness and increased passenger convenience. On domestic operations, ANA reevaluated its allocation of domestic routes to ANK and worked to increase cooperation in certain operational areas. In these ways, the Company strove to achieve an operating structure with better overall, groupwide balance and to further improve profitability.

Revenues from air transportation operations totaled ¥1,038.2 billion, an increase of 5.9%, and operating income expanded 181.6%, to ¥72.3 billion.

Domestic—Passenger Services

After take-off and landing capacity was expanded at Haneda Airport in July 2000, ANA responded flexibly and quickly to establish operations and flight frequencies that were appropriate for demand trends. Service increased on eight routes, including Tokyo-Matsuyama while other routes were transferred to ANK. In addition, in July, ANA and two other airlines inaugurated a jointly operated shuttle service between Tokyo and Osaka. To boost demand aggressively the Group increased flights and continued to enhance convenience for customers.

Deregulation that accompanied the revision of the law regulating the airline industry in Japan enabled ANA to develop and expand demand with unprecedented flexibility by introducing special fares. New special fares included *Chowari* (¥10,000 on all flights on all routes). We implemented a number of sales campaigns, including one that utilized ANA's Pokemon jet, and the operation of ANA's ANA Woody (Woodpecker) Jet received considerable attention. This aircraft has a special livery commemorating the opening of Universal Studios Japan, for which ANA is the official airline.

For members of our frequent flyer program ANA Mileage Club (AMC), a service was started enabling them to complete ticket reservation and payment over cellular phones, a first for the airline industry in Japan.

Due to the increase in demand for personal travel, the number of passengers on domestic routes totaled 45.51 million, an increase of 0.2%, and revenues rose 2.9%, to ¥672.5 billion.

Domestic—Cargo and Mail

The number of takeoffs and landings at Haneda Airport increased, and parcel shipments and IT-related cargo shipments continued to show favorable growth. As a result, cargo demand on domestic routes was firm throughout the year.

The eruption of Mt. Usu disrupted the rail shipping network, and it required about two months before service was restored. Air cargo was used as a substitute shipping route between Honshu and Hokkaido, leading to a significant increase in cargo shipments.

The volume of domestic cargo handled by ANA in the past fiscal year was 434 thousand tons, up 3.2% from the previous year, and cargo revenues totaled ¥28.2 billion, an increase of 2.0%. Domestic mail volume rose 4.6%, to 78 thousand tons, with revenues reaching ¥10.6 billion, up 2.2%.

International—Passenger Services

To increase profitability, we reorganized operations out of Kansai International Airport. Specifically, beginning with the summer schedule, we inaugurated service to Honolulu and suspended European operations, and from January, Air Japan, a subsidiary operating on international routes commenced service between Osaka (Kansai)-Seoul.

We also began a number of code share flights, including Tokyo-Bangkok service with Thai International Airways and Osaka (Kansai)-Seoul/domestic operations with Asiana Airlines. By further strengthening cooperative ties with Star Alliance partners, we expanded our global network and enhanced competitiveness. In February, late night/early morning international charter flights from Haneda were approved, and ANA subsequently operated charter flights to Honolulu and Guam.

Sales-related activities included offering the Star Alliance Round The World Fare and through code-share agreements with Star Alliance partners, resourced overseas sales channels that we had previously been unable to access. As a result, the number of foreign passengers increased significantly. We also implemented sales promotion activities, including a wide range of campaigns, such as a summer campaign targeting family travel and a new type of proposal-based travel product for trips to Europe.

The number of passengers on international routes in the year under review increased 9.5%, to 4.38 million, and operating revenues rose 14.8%, to ¥207.4 billion, primarily as a result of

increased passenger yields against a background of rising demand for business travel.

International—Cargo and Mail

Favorable economic conditions in North America and Asia contributed to strong demand for cargo shipments, especially for IT-related semiconductors and electronic equipment. In the second half of the fiscal year, however, the U.S. economy decelerated, and demand for shipments to North America and Asia, which is a major production base for goods destined for the U.S., declined significantly from the previous term. Looking at inbound cargo, imports of IT-related products, such as personal computers and cellular phones, remained firm. Demand was also strong for shipments of textiles and fresh foods from China and Southeast Asia and, due to the depreciation of the Euro, for shipments of general consumables from Europe. ANA strove to improve services for its customers. In April we introduced PRIO, a priority service for international cargo, and we worked to further expand our services in response to new corporate strategies for cargo shipments.

International cargo volume in the year under review totaled 193 thousand tons, a decrease of 1.2%, and revenues were ¥40.4 billion, up 0.8%. International mail volume rose 5.1%, to 7,900 tons, with revenues reaching ¥2.1 billion, up 1.0%.

Incidental and Other Revenues

The ANA Group worked to expand revenues from the provision of ground support services, including the maintenance of other airlines' aircraft and check-in and baggage handling services, and from in-flight sales. Revenues in the year under review totaled ¥76.8 billion, an increase of 17.1%.

Travel Services

ANA continued striving to increase convenience for its customers. For example, the August 2000 establishment of *atour*, an Internet web site for domestic and international travel, enabled customers not only to make reservations and inquiries over the Internet but also to search for tours and to request brochures for the approximately 7,000 travel products offered by the ANA Group, such as ANA Sky Holidays and ANA Hallo Tours. With an emphasis on customer satisfaction, detailed sales activities closely linked to the needs of each region were also conducted. As a result, favorable results were recorded in both sales and number of customers.

In domestic travel operations, ANA Sky Holiday Tours Co., Ltd., was spun off from ANA Trading Co., Ltd., and began operations in April 2000. Although tourism demand declined temporarily due to the eruption of Mt. Usu and the Kyushu-Okinawa Summit 2000, the aggressive Destination Campaign, which targeted the creation of new demand, resulted in increased sales of package tours, namely to Hokkaido and Kyushu. Sales of personal travel products also increased.

Sales of ANA World Tours' "ANA Hallo Tours" were favorable, with sales of travel products from Narita Airport to Europe recording especially robust growth. Sales of tours to China were also strong, due primarily to the lasting popularity of the Three Gorges Cruise Charter products. ANA World Tours recorded record high sales during the year under review.

As a result, operating revenues from travel services rose 12.5%, to ¥152.8 billion, while operating income was down 55.6%, to ¥1.4 billion.

Hotel Businesses

Notable developments in ANA's hotel operations included the implementation of concrete measures for restructuring domestic hotel operations. Overseas, a golf course property held by ANA Hotels Hawaii, Inc, was sold in December 2000 and subsequently the company was liquidated in March 2001.

Domestically, ANA completed preparations for restructuring. Plans for hotel operations are based on the separation of ownership and operations. In December 2000, we established ANA Hotels Co., Ltd., which will focus on enhancing chain hotel functionality. In March 2001, we took three more key steps. First, we established ANA Hotel Management Co., Ltd., which will assist individual hotel companies by furnishing support services, providing human resources, and meeting the responsibilities of ownership. Second, we established ANA Hotel Tokyo Co., Ltd., which will focus solely on the operation of the ANA Hotel Tokyo. Third, we transferred and placed in trust the ANA Hotel Tokyo removing the assets from our balance sheet and reducing our interest-bearing debt and consolidated deficit.

In overseas markets, demand was firm, our management initiatives were aligned with market needs, and we continually implemented appropriate cost controls. As a result, record profits were recorded at ANA hotels in Vienna and Sydney, where each hotel turned in a performance placing it in the top regional rank.

For the fiscal year under review, operating revenues in the hotel segment were up 8.2%, to ¥83.6 billion, while operating income declined 0.2%, to ¥3.8 billion.

Other Businesses

ANA Trading Co., Ltd., recorded increased revenues for the year under review due to higher sales in both its aircraft parts division and pulp and paper division. Infini Travel Information Co., Ltd., provides a reservation and ticketing system for international flights. During the past year, Infini suffered a temporary decline in reservation-related system usage fees immediately after it changed its host computer, and as a result, the company registered a decline in revenues. ANA Information Systems Planning Co., Ltd., which develops, maintains, and operates information systems, posted record sales levels and operating profit. This performance was attributable to the receipt of orders from within the Group for large-scale system development, the expansion of the scope of the company's maintenance and operation activities, and increased sales to customers outside the ANA Group. ANA Real Estate Co., Ltd., which conducts the sale, rental, and management of real estate, performed renovation work on a number of leased office buildings and improved tenant services. As a result, office building occupancy was maintained at high levels. At the same time, the company performed strongly in the leasing of dormitories and company housing to ANA Group companies as well as in sublet housing for the general public. In February 2001, ANA Real Estate increased its operational efficiency by acquiring ARE Co., Ltd., a consolidated subsidiary in the same industry.

Operating revenues in the other businesses segment totaled ¥191.1 billion, up 8.5% and operating income reached ¥6.3 billion.

CASH FLOWS

Due to a significant improvement in revenues, centered on air transportation, net cash provided by operating activities totaled ¥148.7 billion.

In accordance with the principle of "selection and concentration" outlined in its medium-term corporate plan, the Company invested in aircraft and aircraft parts and sold hotels and other assets. As a result, net cash used in investing activities was ¥17.9 billion. In addition to free cash flow of ¥130.8 billion, the Company used a portion of cash and cash equivalents to reduce interest-bearing debt (loans and debentures), which at year-end was down ¥176.6 billion from the end of the previous fiscal year.

As a result, net cash provided by financing activities was ¥158.3 billion, and the year-end

balance of cash and cash equivalents was ¥207.7 billion, a decline of ¥29.7 billion from the previous year-end.

DIVIDEND PAYMENT POLICY

The Company places a high priority on providing a return to shareholders while working to secure a stable foundation for future growth.

In the year under review, the Company booked an extraordinary loss in order to recognize evaluation loss on stock of consolidated subsidiaries and thereby strengthen its financial position. As a result, the Company recorded a net loss on a non consolidated basis, and accordingly decided to continue the suspension of dividend payments.

FISCAL YEAR 2001 ENDING MARCH 2002—FORECAST

There is cause for concern about a slowdown in the U.S. economy and a downturn in private-sector capital investment in the United States, where investment has been growing steadily. The short-term outlook for business conditions remains uncertain.

In the domestic airline industry, tourism demand on domestic routes is expected to expand, while growth in business demand is likely to be moderate due to uncertainty about future economic conditions. Since the revision to Japan's civil aviation laws in February 2000, competition on domestic routes has continued to intensify. ANA's operating environment does not lend itself to optimistic forecasts.

In this environment, we will be guided by our medium-term corporate plan, which covers the period through FY2002 ending March 2003. We will strive to achieve further improvement in basic quality, with top priority given to the maintenance of safe operations. At the same time, guided by the principles of "selection and concentration" efforts to raise profitability and improve financial condition, and well continue to be implemented to build a stronger corporate structure that will enable the stable payment of dividends.

In travel services, hotel operations, and other businesses, ANA will work to further improve profitability by increasing revenues through focused management efforts and continued cost cutting.

For the fiscal year ending March 31, 2002, ANA anticipates sales of ¥1,260 billion, a decline of

¥19.6 billion, recurring income of ¥39 billion, down ¥24.5 billion, and net income of ¥18 billion, a decrease of ¥22.2 billion.

(1) Consolidated Balance Sheets

Unit: ¥ million

Assets	Fiscal 1999 As of 3.31.00	Fiscal 2000 As of 3.31.01	Change from last year
Current assets	443,052	419,296	(23,756)
Cash and deposits	160,300	152,755	(7,545)
Trade accounts receivable	92,007	103,652	11,645
Marketable securities	83,934	56,564	(27,370)
Inventories	52,834	51,752	(1,082)
Deferred tax assets	7,008	8,791	1,783
Other current assets	49,263	46,412	(2,851)
Allowance for doubtful accounts	(2,294)	(630)	1,664
Fixed assets	1,073,668	1,030,045	(43,623)
[Tangible fixed assets]	[878,849]	[849,351]	[(29,498)]
Buildings and structures	234,354	211,632	(22,722)
Aircraft	389,955	441,796	51,841
Machinery, Equipment and vehicles	24,290	20,754	(3,536)
Tools and fixtures	30,492	26,716	(3,776)
Land	148,319	120,382	(27,937)
Construction in progress	51,439	28,071	(23,368)
[Intangible fixed assets]	[25,085]	[31,939]	[6,854]
Consolidation adjustment account	1,283	915	(368)
Other intangible fixed assets	23,802	31,024	7,222
[Investments and others]	[169,734]	[148,755]	[(20,979)]
Investment securities	69,591	63,660	(5,931)
Long-term loans receivables	23,878	24,098	220
Deferred tax assets	22,033	16,387	(5,646)
Other investments	55,221	48,688	(6,533)
Allowance for doubtful accounts	(989)	(4,078)	(3,089)
Deferred assets	1,587	2,079	492
Foreign currency translation adjustment	16,310	-	(16,310)
Total assets	1,534,617	1,451,420	(83,197)

Unit: ¥ million

Liabilities	Fiscal 1999 As of 3.31.00	Fiscal 2000 As of 3.31.01	Change from last year
Current liabilities	498,502	425,786	(72,716)
Trade accounts payable	110,078	137,026	26,948
Short-term loans	102,586	82,165	(20,421)
Current portion of long-term debt	103,032	63,354	(39,678)
Current portion of bonds payable	63,000	30,000	(33,000)
Bonus payment reserve	13,629	14,169	540
Other current liabilities	106,177	99,072	(7,105)
Long-term liabilities	935,726	868,784	(66,942)
Bonds payable	371,703	353,829	(17,874)
Long-term loans payable	472,019	406,382	(65,637)
Accrued employees' retirement benefits	66,611	77,668	11,057
Deferred tax liabilities	106	3	(103)
Other long-term liabilities	25,287	30,902	5,615
Total liabilities	1,434,228	1,294,570	(139,658)
Minority interest	2,933	6,350	3,417
Shareholders' equity			
Common stock	72,142	86,079	13,936
Capital surplus	90,135	104,072	13,936
Deficit on consolidation	64,379	24,004	(40,375)
Unrealized gains on securities	-	1,497	1,497
Foreign currency translation adjustment	-	(16,460)	(16,460)
Treasury stock	(442)	(684)	(242)
Total shareholders' equity	97,456	150,500	53,044
Total liabilities, minority interest and shareholders' equity	1,534,617	1,451,420	(83,197)

Note: Accumulated depreciation: Preceding term:861,137 million, Current term:861,808 million

(2) Consolidated Statements of Income (Loss)

Unit: ¥ million

	Fiscal 1999 As of 3.31.00	Fiscal 2000 As of 3.31.01	Change From last year
Recurring Profit			
Operating revenues and expenses			
Operating revenues	1,209,647	1,279,635	69,988
Operating expenses	926,088	934,376	8,288
Sales, General and administrative expenses	252,000	263,016	11,016
Operating income	31,559	82,243	50,684
Non-operating income and expenses			
Non-operating income	37,476	41,500	4,024
Interest income	7,809	8,199	390
Other	29,667	33,301	3,634
Non-operating expenses	67,550	60,206	(7,344)
Interest expenses	38,950	35,079	(3,871)
Other	28,600	25,127	(3,473)
Total Recurring Profit	1,485	63,537	62,052
Extraordinary Gains and Losses			
Extraordinary gains	5,620	19,202	13,582
Gains on sales of fixed assets	1,015	13,270	12,255
Gain on sale of investment securities	4,170	1,457	(2,713)
Other	435	4,475	4,040
Extraordinary losses	29,794	19,450	(10,344)
Valuation loss on investment securities	6,167	4,011	(2,156)
Valuation loss on other investment	-	4,749	4,749
Special retirement benefit	5,738	1,216	(4,522)
Loss on sale of fixed assets	3,175	2,541	(634)
Loss on removal of fixed assets	3,075	295	(2,780)
Other	11,639	6,638	(5,001)
Net income (loss) before taxes	(22,689)	63,289	85,978
Corporate, inhabitant and enterprise tax	5,951	17,888	11,937
Deferred taxes	(11,427)	1,263	12,690
Minority interest (loss)	(2,012)	3,852	5,864
Net income (loss)	(15,201)	40,286	55,487

(3) Consolidated Statements of Surplus

Unit: ¥ million

	Fiscal 1999 4.1.99 - 3.31.00	Fiscal 2000 4.1.00-3.31.01	Change From last year
Deficit on consolidation at the beginning of period	47,818	64,379	16,561
Deficit brought forward from preceding term	49,959	64,379	14,420
Past period deferred tax adjustment	2,141	-	(2,141)
Decrease in deficit on consolidation	4,685	1,254	(3,431)
Decrease resulting from excluded subsidiaries and affiliates	2,589	880	(1,709)
Decrease resulting from consolidated subsidiary's merger with unconsolidated Subsidiaries	-	216	216
Decrease resulting from changes in equity interest in subsidiaries and affiliates	1,009	95	(914)
Decrease resulting from newly consolidated subsidiaries and affiliates	1,087	63	(1,024)
Increase in deficit on consolidation	6,045	1,165	(4,880)
Increase resulting from newly consolidated subsidiaries and affiliates	3,041	-	(3,041)
Increase resulting from changes in equity interest in subsidiaries and affiliates	2,978	1,155	(1,823)
Dividend	16	-	(16)
Directors bonus	10	10	-
Net income (loss)	(15,201)	40,286	55,487
Deficit on consolidation carried forward	64,379	24,004	(40,375)

(4) Consolidated statement of Cash flows

Unit: ¥ million

	Fiscal 1999 As of 3.31.2000	Fiscal 2000 As of 3.31.2001
I. Cash flows from operating activities		
Net income (loss) before taxes	(22,689)	63,289
Depreciation	58,441	59,333
Gain and loss on sale of fixed assets, loss on removal fixed assets (Net)	10,673	(3,481)
Gain and loss on sale, and revaluation of marketable securities (Net)	2,918	9,138
Interest expenses	38,950	35,079
Interest and dividends income	(8,466)	(9,537)
Currency loss	9,254	(2,043)
Decrease (Increase) in trade accounts receivable	23,811	(10,838)
Decrease (Increase) in other receivable	7,930	3,114
Increase (Decrease) in trade accounts payable	(16,785)	26,015
Others	6,144	4,583
Sub-total	110,181	174,652
Interest and dividend received	8,466	9,537
Interest paid	(37,893)	(35,615)
Corporation and other taxes paid	(3,224)	(7,159)
Others	(281)	7,381
Net cash provided by (used in) operating activities	77,249	148,796
II. Cash flows from investing activities		
Payment for acquisition of tangible fixed assets	(101,120)	(89,254)
Proceeds from sale of tangible fixed assets	7,556	59,745
Payment for acquisition of intangible fixed assets	(10,149)	(3,058)
Proceeds from sale of investment securities	14,802	22,012
Payment for lending	(1,910)	(6,887)
Proceeds from collection of loans	6,294	3,797
Others	(680)	(4,319)
Net cash provided by (used in) investing activities	(85,207)	(17,964)
III. Cash flows from financing activities		
Increase (Decrease) in short-term loans	(13,104)	(19,780)
Repayment of financing lease liabilities	(1,025)	(4,252)
Proceeds from long-term loans	72,574	35,608
Repayment of long-term loans	(97,789)	(146,014)
Proceeds from issuance of bonds	105,000	39,321
Redemption of bonds	(20,000)	(63,000)
Cash dividend paid to minority shareholders	(16)	-
Others	-	(242)
Net cash provided by (used in) financing activities	45,640	(158,359)
IV. Effect of exchange rate changes on cash and Cash equivalents	(7,367)	(3,093)
V. Net increase(decrease) in cash and cash equivalents	30,315	(30,620)
VI. Cash and cash equivalents at the beginning of the Period	184,612	237,440
VII. Effect of changes in scope of consolidation on cash and cash equivalents	22,513	897
VIII. Cash and cash equivalents at the end of period	237,440	207,717

Note
Cash and cash equivalents at the end of the period and correlation with the amounts stated in consolidated balance sheets

	Fiscal 1999	As of 3.31.00	Fiscal 2000	As of 3.31.01
	Balance at the end of period	Cash and cash equivalents in the amount on the left	Balance at the end of period	Cash and cash equivalents in the amount on the left
Cash and deposits	160,300	159,227	152,755	151,648
Marketable securities	83,934	78,213	56,564	56,069
Cash and cash equivalents		237,440		207,717

(5) Summary of significant accounting policies

1. Scope of consolidation

(1)Consolidated subsidiaries: 113
(2)Non- Consolidated subsidiaries: 34
(3)Changes in consolidated subsidiaries
Newly consolidated subsidiaries: ;WINGSPAN INSURANCE(GUERNSEY) LTD., ANA ENGINE SERVICE CO.,LTD., FUKUSHIMA AIR SERVICE CO.,LTD., SKY FOODS COMPANY, LTD.
Excluded consolidated subsidiaries: ;ANA ENTERPRISES(USA),INC., ANA HOTELS HAWAII, INC., NARITA ANA TRADING CO.,LTD., and other 3 companies. (Decreasing of significance)

2. Affiliates treated under the equity method

(1)Subsidiaries and affiliates treated under the equity method: 32 (Non- consolidated subsidiaries: 6, Affiliates: 26)
(2)Affiliates not treated under the equity method: 56(Non-consolidated subsidiaries:28, Affiliates: 28)
(3)Changes in subsidiaries and affiliates treated under the equity method
Excluded subsidiaries and affiliates treated under the equity method: ;FUKUSHIMA AIR SERVICE CO.,LTD.(Making a change to consolidated subsidiaries)

3. Settlement terms of consolidated subsidiaries

Consolidated subsidiaries below differ the settlement terms from the date of March 31. Their financial statements are employed without adjustment.

WINGLET CO.,LTD. and other 14 subsidiaries ..... December 31.
GDP CO.,LTD. and other 2 subsidiaries ..... January 31.
ANA SUB ONE CO.,LTD ..... February 10.

The accounts of ANA SUB TWO CO.,LTD. and AWT OCEANIA PTY LTD. are adjusted to reflect financial position and operating results as of the end of March 31.

4. Significant accounting practices

(1)Valuation of principal assets and valuation method
Inventories are stated at cost, cost being determined by the moving average method.
Marketable securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in statement of earnings.
Investment securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in shareholders' equity, excluding not having market price stated at cost.

(2)Depreciation of principal fixed assets

Tangible fixed assets:

Aircraft: Depreciation is computed primarily by the straight line method.

Building: Depreciation is computed primarily by the straight line method.

Other tangible fixed assets: Depreciation is computed primarily by the declining balance method.

Intangible fixed assets: Depreciation is computed primarily by the straight line method.

(3)Appropriation to principal reserves

Allowance for doubtful accounts: Generally, allowance for doubtful accounts is calculated based on the actual ratio of doubtful accounts losses incurred. For specific accounts with higher possibility of doubtful accounts loss, the allowance is determined by independent judgment.

Bonus payment reserve: Bonus payment reserves are provided for the expected payment of bonuses for the current fiscal year.

Accrued employee's retirement benefits: The liability for the employees retirement benefits is provided for the present value of post-employment benefit obligations. The unfunded liabilities as for April 1. 2000, are ¥110,498 million and are amortized over 15 years.

(4)Accounting for deferred assets

Bond issue expenses are amortized over a three year period in accordance with the provisions of the Commercial Code.

Development costs are amortized over a five year period in compliance with the Provisions of the Commercial Code.

(5)Accounting for leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted by the method similar to operating lease method.

(6)Translation of foreign currency denominated assets and liabilities into Japanese yen foreign currency denominated assets and liabilities are translated at the exchange rate as of the date of balance sheet.

5. Amortization of consolidation adjusting accounts

Consolidation adjusting accounts are amortized over a five year period beginning from the fiscal year of accrual using the straight line method.

6. Appropriation of retained earnings

Appropriation of retained earnings of subsidiaries is based on appropriations approved During the fiscal year.

7. Scope of funds(Cash and cash equivalents) for the cash flow statement

For the purpose of statement of consolidated cash flows, the companies consider cash, short-term deposits readily convertible into cash, and highly liquid short-term investments with original maturity of three months or less and without significant risk of change in value as funds (cash and cash equivalents).

Segment Information (Consolidated)

Year ended March 31,2000 *Unit:¥Million*

	Air transportation	Travel Services	Hotel Operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	920,447	124,408	65,688	99,104	1,209,647	-	1,209,647
Intra-group sales and transfers	60,056	11,469	11,685	77,117	160,327	(160,327)	-
Total	980,503	135,877	77,373	176,221	1,369,974	(160,327)	1,209,647
Operating expenses	954,811	132,551	73,535	176,439	1,337,336	(159,248)	1,178,088
Operating income (loss)	25,692	3,326	3,838	(218)	32,638	(1,079)	31,559

Year ended March 31,2001 *Unit:¥Million*

	Air Transportation	Travel services	Hotel Operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	964,888	139,155	71,586	104,006	1,279,635	-	1,279,635
Intra-group sales and transfers	73,396	13,702	12,113	87,109	186,320	(186,320)	-
Total	1,038,284	152,857	83,699	191,115	1,465,955	(186,320)	1,279,635
Operating expenses	965,948	151,379	79,868	184,717	1,381,912	(184,520)	1,197,392
Operating income	72,336	1,478	3,831	6,398	84,043	(1,800)	82,243

Notes:

1. *Segment breakdown is based on classifications employed for internal management.*
2. *The businesses, information and telecommunication, trading and retailing, real estate & building management and other revenues are included in "Other businesses".*
3. *Industry segment information of the company and its subsidiaries is only disclosed because of its significance.*

Breakdown of Operating Revenues (Consolidated)

Unit: ¥ million

	Preceding term 4.1.99- 3.31.00	% of total	Current term 4.1.00- 3.31.01	% of total
Scheduled domestic routes				
Passenger	653,737	47.7	672,504	45.9
Cargo	27,718	2.0	28,283	1.9
Mail	10,406	0.8	10,637	0.7
Baggage handling	256	0.0	287	0.0
Subtotal	692,117	50.5	711,711	48.5
Scheduled international routes				
Passenger	180,776	13.2	207,449	14.2
Cargo	40,081	2.9	40,403	2.8
Mail	2,148	0.2	2,169	0.1
Baggage handling	539	0.0	576	0.0
Subtotal	223,544	16.3	250,597	17.1
Revenues from scheduled flights	915,661	66.8	962,308	65.6
Other operating revenues	64,842	4.7	75,976	5.2
Subtotal	980,503	71.6	1,038,284	70.8
Travel services				
Package tours (Domestic)	78,695	5.7	86,007	5.9
Package tours (International)	40,527	3.0	47,100	3.2
Other revenues	16,655	1.2	19,750	1.3
Subtotal	135,877	9.9	152,857	10.4
Hotel Operations				
Guest rooms	23,147	1.7	27,452	1.9
Banquets	23,627	1.7	23,564	1.6
Foods and drinks	19,445	1.4	19,460	1.3
Other revenues	11,154	0.8	13,223	0.9
Subtotal	77,373	5.6	83,699	5.7
Other businesses				
Trading and retailing	124,790	9.1	136,863	9.4
Information and telecommunication	16,532	1.2	19,301	1.3
Real estate & building maintenance	15,993	1.2	17,181	1.2
Other revenues	18,906	1.4	17,770	1.2
Subtotal	176,221	12.9	191,115	13.1
Total operating revenue	1,369,974	100.0	1,465,955	100.0
Intercompany eliminations	(160,327)	-	(186,320)	-
Operating revenue (Consolidated)	1,209,647	-	1,279,635	-

Notes:
1. Segment breakdown is based on classifications employed for internal management.
2.Segment operating revenue includes inter-segment transactions.

Overview of Airline Operating Results (Consolidated)

	Preceding term 4.1.99- 3.31.00	Current term 4.1.00- 3.31.01
Domestic routes		
Number of passengers	45,430,847	45,509,166
Available seat-km (thousand km)	60,092,543	61,074,346
Revenue passenger-km (thousand km)	38,411,436	38,468,738
Passenger load factor	63.9	63.0
Cargo (tons)	420,846	434,333
Mail (tons)	74,754	78,166
International routes		
Number of passengers	3,998,573	4,377,639
Available seat-km (thousand km)	33,772,135	32,445,880
Revenue passenger-km (thousand km)	22,510,049	24,123,742
Passenger load factor	66.7	74.4
Cargo (tons)	195,384	192,997
Mail (tons)	7,499	7,881
Total		
Number of passengers	49,429,420	49,886,805
Available seat-km (thousand km)	93,864,678	93,520,226
Revenue passenger-km (thousand km)	60,921,485	62,592,480
Passenger load factor	64.9	66.9
Cargo (tons)	616,230	627,330
Mail (tons)	82,253	86,047

Notes:
Domestic routes: All Nippon Airways Co. +Air Nippon Co.+ Air Hokkaido Co.
International routes: All Nippon Airways Co. + Air Nippon Co.+ Air Japan Co.
Each results do not include results of charter flights .

(1) Nonconsolidated Balance Sheets

Unit: ¥ million

Assets	Fiscal 1999 As of 3.31.00	Fiscal 2000 As of 3.31.01	Change from last year
Current assets	334,978	313,920	(21,058)
Cash and deposits	102,070	101,758	(312)
Trade accounts receivable	70,530	76,357	5,826
Marketable securities	67,425	46,207	(21,217)
Treasury stock	3	3	0
Inventories	42,956	43,671	715
Prepaid expenses	2,358	2,914	556
Short-term loans receivable	10,922	12,959	2,037
Other accounts receivable	7,834	8,858	1,023
Deferred tax assets	3,717	4,871	1,153
Other current assets	27,529	16,581	(10,947)
Allowance for doubtful accounts	(368)	(264)	104
Fixed assets	866,134	813,041	(53,093)
[Tangible fixed assets]	[630,867]	[641,157]	[10,290]
Buildings	108,590	104,576	(4,014)
Structures	2,725	2,197	(528)
Aircraft	361,769	413,997	52,228
Machinery and equipment	16,393	13,543	(2,850)
Transportation equipment other than aircraft	1,900	1,755	(144)
Tools and fixtures	22,645	19,349	(3,295)
Land	67,163	60,361	(6,801)
Construction in progress	49,679	25,376	(24,302)
[Intangible fixed assets]	[17,635]	[23,382]	[5,747]
Telephone deposits	532	477	(55)
Software	16,897	18,068	1,170
Other intangible assets	204	4,837	4,632
[Investments and others]	[217,632]	[148,500]	[(69,131)]
Investment securities	22,776	28,912	6,135
Investments in subsidiaries and affiliates	129,694	70,173	(59,521)
Bonds of subsidiaries and affiliates	5,500	5,500	—
Advances to subsidiaries and affiliates	60	60	—
Long-term loans receivables	28,752	27,264	(1,488)
Housing loans to employees	7,853	1,018	(6,834)
Long-term prepaid expenses	3,546	2,507	(1,038)
Deferred tax assets	4,377	7,046	2,669
Other investments	15,738	18,996	3,257
Allowance for doubtful accounts	(668)	(12,979)	(12,311)
Deferred assets	432	927	494
Bond issuance expenses	432	927	494
Total assets	1,201,546	1,127,888	(73,657)

Liabilities	Fiscal 1999 As of 3.31.00	Fiscal 2000 As of 3.31.01	Change from last year
Current liabilities			
Current liabilities	303,625	269,443	(34,181)
Trade accounts payable	85,494	107,854	22,360
Current portion of long-term debt	68,806	50,180	(18,626)
Current portion of bonds payable	63,000	30,000	(33,000)
Non-operating accounts payable	3,321	3,821	499
Accrued income taxes	118	11,376	11,258
Accrued expenses	26,340	19,205	(7,134)
Deposits	2,431	2,056	(375)
Advance ticket sales	40,041	31,331	(8,709)
Bonus payment reserve	7,136	7,398	261
Other current liabilities	6,933	6,219	(714)
Long-term liabilities	728,353	688,644	(39,708)
Straight Bonds	230,000	200,000	(30,000)
Convertible Bonds	141,703	153,829	12,126
Long-term loans payable	290,509	260,770	(29,738)
Long-term unearned income	75	113	38
Accrued employees' retirement benefits	54,069	61,371	7,301
Reserve for losses on related businesses	4,335	448	(3,887)
Other long-term liabilities	7,660	12,112	4,451
Total liabilities	1,031,978	958,088	(73,889)

Shareholders' equity			
Common stock	72,142	86,079	13,936
Capital reserves	100,436	114,373	13,936
Capital surplus	90,135	104,072	13,936
Regal reserves	10,301	10,301	—
Deficit	3,011	32,021	29,009
Special depreciation reserve	2,583	2,206	(377)
Other reserve	1,600	1,600	—
Land devaluation reserve	785	785	—
Unappropriated net loss	7,981	36,613	28,632
net loss for the period	9,732	29,009	19,276
Unrealized gains on securities	-	1,367	1,367
Total shareholders' equity	169,567	169,800	232
Total liabilities and shareholders' equity	1,201,546	1,127,888	(73,657)

(2)Nonconsolidated Statements of Income (Loss)

Unit: ¥ million

	Fiscal 1999 4.1.99 - 3.31.00	Fiscal 2000 4.1.00 - 3.31.01	Change from last year
Recurring Profit			
Operating revenues and expenses			
Operating revenues	911,849	966,588	54,739
Operating expenses	702,499	722,324	19,825
Sales, General and administrative expenses	188,744	177,840	(10,904)
Operating income	20,605	66,424	45,818
Non-operating income and expenses			
Non-operating income			
Interest and dividend income	2,136	2,511	375
Other	25,114	30,214	5,100
Total	27,251	32,726	5,475
Non-operating expenses			
Interest expenses	26,974	23,226	(3,747)
Other	23,301	22,602	(699)
Total	50,276	45,828	(4,447)
Total Recurring Profit (Loss)	(2,418)	53,322	55,740

Extraordinary Gains and Losses

Extraordinary gains			
Gains on sales of marketable securities	1,673	1,394	(279)
Gains on sales of fixed assets	249	662	412
Special dividend from affiliates	2,359	–	(2,359)
Other gains	–	167	167
Total	4,282	2,224	(2,058)
Extraordinary losses			
Adjustment for annuity payments for past service	1,666	–	(1,666)
Provision for losses on related businesses	4,335	–	(4,335)
Valuation loss on shares of affiliates	701	50,538	49,837
Loss on sale of affiliate stock	431	2,819	2,387
Loss from liquidation of affiliates	158	–	(158)
Special retirement benefits	4,685	790	(3,894)
Valuation loss on marketable securities	3,840	3,012	(827)
Loss on sales of marketable securities	–	1,982	1,982
Loss on disposal of fixed assets	1,610	–	(1,610)
Loss on sales of fixed assets	–	8,283	8,283
Provision for doubtful accounts	–	10,650	10,650
Other losses	–	1,183	1,183
Total	17,429	79,262	61,832
Net loss before taxes	15,565	23,715	8,150
Corporate, inhabitant and enterprise tax	144	11,609	11,465
Deferred taxes	(5,976)	(6,315)	(339)
Net loss	9,732	29,009	19,276
Loss carried over from last year	2,811	7,603	4,792
Tax effect accounting adjustment for prior years	2,117	–	(2,117)
Reversal from tax reserve (Special Taxation Measures) **for application of deferred accounting method**	2,444	–	(2,444)
Unappropriated loss	7,981	36,613	28,632

ANA Group to Introduce Its First Boeing 767 Freighter

TOKYO, July 26 — At a Board of Directors meeting, All Nippon Airways (ANA) agreed to introduce a Boeing 767-300 Freighter, its first aircraft dedicated to cargo operations.

The latest addition to the ANA family of aircraft is scheduled for introduction in September 2002 and will be jointly operated with Nippon Cargo Airlines (NCA), for service between China, neighboring Asian countries and Tokyo's Narita Airport, where demand for cargo transportation has been growing apace.

"This aircraft is going to be the perfect match for the provisional runway opening at Narita Airport next year and will be an integral part of our international cargo strategy," said Yoji Ohashi, president and CEO of ANA.

"More than ever ANA and NCA will be deepening their ties of cooperation in order to meet the on coming surge for the transport of goods and services in this vibrant region of the world," said Takashi Ijichi, president of NCA.

ANA operates approximately 30 aircraft (B747-400, B777-200, B767-300) internationally serving 25 cities in 12 countries around the world, while NCA operates 10 B747-200 freighters on its international operations serving 17 cities in 12 countries. The carriers transported 510 thousand tons of cargo in fiscal year 2000, a significant leap since scheduled international service was first started in 1985 for NCA and 1986 for ANA.

767-300 Freighter Characteristics
Maximum Cargo Payload: approx. 55,000 tons
Maximum Range: approx. 6,000 kilometers
Flight Crew: 2 pilots
Basic Dimensions —
Overall Length: 54.9 meters
Wing Span: 47.6 meters
Tail Height: 15.9 meters
Interior Cabin Width: 4.7 meters

Contact:
Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683, f.tanaka@ana.co.jp
Ryuhei Yamashita, General Administration, NCA: 81(0)3-3507-4113,
Ryuhei_Yamashita@nippon-cargo.co.jp

File No. 82-1569

ANA Responds to Declines after September 11 Attacks

TOKYO, November 22, 2001 — Responding to steep declines in demand for air transport following the September 11 Attacks, All Nippon Airways (ANA), filed an application with the Ministry of Land Infrastructure and Transport for additional modifications on its international network effective January.

Additionally, as part of an expanded effort to reduce costs, the ANA Group plans to pare its workforce by 1,000 employees and implement a "Voluntary Leave of Absence" program for one month.

International Operations
In keeping with its policy of flexibly responding to demand patterns, three routes will be suspended in January for the remainder of the winter schedule, until March 30, 2002. As a result, available seat kilometers (ASK) on the ANA Group's international operations will decline 15% compared to the same period a year ago.

Bangkok - Mumbai (Bombay)*
Two flights/week (Th. Su.) from January 17, 2002

Bangkok - Kuala Lumpur*
Three flights/week (Mo. We. Fr.) from January 16, 2002

Kansai - Bangkok
Daily service from January 15, 2002

02 AUG 20 AM 11: 12

*Flights connect Tokyo/Narita on same flight between Tokyo/Narita and Bangkok

Personnel
Personnel Reductions
By the end of fiscal year 2002**, ANA will reduce its workforce by 1,000 to 12,700 employees from the current level of 13,780.

In the company's Medium Term Corporate Plan, ANA outlined aims to reduce its workforce by 680 from the current level to 13,100 employees by the end of fiscal year 2002**. However, this number will be reduced by another 400 due to the discontinuation of plans to recruit 300 cabin attendants and through the early retirement of 100 employees.

In addition, ANA will postpone the hiring date of 200 cabin attendants recruited for February 2002 to April.

**Ending March 31, 2003

Voluntary Leave of Absence
ANA employees will be given the option of a one month "Voluntary Leave of Absence" whereby they will receive pay 40% less their normal monthly salary for the term. Subject to an agreement between labor and management this program will be offered to 12,000 (management approx. 3,000, general employees approx. 9,000) employees early next year

beginning with cabin crew.

Other

In addition to the above measures, the following cost reductions will be executed by the end of the current fiscal year, ending March 31, 2002.

Cost Reduction

International Operations -	¥15 billion***
Personnel -	¥ 1 billion***
Advertising -	¥ 2 billion***
Leases, etc. -	¥ 3 billion***
Fuel, other -	¥ 9 billion***
Total:	¥30 billion***

***All figures approximate

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

File No. 82-1569

ANA GROUPNEWS

ANA

A STAR ALLIANCE MEMBER

02 AUG 20

ANA Announces First Half Results for FY 2001*

Consolidated Operating Revenue ¥638.7 Billion,
Consolidated Recurring Income ¥31.9 Billion

November 22, 2001 – ANA (All Nippon Airways Co., Ltd., TSE 9202), announced its consolidated and non-consolidated financial results for the first half of fiscal year 2001 and forecast for the full fiscal year 2001, which ends March 31, 2002.

During the period, ANA Group airlines – All Nippon Airways Co., Air Nippon Co. (ANK), Air Japan Co. (AJX), and Air Hokkaido Co. (ADK) – carried approximately 26 million passengers: 24 million on domestic routes and 2 million on international routes.

Adverse conditions such as declines in private capital expenditure, which had been on the rise through the previous period, a sharp reduction in exports due to a slowdown in the global economy and a deterioration of corporate profitability have severely burdened the Japanese economy. And although personal consumption remained relatively steady, household income ran below the previous year's level and the unemployment rate reached record highs.

Under these circumstances, ANA's consolidated operating revenue for the interim period totaled ¥638.7 billion (down 1.9%**), operating income ¥44.1 billion (down 27.5%**), and recurring income ¥31.9 billion (down 40.6%**). Net income came to ¥16.8 billion (down 47.3%**) after adjustments in corporate tax and tax effect accounting.

On an unconsolidated parent company basis, operating revenue came to ¥490.1 billion (down 1.2%**), operating income ¥35.7 billion (down 29.7%**), recurring profit ¥24.8 billion (down 45.9%**) and net income was ¥10.7 billion (up 6.3%**) after appropriating losses resulting from the evaluation of affiliated companies.

FY 2001* Forecast

For the second half of the current fiscal year there is ample concern that the decline in exports that began at the outset of the first half will accelerate and slowly effect domestic demand, in addition to indications that personal consumption will deteriorate and high unemployment levels will contribute to a worsening of the economy. Complicating the situation, economic repercussions from the September 11 attacks have had a global impact, lending a higher degree of unpredictability to the future.

On domestic operations, a continued economic slump is feared to reduce demand for travel, especially amongst business passengers and no near-term solution is in sight for reversing the drastic decline in the number of international passenger traffic.

It is in this environment that ANA forecasts consolidated figures for the year ending March 2002 will show revenue of ¥1,190 billion, recurring loss of ¥15 billion and net loss of ¥11 billion.

* Ending March31, 2002
**Comparisons are year-on-year

For further information please contact:

Corporate Performance

1. Overview

During the six-month period under review, difficult circumstances surrounded the Japanese economy, such as a decline in plant investment, which had been on the rise through the previous period, as the global economic slowdown sharply reduced exports and deteriorated corporate profitability. Even though personal consumption remained relatively steady, household income ran below the previous year's level, while the unemployment rate reached a record high.

Under these circumstances, ANA's consolidated operating revenue during the six months totaled ¥638.7 billion (down 1.9% from the same period of the previous year), operating income ¥44.1 billion (down 27.5%), and recurring income ¥31.9 billion (down 40.6%). Net income came to ¥16.8 billion (down 47.3%), adjustments of corporate taxes and tax effect accounting.

On an unconsolidated parent company basis, operating revenue during the six months came to ¥490.1 billion (down 1.2% from the same period of the previous year), operating income ¥35.7 billion (down 29.7%), recurring income ¥24.8 billion (down 45.9%) and net income ¥10.7 billion (up 6.3%) after appropriating losses resulting from evaluation of affiliated companies.

Operating Results by Business Segment
(Sales figures include inter-segment sales.)

Air Transportation

The number of passengers on the domestic routes during the six months under review showed an increase over the corresponding period of the previous year, as the airline industry continued their endeavors to stir up demand by offering various discounts in a timely manner. On the international operations, however, the global economic slowdown, especially

in the U.S., began to take effect. The impact was felt particularly in international cargo service, due to a sharp decline in demand for goods related to information technology. The terrorist attacks in the U.S. on September 11 have resulted in a drastic decline in the number of international travelers, dealing a serious blow to all airlines.

On the domestic front, ANA has coped flexibly with changes in the passenger demand through by increasing the number of Tokyo – Osaka shuttle flights and the Tokyo-Fukuoka flights, reducing or suspending flights on unprofitable routes, and transferring the flights on certain routes to Air Nippon Co., Ltd. All these measures are aimed at improving profitability through the restructuring of domestic air transport operations according to market demand.

In international operations, network restructuring was implemented to increase revenue. As a result, the number of flights between Tokyo and Asian cities was increased from late March, international flights from Fukuoka were suspended, and some of flights from Osaka to Asian cities were shifted to Tokyo.

As a result, operating revenue from the air transportation business fell by 1.9% from the same period of the previous year to ¥524.7 billion, and operating income was down by 29.9% to ¥38.8 billion.

Air Nippon Co., Ltd., a member of the ANA group, meanwhile, purchased one Bombardier DHC8-300 aircraft, and acquired two Boeing 737-500s and one Boeing 737-400 under the operating lease arrangements.

Domestic Passenger Service

In expectation of new business opportunities coming during the next fiscal year with a further expansion of take-off and landing capacity at Haneda Airport, ANA has implemented a number of programs to make the entire group more profitable by optimizing flight frequencies under the management strategy themes "selection and concentration" and "maximum

utilization of managerial resources." They included adding one flight each to the Tokyo-Osaka shuttle service and the Tokyo-Fukuoka route, and suspension, reduction and transfer of flights on certain routes. Offering promotional fares on a continuous basis was another measure taken to allure more passengers. For example, the number of days on which the *Chowari* discount was made available during the six months under review was increased to 27 compared with 18 during the comparable period of the previous year. As a result, the passengers flying with the group companies using this discount increased to 1,070,000 from 440,000, respectively. In April, the "V-NAVI" automatic response system was adopted as the result of a customer suggestion, enabling customers to make reservations and receive information around the clock. In June, the entire procedures from making reservations to purchasing tickets to boarding were made simpler and more expeditious, which has contributed to strengthening ANA's competitiveness. Specifically, the time limit on advance ticket purchase was abolished, and the new service called "Raku-nori" was introduced which enable passengers to check in without obtaining tickets. Package tours like "ANA's Paradise Okinawa" and "ANA's Adventure Hokkaido" were newly introduced, and proved very popular.

These and other measures resulted in a 5.2% increase in the number of passengers on domestic routes to 23,920,000, and a 1.4% gain in revenue to ¥351.1 billion.

Domestic Cargo and Mail Service

The volume of domestic cargo handled by ANA during the six months fell short of the level of the same period of the previous year, as growth in home delivery cargo service and fresh seafood was offset by sluggish demand for information technology-related cargo and a drop in domestic shipment of export-import goods. The decrease in domestic cargo was further exacerbated by a shift to land transport modes, following the terrorist attacks in the U.S. on September 11.

As for mail, a partial introduction of the tender system in July caused a

small drop in per-unit prices, but ANA took advantage of a rise in the overall demand brought about by the House of Councillors election in July and concentration of direct mail related to selection of telephone companies.

As a result, volume of cargo handled by ANA in the six-month period under review decreased by 7.5% from the corresponding period of the previous year to 195,000 tons and revenue was down by 8.4% to ¥12.6 billion. The respective figures for mail were 40,000 tons (up 10.3%) and ¥5.4 billion (up 10.3%).

International Passenger Service

In the international passenger service sector, a new route between Tokyo and Ho Chi Minh City was opened and some of Osaka-Guam operations were transferred to Air Japan Co., Ltd. both as from the end of March. Further steps were taken to increase the revenue, such as reopening of the Tokyo-Seoul route and suspension of overseas flights originating from Fukuoka. In August, more routes were added to the code-share operation with Air Canada, and in September, a new code-sharing scheme was launched with British Midland. These steps have served to further expand international passenger service network. ANA has also been actively operating international chartered flights from Haneda Airport since the airport was opened to such services in February.

In an attempt to attract family and group travelers during the summer months through further diversification of fares and programs, ANA introduced in June a bargain discount fare to the U.S. continent, Hawaii and Guam under the name of "Ima-Dake G.E.T." available on flights originating from Japan on designated days. Other programs included "ANA's Pika-Natsu Campaign" which was launched last year combining international and domestic flights, and the newly launched "Universal Studio Orlando Tie-up Campaign" and "Grand Circle Campaign."

Despite these efforts, the number of passengers on international routes declined sharply from the comparable period of the previous year, as the

profitability factor led to suspension of flights between Osaka and European cities and the terrorist attacks in the U.S. played havoc with the airline industry.

The number of international passengers during the half-year period under review fell by 12.2% to 1,960,000 and revenue by 9.2% to ¥99.8 billion.

International Cargo and Mail Service

The economic slowdown in the U.S., the global recession in the information technology industry and the aftermath of the terrorist attacks in the U.S. have caused a sharp decline in shipments of IT-related goods, semiconductors and machinery to all destinations except China, as compared with the corresponding period of the previous year. Imports to Japan were also down, especially from North America, due mainly to the weakening value of the yen currency and sluggish domestic consumption, although import of fresh foods remained steady. Shipments from Asia, especially of IT-related items, suffered a major setback, particularly noteworthy being a decline in Asian products destined to North America. Imports from Europe, which sustained a high level at the outset of the period under review, tended to fall off toward the end of the term. In contrast, there has been a steady increase in imports from China, which has strengthened its position as the world's manufacturing center. In a bid to respond to the needs of the customers and corporations for expeditiousness and reliability, ANA in April expanded the "PRIO" international priority service by dividing it into "PRIO EXPRESS" for small volume shipments and "PRIO FREIGHT" for large volume shipments.

The reduction of flights between Osaka and China in the autumn of last year resulted in a sharp drop in mail carried by ANA between the two countries, but there was a steady growth in long-distance mail coming from the U.S. and other countries.

Volume of cargo handled in the six months totaled 75,000 tons, down 23.3% from the same period of the previous year, and revenue ¥16.3 billion,

down 19.2%. The respective figures for mail were 3,000 tons, down 8.5%, and ¥1.0 billion, up 3.8%.

Incidental and Other Revenues

The ANA Group worked to expand revenues from other sources such as providing other airlines with passenger check-in, baggage loading and other ground support services as well as increasing in-flight sales. Despite these efforts, partial termination of entrusted handling agreement with other airlines resulted in a decline of 1.3% to ¥38.2 billion.

Travel Services

In the travel service sector, the "a-tour," which was launched during the previous fiscal year, continued to be popular as it enables customers to use Internet web sites to make inquiries and reservations for both domestic and overseas tours.

Domestic tours suffered setbacks during the previous fiscal year because of such factors as the volcanic eruption of Mt. Usu and the tight security imposed on the occasion of the G-8 summit meeting held in Okinawa. During the six months under review, however, package tours scored big gains in terms of both the number of participants and the value of sales, due partly to the opening of Universal Studio Japan and Tokyo Disney Sea. A sharp increase was also recorded in the sale of "Tabi-Make" tour aimed at individuals.

Overseas tours also fared well. Especially popular product was a newly introduced tour to Europe in which the participants travel by business class and a deluxe "Super Vistana" tour bus. Holding of seminars on ancient China and the first chartered flight from Hanada to Urumqi were among major sales promotion campaigns which served to boost tours to China.

Unfortunately, however, these efforts could not fully cover the adverse

impact resulting from the suspension and reduction of flights on unprofitable routes, the aftermath of the terrorist attacks in the U.S., and suspension of the code-sharing program with Ansett Australia, which went bankrupt. As a result, revenues from overseas tours fell short of the level achieved in the same period of the previous year.

Thus, although operating revenues from travel services increased 10.7% to ¥84.1 billion, operating profit was down 56.5% to ¥0.6 billion due partly to the expansion of the ticketless services and other direct sales.

Hotel Business

During the six months under review, the ANA Hotels welcomed four new members: Nagasaki ANA Hotel Glover Hill in April under the franchise system, Guam Hotel Okura in April under the referral system, ANA Hotel Clement Takamatsu in May under the franchise system, and Thallaso-Shima ANA Hotel & Resort in August under the management system.

ANA continued to pursue the restructuring plan of the domestic hotel business adopted in the preceding fiscal year, which called for separation of ownership and operation. In April, operation of ANA Hotel Tokyo was transferred to ANA Hotel Tokyo Co., Ltd., clarifying the accountability and individual roles and improving efficiency. In a bid to elevate the value of the facilities at the flag-ship ANA Hotel Tokyo, its banquet rooms and entrance lobby were thoroughly renovated starting in July and were reopened in September.

Continued efforts were made to respond to robust demand and marketing needs as well as to control expenditure properly at overseas hotels. As a result, both the Sydney and Vienna hotels performed remarkably.

Nevertheless, revenue from the hotel business during the six months fell by 4.2% to ¥39.6 billion, and operating income by 96.5% to ¥80 million, due to renovation at the ANA Hotel Tokyo and the ANA Hotel Hakata, the slowdown of the U.S. economy, and the effect of the terrorist attacks.

Other Businesses

ANA Trading Co., Ltd., scored a gain in revenue during the six months under review compared with the same period of the previous year, due to increased sale of aircraft parts.

Revenue of Infini Travel Information Co., Ltd., which provides a reservation and ticketing system for international flights, fell short of the level of the same period of the previous year as ANA and its affiliated airlines reduced the number of flights.

ANA Information Systems Planning Co., Ltd., which develops, maintains and operates information systems, posted record revenue and operating income, due to the receipt of orders from the Group companies for large-scale system development, expansion of the scope of its maintenance and operation activities, and increased sale to customers outside the ANA Group. In June, the Internet-related department of ANA Business Create Co., Ltd., was transferred to another entity, as part of a program to consolidate a system for supporting and promoting electronic commerce within the Group.

ANA Real Estate Co., Ltd., which conducts the sale, rental and management of real estate, renovated a number of buildings to strengthen their market competitiveness, successfully maintaining high occupancy ratios at office buildings. The company also performed well in the subleasing of housing facilities, broadening its activities to cover dormitories and company houses not only for the Group companies but also for those outside of the Group. This has resulted in a sharp increase in its operating income.

The performance of these other businesses during the six months showed that the revenue was up 2.3% to ¥92.8 billion and the operating income up 18.5% to ¥3.6 billion.

2. Cash Flow

Cash flow from operating activities during the six months showed a net inflow of ¥62.9 billion, which was down ¥51.4 billion from the same period of the previous year. This was due to factors such as a ¥12.3 billion decrease in net income for the period before income taxes and others, a decrease in evaluation losses of securities not involving cash outflow, and a fall in the amount added to the net income for the period before income taxes and others. Also contributing to the sharp decrease in the cash flow from operating activities as compared with the same period of the previous year were a big drop in the cash inflow resulting from an increase in the balance of accounts payable and increased payments of corporate taxes.

In cash flow from investment activities, the expenditure totaled ¥51.5 billion for advance payment for aircraft to be delivered in the ensuing fiscal year, purchase of spare engines and other spare parts, and acquisition of tangible fixed assets mainly for renovation of hotel facilities. As a result, the outflow increased by ¥11.3 billion from the same period of the previous year to ¥50.4 billion. The increase came mainly from investments related to aircraft.

As regards cash flow from financial activities, a straight bond worth ¥20 billion was issued. But the outflow increased by ¥8.8 billion from the same period of the previous year to ¥20.6 billion, as efforts were made to reduce long-term borrowings by moving up debt repayments by both the parent company and consolidated subsidiaries.

As a result, the balance of cash and cash equivalents at the end of the six-month period under review stood at ¥200 billion, a decrease of ¥7.7 billion.

3. Forecast for the fiscal 2001 ending March 2002

It is feared that during the second half of the current fiscal year, the

decline in exports which started at the outset of the year be accelerated, making the domestic demand all the more sluggish and adversely affecting the economy further. The overall economy continues to deteriorate as personal consumption shows a sign of tapering off and the unemployment rate remains at a record high level. To further complicate the situation, the economic impact of the terrorist attacks in the U.S. is likely to be felt globally, making it all the more difficult to forecast for the future.

The Japanese airline industry is faced with two unfavorable prospects: on the domestic scene, the continued economic slump is feared to reduce demand especially among business travelers; and on international routes, no near-term solution is in sight for reversing the drastic decline in the number of travelers, particularly on the Transpacific routes, which started with the terrorist attacks in the U.S..

Since September, the ANA Group have been faced with added burdens resulting from higher insurance premiums and tighter security. This has forced the Group to pass a part of such burdens to both domestic and international customers in the form of a special fee for air travel insurance starting in November.

In a determined bid to make both ends meet on international route, ANA will drastically revise flight schedules from November to keep pace with changing demand. Specifically, the service on the sluggish North American routes will be reduced with suspension of the Tokyo-Chicago route and use of smaller aircraft on the Tokyo-Washington D.C. route. At the same time, the service to China and Korea will be strengthened with an increased number of flights on the Tokyo-Dalian, Tokyo-Seoul and Osaka-Qingdao routes, and introduction of larger aircraft to fly between Osaka and Shanghai. Meanwhile, cost-cutting measures that have already shown tangible results will be pursued further, and new programs to further reduce costs will be introduced. During the next fiscal year, ANA will have major business opportunities when the take-off and landing capacities will be increased at both Narita and Haneda Airports. It is incumbent on the ANA Group to take full advantage of these opportunities and work steadily toward improving its profitability.

The travel service, hotel and other businesses have been impacted by the terrorist attacks in no small measure, and that impact is likely to linger on for some time to come. It is essential for these businesses, therefore, to make further endeavors to promote sales, reduce costs and raise profits.

As of this moment, it appears that the consolidated figures for the year ending in March 2002 will show revenue of ¥1,190 billion, recurring loss of ¥15.0 billion and net loss of ¥11 billion.

(1) Consolidated Balance Sheets

Unit: ¥ million

Assets	Interim 2001 As of 9.30.01	Fiscal 2000 As of 3.31.01	Interim 2000 As of 9.30.00
Current assets	404,315	419,296	519,093
Cash and deposits	140,533	152,755	223,019
Trade accounts receivable	91,883	103,652	99,779
Marketable securities	49,026	56,564	77,940
Inventories	57,307	51,752	50,816
Deferred tax assets	10,063	8,791	8,939
Other current assets	55,975	46,412	59,214
Allowance for doubtful accounts	(472)	(630)	(614)
Fixed assets	1,059,289	1,030,045	1,084,154
[Tangible fixed assets]	[871,606]	[849,351]	[881,353]
Buildings and structures	212,183	211,632	232,293
Aircraft	448,971	441,796	430,577
Land	120,446	120,382	146,028
Construction in progress	43,760	28,071	20,892
Other tangible fixed assets	46,246	47,470	51,563
[Intangible fixed assets]	[31,844]	[31,939]	[25,507]
[Investments and others]	[155,839]	[148,755]	[177,294]
Investment securities	64,106	63,660	77,050
Deferred tax assets	21,037	16,387	25,152
Other investments	74,842	72,786	77,176
Allowance for doubtful accounts	(4,146)	(4,078)	(2,084)
Deferred assets	1,902	2,079	2,417
Total assets	1,465,506	1,451,420	1,605,664

Unit: ¥ million

Liabilities	Interim 2001 As of 9.30.01	Fiscal 2000 As of 3.31.01	Interim 2000 As of 9.30.00
Current liabilities	452,864	425,786	505,347
Trade accounts payable	137,855	137,026	131,219
Short-term loans	82,307	82,165	99,537
Current portion of long-term debt	62,686	63,354	91,300
Current portion of bonds payable	50,000	30,000	33,000
Bonus payment reserve	15,132	14,169	13,962
Other current liabilities	104,884	99,072	136,329
Long-term liabilities	836,866	868,784	978,205
Bonds payable	353,509	353,829	409,431
Long-term loans payable	373,942	406,382	466,178
Accrued employees' retirement benefits	83,727	77,668	74,802
Other long-term liabilities	25,688	30,905	27,794
Total liabilities	1,289,730	1,294,570	1,483,552
Minority interest	13,314	6,350	2,283
Shareholders' equity			
Common stock	86,239	86,079	73,279
Capital surplus	104,232	104,072	91,272
Deficit on consolidation	12,379	24,004	32,036
Unrealized holding gains (losses) on securities	(21)	1,497	2,035
Foreign currency translation adjustment	(14,927)	(16,460)	(14,397)
Treasury stock	(682)	(684)	(324)
Total shareholders' equity	162,462	150,500	119,829
Total liabilities, minority interest and shareholders' equity	1,465,506	1,451,420	1,605,664

Note: Accumulated depreciation: Interim 2001: 880,709 million, Fiscal 2000: 861,808million, and Interim 2000: 874,571 million

(2) Consolidated Statements of Income (Loss)

Unit: ¥ million

	Interim 2001 As of 9.30.01	Interim 2000 As of 9.30.00	Fiscal 2000 As of 3.31.01
Recurring Profit			
Operating revenues and expenses			
Operating revenues	638,722	650,961	1,279,635
Operating expenses	462,761	458,926	934,376
Sales, General and administrative expenses	131,772	131,095	263,016
Operating income	44,189	60,940	82,243
Non-operating income and expenses			
Non-operating income	14,385	22,915	41,500
Interest income	3,283	3,784	8,199
Other	11,102	19,131	33,301
Non-operating expenses	26,661	30,104	60,206
Interest expenses	14,554	18,200	35,079
Other	12,107	11,904	25,127
Total Recurring Profit	31,913	53,751	63,537
Extraordinary Gains and Losses			
Extraordinary gains	1,177	67	19,202
Gains on sales of fixed assets	50	4	13,270
Gain on sale of investment securities	1,127	—	1,457
Other	—	63	4,475
Extraordinary losses	1,180	9,571	19,450
Valuation loss on investment securities	239	3,950	4,011
Loss on sale of investment securities	6	1,765	4,749
Special retirement benefit	507	426	1,216
Loss on sale of fixed assets	33	323	2,541
Loss on removal of fixed assets	230	—	295
Other	165	3,107	6,638
Net income before taxes	31,910	44,247	63,289
Corporate, inhabitant and enterprise tax	19,824	18,983	17,888
Deferred taxes	(5,548)	(6,519)	1,263
Minority interest (loss)	809	(152)	3,852
Net income	16,825	31,935	40,286

(3) Consolidated Statements of Surplus

Unit: ¥ million

	Interim 2001 As of 9.30.01	Interim 2000 As of 9.30.00	Fiscal 2000 As of 3.31.01
Deficit on consolidation at the beginning of period	24,004	64,379	64,379
Decrease in deficit on consolidation	—	1,065	1,254
Decrease resulting from excluded subsidiaries and affiliates	—	1,065	880
Decrease resulting from consolidated subsidiary's merger with unconsolidated Subsidiaries	—	—	216
Decrease resulting from changes in equity interest in subsidiaries and affiliates	—	—	95
Decrease resulting from newly consolidated subsidiaries and affiliates	—	—	63
Increase in deficit on consolidation	5,200	657	1,165
Increase resulting from changes in equity interest in subsidiaries and affiliates	5,156	647	1,155
Increase resulting from excluded affiliates treated under the equity method	35	—	—
Directors bonus	9	10	10
Net income	16,825	31,935	40,286
Deficit on consolidation carried forward	12,379	32,036	24,004

(4) Consolidated statement of Cash flows

Unit: ¥ million

	Interim 2001 As of 9.30.01	Interim 2000 As of 9.30.00	Fiscal 2000 As of 3.31.01
I. Cash flows from operating activities			
Net income before taxes	31,910	44,247	63,289
Depreciation	29,643	28,473	59,333
Gain and loss on sale of fixed assets, loss on removal fixed assets (Net)	900	2,370	(3,481)
Gain and loss on sale, and revaluation of marketable securities (Net)	(890)	6,436	9,138
Increase (Decrease) in employee's retirement benefits	6,100	—	—
Interest expenses	14,554	18,200	35,079
Interest and dividends income	(3,718)	(4,406)	(9,537)
Currency loss (gain)	1,235	1,198	(2,043)
Decrease (Increase) in trade accounts receivable	11,551	(7,746)	(10,838)
Decrease (Increase) in other receivable	(1,287)	(13,100)	3,114
Increase (Decrease) in trade accounts payable	1,030	21,159	26,015
Others	(4,447)	28,279	4,583
Sub-total	86,581	125,110	174,652
Interest and dividend received	3,714	4,406	9,537
Interest paid	(14,510)	(18,100)	(35,615)
Corporation and other taxes paid	(14,000)	(4,159)	(7,159)
Others	1,102	7,035	7,381
Net cash provided by (used in) operating activities	62,887	114,292	148,796
II. Cash flows from investing activities			
Payment for acquisition of tangible fixed assets	(51,507)	(35,854)	(89,254)
Proceeds from sale of tangible fixed assets	2,227	2,989	59,745
Payment for acquisition of intangible fixed assets	(3,074)	(2,670)	(3,058)
Proceeds from sale of investment securities	1,592	4,748	22,012
Payment for lending	(2,592)	(4,657)	(6,887)
Proceeds from collection of loans	5,831	1,909	3,797
Others	(2,862)	(5,569)	(4,319)
Net cash provided by (used in) investing activities	(50,385)	(39,104)	(17,964)
III. Cash flows from financing activities			
Increase (Decrease) in short-term loans	94	(2,735)	(19,780)
Repayment of financing lease liabilities	—	(579)	(4,252)
Proceeds from long-term loans	7,961	32,006	35,608
Repayment of long-term loans	(44,378)	(49,844)	(146,014)
Proceeds from issuance of bonds	19,904	39,321	39,321
Redemption of bonds	—	(30,000)	(63,000)
Others	(4,136)	118	(242)
Net cash provided by (used in) financing activities	(20,555)	(11,713)	(158,359)
IV. Effect of exchange rate changes on cash and Cash equivalents	340	(1,186)	(3,093)
V.Net increase(decrease) in cash and cash equivalent	(7,713)	62,289	(30,620)
VI.Cash and cash equivalents at the beginning of the Period	207,717	237,440	237,440
VII.Effect of changes in scope of consolidation on cash and cash equivalents	—	(531)	897
VIII.Cash and cash equivalents at the end of period	200,004	299,198	207,717

Note

Cash and cash equivalents at the end of the period and correlation with the amounts stated in consolidated balance sheets

	Interim 2001 As of 9.30.01		Interim 2000 As of 9.30.00		Fiscal 2000 As of 3.31.01	
	Balance at the end of period	Cash and cash equivalents in the amount on the left	Balance at the end of period	Cash and cash equivalents in the amount on the left	Balance at the end of period	Cash and cash equivalents in the amount on the left
Cash and deposits	140,533	139,500	223,019	222,246	152,755	151,648
Marketable securities	49,026	48,706	77,940	76,952	56,564	56,069
Other current assets	55,975	11,798	—	—	—	—
Cash and cash equivalents		200,004		299,198		207,717

(5) Summary of significant accounting policies

1. Scope of consolidation

(1)Consolidated subsidiaries: 113

(2)Non- Consolidated subsidiaries: 38

2. Affiliates treated under the equity method

(1)Subsidiaries and affiliates treated under the equity method: 28 (Non- consolidated subsidiaries: 6, Affiliates:22)

(2)Affiliates not treated under the equity method: 60(Non-consolidated subsidiaries:32, Affiliates: 28)

(3)Changes in subsidiaries and affiliates treated under the equity method

Excluded affiliates treated under the equity method: ;M.C. MATES OSAKA CO.,LTD., MATES HOKKAIDO CO.,LTD., MC MATES KYUSYU CO.,LTD., TOHOKU M.C. MATES CO.,LTD.(Exclusion by sale of stocks)

3. Settlement terms of consolidated subsidiaries

Consolidated subsidiaries below differ the settlement terms from the date of September 30. Their financial statements are employed without adjustment.

WINGLET CO.,LTD. and other 14 subsidiaries ..... June 30.
GDP CO.,LTD. and other 2 subsidiaries ..... July 31.
ANA SUB ONE CO.,LTD ..... August 10.

The accounts of ANA SUB TWO CO.,LTD. and AWT OCEANIA PTY LTD. are adjusted to reflect financial position and operating results as of the end of September 30.

4. Significant accounting practices

(1)Valuation of principal assets and valuation method

Inventories are stated at cost, cost being determined by the moving average method.

Marketable securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in statement of earnings.

Investment securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in shareholders' equity, excluding not having market price stated at cost.

(2)Depreciation of principal fixed assets

Tangible fixed assets:

Aircraft: Depreciation is computed primarily by the straight line method.

Building: Depreciation is computed primarily by the straight line method.

Other tangible fixed assets: Depreciation is computed primarily by the declining balance method.

Intangible fixed assets: Depreciation is computed primarily by the straight line method.

(3)Appropriation to principal reserves

Allowance for doubtful accounts: Generally, allowance for doubtful accounts is calculated based on the actual ratio of doubtful accounts losses incurred. For specific accounts with higher possibility of doubtful accounts loss, the allowance is determined by independent judgement.

Bonus payment reserve: Bonus payment reserves are provided for the expected payment of bonuses for the current fiscal year.

Accrued employee's retirement benefits: The liability for the employees retirement benefits is provided for the present value of post-employment benefit obligations. The unfunded liabilities as for April 1. 2000, are ¥110,498 million and are amortized over 15 years.

(4)Accounting for deferred assets
Bond issue expenses are amortized over a three year period in accordance with the provisions of the Commercial Code.
Development costs are amortized over a five year period in compliance with the Provisions of the Commercial Code.

(5)Translation of foreign currency denominated assets and liabilities into Japanese yen
foreign currency denominated assets and liabilities are translated at the exchange rate as of the date of balance sheet.

(6)Accounting for leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted by the method similar to operating lease method.

5. Scope of funds(Cash and cash equivalents) for the cash flow statement

For the purpose of statement of consolidated cash flows, the companies consider cash, short-term deposits readily convertible into cash, and highly liquid short-term investments with original maturity of three months or less and without significant risk of change in value as funds (cash and cash equivalents).

Segment Information (Consolidated)

Year ended September 30 ,2001 *Unit:¥million*

	Air transportation	Travel Services	Hotel Operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	482,448	75,090	32,810	48,374	638,722	—	638,722
Intra-group sales and transfers	42,298	9,103	6,795	44,464	102,660	(102,660)	—
Total	524,746	84,193	39,605	92,838	741,382	(102,660)	638,722
Operating expenses	485,856	83,543	39,521	89,161	698,081	(103,548)	594,533
Operating income	38,890	650	84	3,677	43,301	888	44,189

Year ended September 30 ,2000 *Unit:¥million*

	Air transportation	Travel Services	Hotel Operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	497,521	67,942	34,957	50,541	650,961	—	650,961
Intra-group sales and transfers	37,299	8,111	6,383	40,234	92,027	(92,027)	—
Total	534,820	76,053	41,340	90,775	742,988	(92,027)	650,961
Operating expenses	479,369	74,559	38,937	87,672	680,537	(90,516)	590,021
Operating income	55,451	1,494	2,403	3,103	62,451	(1,511)	60,940

Year ended March 31 ,2001 *Unit:¥million*

	Air Transportation	Travel services	Hotel Operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	964,888	139,155	71,586	104,006	1,279,635	—	1,279,635
Intra-group sales and transfers	73,396	13,702	12,113	87,109	186,320	(186,320)	—
Total	1,038,284	152,857	83,699	191,115	1,465,955	(186,320)	1,279,635
Operating expenses	965,948	151,379	79,868	184,717	1,381,912	(184,520)	1,197,392
Operating income	72,336	1,478	3,831	6,398	84,043	(1,800)	82,243

Notes:

1. *Segment breakdown is based on classifications employed for internal management.*
2. *The businesses, information and telecommunication, trading and retailing, real estate & building management and other revenues are included in "Other businesses".*
3. *Industry segment information of the company and its subsidiaries is only disclosed because of its significance.*

Breakdown of Operating Revenues (Consolidated)

Unit: ¥ million

	Interim 2001 As of 9.30.01	% of total	Interim 2000 As of 9.30.00	% of total	Fiscal 2000 As of 3.31.01	% of total
Scheduled domestic routes						
Passenger	351,154	47.4	346,144	46.6	672,504	45.9
Cargo	12,648	1.7	13,803	1.8	28,283	1.9
Mail	5,454	0.8	4,943	0.7	10,637	0.7
Baggage handling	152	0.0	153	0.0	287	0.0
Subtotal	369,408	49.9	365,043	49.1	711,711	48.5
Scheduled international routes						
Passenger	99,879	13.5	109,968	14.8	207,449	14.2
Cargo	16,312	2.2	20,178	2.8	40,403	2.8
Mail	1,001	0.1	964	0.1	2,169	0.1
Baggage handling	244	0.0	273	0.0	576	0.0
Subtotal	117,436	15.8	131,383	17.7	250,597	17.1
Revenues from scheduled flights	486,844	65.7	496,426	66.8	962,308	65.6
Other operating revenues	37,902	5.1	38,394	5.2	75,976	5.2
Subtotal	524,746	70.8	534,820	72.0	1,038,284	70.8
Travel services						
Package tours (Domestic)	50,272	6.8	41,978	5.6	86,007	5.9
Package tours (International)	23,471	3.2	24,815	3.3	47,100	3.2
Other revenues	10,450	1.4	9,260	1.3	19,750	1.3
Subtotal	84,193	11.4	76,053	10.2	152,857	10.4
Hotel Operations						
Guest rooms	14,304	1.9	14,231	1.9	27,452	1.9
Banquets	9,625	1.3	10,619	1.4	23,564	1.6
Foods and drinks	9,477	1.3	10,117	1.4	19,460	1.3
Other revenues	6,199	0.8	6,373	0.9	13,223	0.9
Subtotal	39,605	5.3	41,340	5.6	83,699	5.7
Other businesses						
Trading and retailing	67,420	9.1	63,775	8.6	136,863	9.4
Information and telecommunication	9,639	1.3	8,830	1.2	19,301	1.3
Real estate & building maintenance	7,702	1.0	8,997	1.2	17,181	1.2
Other revenues	8,077	1.1	9,173	1.2	17,770	1.2
Subtotal	92,838	12.5	90,775	12.2	191,115	13.1
Total operating revenue	741,382	100.0	742,988	100.0	1,465,955	100.0
Intercompany eliminations	(102,660)	—	(92,027)	—	(186,320)	—
Operating revenue (Consolidated)	638,722	—	650,961	—	1,279,635	—

Notes:

1. Segment breakdown is based on classifications employed for internal management.

2. Segment operating revenue includes inter-segment transactions.

Overview of Airline Operating Results (Consolidated)

	Preceding term 4.1.00- 9.30.00	Current term 4.1.01- 9.30.01
Domestic routes		
Number of passengers	22,730,958	23,921,333
Available seat-km (thousand km)	30,895,846	31,101,359
Revenue passenger-km (thousand km)	19,060,876	20,230,326
Passenger load factor	61.7	65.0
Cargo (tons)	211,382	195,494
Mail (tons)	36,180	39,915
International routes		
Number of passengers	2,226,862	1,955,122
Available seat-km (thousand km)	16,690,481	14,655,034
Revenue passenger-km (thousand km)	12,692,181	10,559,958
Passenger load factor	76.0	72.1
Cargo (tons)	98,419	75,444
Mail (tons)	3,660	3,347
Total		
Number of passengers	24,957,820	25,876,455
Available seat-km (thousand km)	47,586,327	45,756,393
Revenue passenger-km (thousand km)	31,753,057	30,790,284
Passenger load factor	66.7	67.3
Cargo (tons)	309,801	270,938
Mail (tons)	39,839	43,262

Notes:
Domestic routes: All Nippon Airways Co. +Air Nippon Co.+ Air Hokkaido Co.
International routes: All Nippon Airways Co. + Air Nippon Co.+ Air Japan Co.
Each results do not include results of charter flights .

(1) Nonconsolidated Balance Sheets

Unit: ¥ million

Assets	Interim 2001 As of 9.30.01	Fiscal 2000 As of 3.31.01	Interim 2000 As of 9.30.00
Current assets	301,030	313,920	398,532
Cash and deposits	92,807	101,758	164,484
Trade accounts receivable	68,070	76,357	75,017
Marketable securities	45,317	46,207	61,316
Inventories	47,973	43,671	43,872
Deferred tax assets	6,138	4,871	4,576
Other current assets	40,879	41,318	49,515
Allowance for doubtful accounts	(155)	(264)	(250)
Fixed assets	837,628	813,041	867,762
[Tangible fixed assets]	[661,140]	[641,157]	[635,917]
Buildings	102,920	104,576	109,294
Aircraft	421,760	413,997	403,240
Land	60,367	60,361	65,256
Construction in progress	40,083	25,376	16,917
Other tangible fixed assets	36,007	36,845	41,208
[Intangible fixed assets]	[24,349]	[23,382]	[18,349]
[Investments and others]	[152,138]	[148,500]	[213,495]
Investment securities	26,828	28,912	28,135
Investments in subsidiaries and affiliates	70,825	70,173	109,141
Bonds of subsidiaries and affiliates	5,500	5,500	5,500
Deferred tax assets	10,994	7,046	6,610
Other investments	50,911	49,848	65,384
Allowance for doubtful accounts	(12,921)	(12,979)	(1,275)
Deferred assets	723	927	1,219
Bond issuance expenses	723	927	1,219
Total Assets	1,139,382	1,127,888	1,267,514

Unit: ¥ million

Liabilities	Interim 2001 As of 9.30.01	Fiscal 2000 As of 3.31.01	Interim 2000 As of 9.30.00
Current liabilities	291,858	269,443	316,567
Trade accounts payable	105,675	107,854	105,159
Current portion of long-term debt	49,533	50,180	70,942
Current portion of bonds payable	50,000	30,000	33,000
Accrued income taxes	16,048	11,376	14,301
Bonus payment reserve	7,674	7,398	7,071
Other current liabilities	62,926	62,634	86,092
Long-term liabilities	668,090	688,644	767,034
Straight Bonds	200,000	200,000	230,000
Convertible Bonds	153,509	153,829	179,431
Long-term loans payable	235,494	260,770	284,630
Accrued employees' retirement benefits	65,992	61,371	59,756
Reserve for losses on related businesses	448	448	4,335
Other long-term liabilities	12,647	12,225	8,880
Total liabilities	959,949	958,088	1,083,602

Shareholders' equity

Common stock	86,239	86,079	73,279
Capital surplus	104,232	104,072	91,272
Legal reserve	10,301	10,301	10,301
Deficit	(21,305)	(32,021)	7,068
Special depreciation reserve	5,202	2,206	2,206
Other reserve	1,600	1,600	1,600
Land devaluation reserve	785	785	785
Unappropriated net gain (loss)	(28,893)	(36,613)	2,476
Net gain (loss) for the period	10,715	(29,009)	10,080
Unrealized holding gains (losses) on securities	(34)	1,367	1,991
Treasury stock	(0)	—	—
Total shareholders' equity	179,433	169,800	183,912
Total liabilities and shareholders' equity	1,139,382	1,127,888	1,267,514

Note: Accumulated depreciation: Interim 2001: 792,255 million, Fiscal 2000: 774,906million, and Interim 2000: 783,594 million

(2)Nonconsolidated Statements of Income (Loss)

Unit: ¥ million

	Interim 2001 As of 9.30.01	Interim 2000 As of 9.30.00	Fiscal 2000 As of 3.31.00
Recurring Profit			
Operating revenues and expenses			
Operating revenues	490,187	496,243	966,588
Operating expenses	367,736	356,569	722,324
Sales, General and administrative expenses	86,685	88,784	177,840
Operating income	35,766	50,889	66,424
Non-operating income and expenses			
Non-operating income	9,441	18,735	32,726
Interest and dividend income	320	710	1,549
Other	9,121	18,025	31,177
Non-operating expenses	20,311	23,566	45,828
Interest expenses	9,733	12,414	23,226
Other	10,578	11,152	22,602
Total Recurring Profit	24,896	46,058	53,322
Extraordinary Gains and Losses			
Extraordinary gains	1,517	–	2,224
Extraordinary losses	4,809	26,101	79,262
Net income (loss) before taxes	21,604	19,956	(23,715)
Corporate, inhabitant and enterprise tax	15,871	14,413	11,609
Deferred taxes	(4,982)	(4,536)	(6,315)
Net income (loss)	10,715	10,080	(29,009)
Loss carried over from last year	39,609	7,603	7,603
Unappropriated net income (loss)	(28,893)	2,476	(36,613)

6

02 AUG 20 AM 11:22

ANA Group Revises FY 2001 Results Forecast Upwards

TOKYO, April 5, 2002 — All Nippon Airways (ANA) revised its consolidated and non-consolidated financial results forecast upwards for FY 2001. The events of September 11 precipitated a sharp decrease in demand for travel. This lead ANA to include a revised forecast for FY 2001 in its First Half Results announcement on November 22. Reflecting the severe environment, year-on-year passenger figures on international operations fell 73.3% in September, 58.9% in October and 58.1% in November. However, business travel on international operations made a comeback in January and recovered faster than expected for the remainder of the fiscal year. Accordingly, the company anticipates a substantial increase in revenues.

A summary of the financial results forecast may be found below.

Consolidated Financial Results Forecast FY2001
(April 1, 2001 - March 31, 2002)

Unit: ¥ million

	Revenue	Operating Income	Recurring Income (loss)	Net Income (loss)
Initial Revised Forecast *	1,190,000	-	(15,000)	(11,000)
Present Forecast	1,207,000	20,500	(3,000)	(8,500)
Difference	17,000	-	12,000	2,500
Percentage	1.4%	-	-	-
FY2000 Results	1,279,635	82,243	63,537	40,286

Non-consolidated Financial Results Forecast FY2001
(April 1, 2001 – March 31, 2002)

Unit: ¥ million

	Revenue	Operating Income	Recurring Income (loss)	Net Income (loss)
Initial Revised Forecast *	885,000	-	(13,000)	(17,000)
Present Forecast	914,500	19,000	(1,500)	(12,000)
Difference	29,500	-	11,500	5,000
Percentage	3.3%	-	-	-
FY2000 Results	966,588	66,424	53,322	(29,009)

*Figures released in First Half Results FY 2001 announcement on November 22

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

File No. 82-1569

02 AUG 20 AM 11:23

24th May , 2002

To those Concerned

Company Name All Nippon Airways Co., Ltd.
President and Chief Executive Officer Yoji Ohashi
(Code9202 : TSE, OSE, LSE, Frankfurt)
Contact: Senior Vice President Tatsuro Kadowaki
(TEL 81－3－5756－5665)

Notice regarding the decrease of Capital Surplus

Our Board Members have come to an agreement to decrease the Capital Surplus at the Board Members` Meeting on 24th May, 2002. This approval bill will be proposed to the 57th Share holders` Meeting on 27th June, 2002.
The details are as follows:

1. Purpose

Accordingly to the Japanese Commercial Law Chapter 289 Article 2, we have decreased a part of our Capital Surplus to retained earnings , to accomplish a more flexible Capital Policy.

2. Amount

82,600,000,000 YEN
After the decrease, Capital Surplus balance will be 21,632,940,915 YEN

3. Schedule:

(1) Resolution Date for Board Members Meeting: 24th May, 2002
(2) Resolution Date for Shareholder's Meeting: 27th June, 2002
(3) Effective Date : Beginning of September, 2002
(After the period for creditors` adverse claim)

File No. 82-1569

02 AUG 20 AM 11:23

ANA Results for FY2001

TOKYO, May 24, 2002 – ANA (All Nippon Airways Co., Ltd., TSE 9202), announced consolidated and non-consolidated financial results for fiscal year 2001, which ended March 31, 2002 and its forecast for the current year.

Adverse conditions continued to affect the Japanese economy for the period under review. Further, the tragic events of September 11 in the U.S. led to an immediate and significant downturn in demand for international travel. Responding to these severe circumstances, the ANA Group executed a variety of cost reduction measures and marketing initiatives aimed at stimulating travel.

In this operating environment, the ANA Group reported consolidated operating revenue of ¥1,204.5 billion, down 5.9% and operating income of ¥22.9 billion, down 72.1%. Consolidated recurring profit decreased 97.8% to ¥1.4 billion, and consolidated net loss for the fiscal year was ¥9.4 billion.

On a non-consolidated parent company basis, operating revenue at ANA was ¥915 billion, down 5.3%, operating income ¥18.4 billion, down 72.2% and recurring loss was ¥0.7 billion. Net loss for the year was ¥12.8 billion. All comparisons are year-on-year.

For the fiscal year, ANA Group airlines – All Nippon Airways Co., Air Nippon Co., Air Japan Co. and Air Hokkaido Co. – carried more than 49.3 million passengers: 45.8 million on domestic routes, an increase of 0.6%, and 3.5 million on international routes, down 19.8%.

Given the difficult challenges surrounding it, ANA outlined its Corporate Strategy Plan for FY2002 and 2003. ANA will place renewed emphasis on product/service quality and customer satisfaction and position itself as a managing holding company into which strategic management functions of all group companies are centralized for improved value creation and competitive strength.

ANA is forecasting consolidated results for the fiscal year ending March 31, 2003 of ¥1,275 billion in operating revenue, a recurring profit of ¥23 billion and net profit of ¥2 billion.

I. Management Policy

1. Keynote

Keeping operational safety as the prerequisite condition, the ANA Group seeks to further improve the quality of air transportation service, to drastically improve the profitability of the entire group, and to win confidence of customers and shareholders.

2. Medium Term Management Strategies And Issues To Be Addressed

Based on the Medium Term Corporate Plan which covers the period through fiscal 2002, the Group has endeavored to improve its profitability and to strengthen its financial position during the past three years starting in Fiscal 1999. As a result, targets were attained more expeditiously than contemplated in the plan through the previous fiscal year.

During the fiscal year under review, however, the circumstances surrounding the ANA Group have undergone violent changes as exemplified by events following the September 11 terrorist attacks in the United States and the merger plan between Japan Airlines and Japan Air System. This has created a significant disparity between what was envisaged when the plan was drawn up and the realities.

Focusing attention on the next two years, when radical changes are imminent, the company has adopted the "ANA Group Corporate Strategy Plan," providing guidelines for corporate management in the fiscal years 2002 and 2003, and the "Corporate Reform Plan" containing specific measures to implement the Strategy Plan.

Under these plans, the ANA Group continues its endeavors to become a leading corporate group in Asia with air transportation as its core. Its primary target, however, is not to become the biggest, but rather to become the first in quality, customer satisfaction and value creation.

Based on these targets, efforts will be redoubled to pursue "value creating management," so that income from domestic operations will be stabilized, profitability of international operations improved and the earnings of the ANA Group as a whole will improve in fiscal 2003 to achieve dividend payment.

The company is now determined to put into practice the following action plans in order to increase customer satisfaction, to improve the corporate financial position, and to pursue value creation.

(1) Group Management System

In order to establish a group management system capable of unifying strategies and expediting managerial operations, the parent ANA is positioned as a managing holding company, into which the management strategic functions of all group companies are concentrated and under which the competitive power in the market place is strengthened. Under this system, each business (air transportation, hotel, real estates and trading) operations is given clear accountability and sets up an operational system with a high degree of flexibility.

(2) Management Executive System

The tenure for each member of the Board of Directors and senior vice presidents has been set at one year with a view to clarifying the management accountability for targets achievement per fiscal year. The management executive system is strengthened through functional positioning of personnel, while group companies take measures to place right persons at right positions, including the promotion of younger employees, to increase business execution capabilities.

(3) Management Control System

Management control for "ANA Group" shall be executed based on each group business operations, namely, air transportation, hotel, real estates and trading. Meanwhile, "ANA's Value Creation (AVC)" management index, which was introduced during the year under review, will be revised during the current fiscal year so that all group companies will have common value standards under their respective AVC. AVC is ANA's management index introduced in fiscal 2001 to create the shareholder value, and represents a balance obtained by subtracting the amount of capital spent from after-tax operational profits. Target control under the new system will begin during the current fiscal year.

(4) Air Transport

To maximize managerial efficiency, the ANA Group will actively appropriate management resources in conjunction with network reorganization and region of flight operation.

●ANA will operate wide body aircraft (B767, B777, B747) in main markets from Tokyo's Haneda and Narita airports.

●Air Nippon (ANK) will operate narrow body aircraft (A320, B737) mainly for the local market. In fiscal year 2002, A320 aircraft operations will be gradually consolidated at Air Nippon.

●Air Japan (AJX) will operate B767's in its business area, international operations to Asia and resort destinations.

●Aim for operation of turbo prop aircraft at Osaka's Itami airport in FY2003 and review establishment of new company for this service.

●Beginning with ANA Connection* complement the ANA network with a low cost scheme through tie-ups with other companies.

●Build an international network with Asia, namely China at the foundation and build the network to the next level with strategic code-share alliances.

●Increase revenues and reduce costs through tie-ups and code-share alliances on international network with Star Alliance partners.

●In close cooperation with Nippon Cargo Airlines, ANA will introduce a B767 Freighter in September 2002 to meet rapid demand for cargo transport in China and Asia.

(5) Related Business Operations

With primary emphasis on attaining a higher return on investment, ANA will, under the Corporate Reform Plan, seek to improve the profitability of hotel, trading, real estates and other diversified operations. Steps will be taken to reduce interest-bearing debts through curtailment of investments by optimum redistribution of existing management resources and recovery of cash by selling and liquidating assets.

II. Corporate Performance and Financial Conditions

OVERVIEW

During the fiscal year under review, the Japanese economy deteriorated further due to factors such as fiscal recession caused by the delay in disposal of bad loans, worsening of corporate balance sheets resulting from sluggish exports caused by a global economic slowdown, and the resulting fall in private-sector capital investments.

This situation was aggravated by the September 11 terrorist attacks in the United States, coupled with a slump in personal consumption, numerous bankruptcies and a record high unemployment rate. Thus, the economic situation in Japan became particularly serious during the latter half of the fiscal year.

Under these circumstances, ANA's consolidated revenue totaled ¥1,204.5 billion (down 5.9%), operating income ¥22.9 billion (down 72.1%) and recurring income ¥1.4 billion (down 97.8%). The net loss for the period stood at ¥9.4 billion after transfer of extraordinary profits from the sale of investment securities to bad debt provisions, extraordinary losses including those resulting from appraisal on investment securities, corporate tax and adjustments of tax amounts through tax effect accounting.

On a parent company basis, revenue for the period came to ¥915.0 billion (down 5.3%), operating income ¥18.4 billion (down 72.2%), and recurring loss ¥0.7 billion. Following an appraisal of loss on the stocks of affiliated companies, net loss for the year was ¥12.8 billion.

The following is a summary of operating results by business segment.

Air Transportation

During the first half of the fiscal year under review, the Japanese airline industry carried about the same number of tourist passengers on international flights as in the year earlier but the number of business travelers showed some signs of decline because of the protracted recession. Following the terrorist attacks in the United States in September, however, sharp declines marked both sectors.

The September 11 terrorist attacks also affected domestic flights as there was a steep decrease in the number of passengers especially on routes to and from Okinawa. As the airlines endeavored to create new demand, however, smooth recovery was seen toward the end of the fiscal year.

In response to these new circumstances, the ANA decommissioned one Boeing 747-200B from its international fleet, and released two Boeing 747SR-100s and two Boeing 767-200s from the domestic fleet at the end of their respective lease periods.

In international operations, the ANA Group pursued the theme of "selection and concentration" and took flexible measures to cope with changing circumstances by launching new service on high-demand routes, suspending service on low-demand routes and increasing and decreasing the number of flights on certain routes. The number of flights out of Narita Airport was increased, while a major change in the flight schedule was made in view of a drastic fall in demand in the wake of the terrorist attacks. On North American and Southeast Asian routes, for example, some flights were either suspended or reduced, while smaller aircraft were introduced on others. Excess aircraft resulting from these measures are now being used to increase flights to China and South Korea, where the demand is expected to be robust.

On the domestic front, new flights were added to the Tokyo-Osaka shuttle service and to Tokyo-Fukuoka and other high-demand routes. On some routes, flights were suspended, reduced or transferred to Air Nippon Co., Ltd. All these measures were aimed at reorganizing the routes for the entire group, striking a balance between supply and demand, and improving profitability.

As a result, revenue from air transportation for the year under review totaled ¥978.4 billion (down 5.8% from the previous year) and operating income ¥18.7 billion (down 74.1%).

Domestic Passenger Services

Intra-group restructuring of flight routes was implemented as ANA increased the number of flights on the Tokyo-Osaka shuttle and on Tokyo-Fukuoka route, while transferring the Osaka-Saga, Osaka-Odate Noshiro and Kansai-Kagoshima routes to Air Nippon Co., Ltd.

During the first half of the fiscal year, the number of domestic passengers increased steadily, especially on trunk lines. After the September 11 terrorist attacks, however, the number of passengers fell sharply, especially on the Okinawa route, as people started refraining from flying.

The company responded to this unfavorable situation by various measures to lure passengers, including the "*Rakunori Cash-Back Campaign*," launched in January this year under which one out of every 50 passengers will get the full fare refunded. As a result, demand started showing signs of recovery from the year-end and New Year holidays.

Promotional fares were also offered in a flexible manner to attract more passengers to domestic flights. For example, the *Chowari* super-discount fares were available on 66 days during the fiscal year under review compared with 45 days in the previous fiscal year, bringing to 2,150,000 the number of passengers taking advantage of discount tickets throughout the group, a sharp increase from 1,300,000 in the previous year.

While continuing package tours like "ANA's Paradise Okinawa" and "ANA's Pika Natsu Campaign," ANA launched the new "Okinawa Campaign" to regain passengers to Okinawa, following cancellation of student excursion tours to the islands by many schools in the wake of the terrorist attacks.

Acceding to customer suggestion, ANA launched in June a new service called "Rakunori," under which the time limit on ticket purchase is abolished and passengers can check-in without obtaining tickets, thus simplifying and expediting the entire process from reservations to boarding.

As a result, the number of passengers on domestic flights during the fiscal year under review increased by 0.6% to 45.8 million, but revenue declined by 1.4% to ¥662.7 billion.

Domestic Cargo and Mail Service

From the outset of the fiscal year, sluggishness marked the volume of domestic cargo handled by ANA, particularly items related to information technology, reflecting the prolonged recession. A decrease was also seen in domestic movement of export and import goods.

The domestic cargo business suffered further as some of the customers switched to land transportation after the company adopted stringent precautionary measures to detect explosives as part of its drive to ensure safety following the terrorist attacks.

In an attempt to boost revenue, ANA operated 20 non-scheduled, all-cargo-and-mail flights in December, the first of its kind in its history.

The volume of domestic cargo for the year fell by 11.0% to 387 thousand tons, while revenue dropped by 12.5% to ¥24.7 billion.

A large volume of direct mail sent out in connection with the "My Line" telephone selection campaigns boosted ANA's handling of domestic mail by 9.2% to 85 thousand tons in volume and by 8.0% to ¥11.4 billion in value.

International Passenger Services

In international operations, a new route between Tokyo and Ho Chi Minh City was opened last summer, while the Nagoya-Honolulu service was suspended in October.

To cope with the sharp drop in the number of international travelers following the terrorist attacks, ANA suspended service on the Tokyo-Chicago, Tokyo-Mumbai, Tokyo-Kuala Lumpur and Osaka-Bangkok routes, and operated the Tokyo-Washington route with smaller aircraft.

By using excess aircraft arising out of these measures, frequency between Tokyo and Seoul were increased to daily service, while the number of flights was increased on the Tokyo-Dalian and Osaka-Qingdao routes.

Code-share operations were launched with bmi british midlands a member of Star Alliance, to four destinations from London, providing added convenience to passengers flying to the United Kingdom.

In August, London-based cabin attendants began service aboard ANA flights for the first time, further improving the quality of in-flight service.

On the marketing side, a new regular discount known as *"Bijiwari"* (Business Class Discount Fares) was introduced for business class passengers traveling to North America and London, who purchase round-trip tickets in advance.

Bargain discount economy class fares to North America and Honolulu were introduced in September under the brand name of *"Chowari G・E・T"* (Super Discount Fares) as an international equivalent to the *"Chowari"* (Super Discount Fares) which had become quite popular on domestic routes.

The number of international passengers during the year fell by 19.8% to 3,510,000 and the revenue dropped by 18.2% to ¥169.7 billion.

International Cargo and Mail

Factors like the slump in the information technology industry and the aftermath of the terrorist attacks caused the volume of international cargo to fall far below the level of the preceding fiscal year. Also contributing to this unfavorable trend were slow movement of goods resulting from rigid security measures imposed on cargo arriving in and departing from Japan and a decrease in the company's transporting capacity resulting from the suspension and cutbacks of flights on certain routes.

Among the cargo flown from Japan, decreases were noted not only in IT-related goods but also in a wide range of other items such as machinery and equipment, office equipment and semi-conductor electronic parts. A gradual recovery was seen toward the end of the fiscal year, as the U.S. economy seemed to have bottomed out.

Incoming cargo also remained sluggish, although general consumer goods from Europe and fresh foods and clothing from China maintained high levels.

The total volume of international cargo during the period declined by 20.8% to 153 thousand tons and revenue fell by 18.5% to ¥32.9 billion.

Mail was equally affected by the recession and the terrorist attacks, but incoming mail from China and the United States continued to grow. The total amount of international mail handled during the year decreased by 7.8% from the previous fiscal year to 7.3 thousand tons but revenue was up 3.3% to ¥2.2 billion.

Other Business

The ANA Group sought to expand revenues from such other sources as providing other carriers with aircraft maintenance, passenger check-in, baggage loading and other ground services, as well as from increased in-flight sales. Despite these efforts, revenues from these sources fell by 3.0% to ¥74.5 billion.

Travel Services

To further strengthen its marketing capability in the travel service field, ANA Sales Holdings was established in January 2002, under which the three existing travel agencies – ANA World Tours Co., All Nippon Airways Travel Co. and ANA Sky Holiday Tours Co. – were integrated to strengthen their mutual collaboration and to elevate the efficiency of their marketing activities.

With the opening of new theme parks like the Universal Studios Japan and the Tokyo Disney Sea, these travel agencies recorded gains during the first half of the fiscal year in terms of both the number of persons and sales.

Following the September terrorist attacks, domestic travel tours were hit with a large number of cancellations, especially to Okinawa, resulting in a temporary slump. This was more than made up for by prompt and timely introduction of new programs, and, as a result, the fiscal year under review saw a sharp increase over the year earlier both in the number of tourists and revenue.

For overseas tours, promotional campaigns were conducted for a number of tours with high added-value, featuring business class flights, tours aboard ANA's exclusive "Super Vista" deluxe bus, and chartered "Orient Express" trip from Venice to Vienna. Efforts were also directed at the marketing of chartered international flights out of Haneda Airport.

Despite these and other endeavors, however, revenue from overseas travel services fell far short of the previous year's level, due to such unfavorable factors as the sharp drop in the number of travelers particularly to North America following the terrorist attacks and suspension of the code-share operations program with Ansett Australia, which ceased opearations.

Total revenue in the travel service sector, including both domestic and international, reached ¥158.5 billion for the year, an increase of 3.7% from the previous year, resulting in operating loss of ¥80 million.

Hotel Business

During the fiscal year under review, four new members joined ANA Hotels: Nagasaki ANA Hotel Glover Hill in April under the franchise system, Guam Hotel Okura in April under the referral system, ANA Hotel Clement Takamatsu in May under the franchise system and Thallaso-Shima ANA Hotel & Resort in August under the management system.

ANA continued to implement the restructuring plan of its domestic hotel business, which called for separation of ownership and operation. In line with this policy, ANA Hotels started full-scale operations in October supporting the entire hotel chain.

Three ANA hotels located in Tokyo, Toyama and Narita, which had been managed directly by ANA Enterprises, Ltd. were placed under the control of the newly established ANA Hotel Tokyo Co., ANA Hotel Toyama Co. and ANA Hotel Narita Co., respectively. This step is aimed at enabling each hotel to concentrate on its own operations and to further increase gross operating profit.

In a bid to elevate the value of the facilities at the ANA Hotel Tokyo, the banquet rooms and entrance lobby underwent comprehensive renovations starting in July, and were reopened in September.

But the hotel business in Japan suffered reduced revenue and income during the year under review, partly because of partial closure of the ANA Hotel Tokyo and the ANA Hotel Hakata for renovations and also because of cancellations by overseas customers and parties by Japanese subsidiaries of foreign corporations at the flagship ANA Hotel Tokyo, reflecting the U.S. economic downturn and the effect of the terrorist attacks.

Hotels outside Japan were also affected by the terrorist incidents, but the decrease in revenue was kept to a minimum through efforts to meet market needs and continued endeavors to maintain costs at optimum levels. The hotel in Vienna, in particular, was able to keep the same profit level as in the previous year.

Revenue from the hotel business during the fiscal year totaled ¥75.6 billion, down 9.6% from the previous year, and operating loss stood at ¥0.6 billion.

Other Businesses

Revenue from trading and selling of goods during the year fell short of the previous year's level, as a slump in the machinery and paper-pulp segments more than offset gains scored by ANA Trading Co., Ltd., in sale of aircraft parts.

Infini Travel Information Co., Ltd., which provides a reservation and ticketing system for international flights, suffered a major setback due to a drastic decrease in the number of international passengers. But ANA Information Systems Planning Co., Ltd., which develops, maintains and operates information systems, posted a large increase in revenue because of the receipt of orders from Group companies for large-scale system development, expansion of the scope of its maintenance and operation activities, and expansion of its customer base. As a result, total revenue in the information and communications segments showed an increase over the previous year.

ANA Real Estate Co., Ltd., which sells and rents real estate and maintains buildings, renovated a number of buildings to strengthen their competitive position, and was successful in maintaining high occupancy ratios and in keeping rental revenue at the previous year's level. Because no condominiums were sold during the year under review, total revenue in the real estates business showed a decline from the previous year.

Total revenue in other businesses totaled ¥188.1 billion, down 1.5% from the year earlier and operating income totaled ¥4.9 billion, down 22.0%.

CASH FLOW

Although the ANA Group suffered a net loss before income taxes during the fiscal year under review, cash flow from operating activities showed a net inflow of ¥33.9 billion, due mainly to increases in depreciation expenses, employee retirement benefit provisions and other costs not involving cash outflow.

Cash inflow from investment activities, expenditures totaled ¥132.4 billion due to the acquisition of tangible and intangible assets due to advance payments for new aircraft purchase of components, renewal of IT and airport facilities, and renovation of banquet rooms at ANA Hotel Tokyo. As a result, cash outflow from investment activities totaled ¥123.9 billion.

In financial activities, net cash inflow was ¥69.1 billion. The amount consisted mainly of long-term borrowing such as emergency loans to cope with terrorist attacks in the United States, while the outflow included repayment of long-term debt and redemption of corporate bonds.

As a result, the balance of cash and cash equivalents at the end of the fiscal year stood at ¥188.6 billion, a decrease of ¥19.0 billion from a year earlier.

DIVIDEND PAYMENT POLICY

The Company considers it an important task to reward its shareholders with a proper return, while striving to strengthen the managerial foundation to assure stable growth.

During the fiscal year under review, the Company was beset with a number of unfavorable factors like a drop in the number of travelers following the terrorist attacks, incremental expenditures to meet soaring insurance costs, and losses related to the evaluation of stocks of consolidated companies. As they were treated as extraordinary charges, the company suffered a net loss on a parent company basis. ANA regretfully cannot help resigning to pay dividends to shareholders, as in the previous year.

FISCAL YEAR 2002 ENDING MARCH 31,2003 – FORECAST

Brighter aspects of the outlook for the immediate future include the weakening of the Japanese yen, bottoming out of the U.S. economy and improvement in international economic conditions, which all point to an end to declining exports and a resurgence in the manufacturing sector. Counterbalancing these favorable tendencies are a continued decline in the private sector capital expenditure, a slump in consumer spending and a high rate of unemployment. When all these matters are taken into consideration, it appears unlikely that the Japanese economy will settle into a full recovery any time soon.

In the Japanese airline industry, only a slow recovery is being made in the number of international travelers, giving rise to a pessimistic view that the impact of the terrorist attacks will linger on for some time.

In these circumstances, ANA will endeavor to implement the Corporate Reform Plan to resume stable dividend payment at an early date.

For the fiscal year ending in March 2003, ANA anticipates that consolidated revenue will total ¥1,275.0 billion (up ¥70.5 billion from the previous year), operating income ¥41.0 billion (up ¥18.1 billion) , recurring income ¥23.0 billion (up ¥21.6 billion), and net income ¥2.0 billion (up ¥11.4 billion).

Assumptions used in arriving at these figures are an exchange rate of 130 yen to the dollar and market price of Dubai crude oil, which is an indicator of jet fuel price, of US$25 per barrel, kerosene price of US$31 per barrel.

III. Financial Results

(1) Consolidated Balance Sheets

Unit ¥ million

Assets	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current assets	419,296	407,833	(11,463)
Cash and deposits	152,755	159,340	6,585
Trade accounts receivable	103,652	92,783	(10,869)
Marketable securities	56,564	27,370	(29,194)
Inventories	51,752	55,001	3,249
Deferred tax assets	8,791	6,213	(2,578)
Other current assets	46,412	70,067	23,655
Allowance for doubtful accounts	(630)	(2,941)	(2,311)
Fixed assets	1,030,045	1,101,623	71,578
[Tangible fixed assets]	[849,351]	[910,130]	60,779
Buildings and structures	211,632	210,743	(889)
Aircraft	441,796	445,371	3,575
Machinery, Equipment and vehicles	20,754	18,618	(2,136)
Tools and fixtures	26,716	19,158	(7,558)
Land	120,382	119,966	(416)
Construction in progress	28,071	96,274	68,203
[Intangible fixed assets]	[31,939]	[30,622]	(1,317)
Consolidation adjustment account	915	77	(838)
Other intangible fixed assets	31,024	30,545	(479)
[Investments and others]	[148,755]	[160,871]	12,116
Investment securities	63,660	63,639	(21)
Long-term loans receivables	24,098	25,978	1,880
Deferred tax assets	16,387	23,489	7,102
Other investments	48,688	54,712	6,024
Allowance for doubtful accounts	(4,078)	(6,947)	(2,869)
Deferred assets	2,079	1,526	(553)
Total assets	1,451,420	1,510,982	(59,562)

Unit: ¥ million

Liabilities	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current liabilities	425,786	444,863	19,077
Trade accounts payable	137,026	123,896	(13,130)
Short-term loans	82,165	77,586	(4,579)
Current portion of long-term debt	63,354	74,685	11,331
Current portion of bonds payable	30,000	69,210	39,210
Bonus payment reserve	14,169	14,338	169
Other current liabilities	99,072	85,148	(13,924)
Long-term liabilities	868,784	915,189	46,405
Bonds payable	353,829	302,789	(51,040)
Long-term loans payable	406,382	493,553	87,171
Accrued employees' retirement benefits	77,668	88,980	11,312
Other long-term liabilities	30,905	29,867	(1,038)
Total liabilities	1,294,570	1,360,052	65,482
Minority interest	6,350	12,289	5,939
Shareholders' equity			
Common stock	86,079	86,239	159
Capital surplus	104,072	104,232	159
Deficit on consolidation	24,004	39,198	15,194
Unrealized gains on securities	1,497	560	(937)
Foreign currency translation adjustment	(16,460)	(12,462)	3,998
Treasury stock	(684)	(730)	(46)
Total shareholders' equity	150,500	138,641	(11,859)
Total liabilities, minority interest and shareholders' equity	1,451,420	1,510,982	59,562

Note: Accumulated depreciation: Preceding term:861,808 million, Current term: 888,347 million

(2) Consolidated Statements of Income (Loss)

Unit: ¥ million

	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change From last year
Operating revenues and expenses			
Operating revenues	1,279,635	1,204,514	(75,121)
Operating expenses	934,376	923,361	(11,015)
Sales, General and administrative expenses	263,016	258,185	(4,831)
Operating income	82,243	22,968	(59,275)
Non-operating income and expenses			
Non-operating income	41,500	31,682	(9,818)
Interest income	8,199	6,386	(1,813)
Other	33,301	25,296	(8,005)
Non-operating expenses	60,206	53,250	(6,956)
Interest expenses	35,079	28,758	(6,321)
Other	25,127	24,492	(635)
Total Recurring Profit	63,537	1,400	(62,137)
Extraordinary gains	19,202	1,922	(17,280)
Gain on sale of investment securities	1,457	1,132	(325)
Gains on sales of fixed assets	13,270	490	(12,780)
Other	4,475	300	(4,175)
Extraordinary losses	19,450	10,500	(8,950)
Provision for doubtful accounts	1,423	3,784	2,361
Valuation loss on investment securities	4,011	2,127	(1,884)
Special retirement benefit	1,216	1,312	96
Loss on removal of fixed assets	295	1,063	768
Loss on sale of fixed assets	2,541	985	(1,556)
Valuation loss on other investment	4,749	82	(4,667)
Other	5,215	1,147	(4,068)
Net income (loss) before taxes	63,289	(7,178)	(70,467)
Corporate, inhabitant and enterprise tax	17,888	6,115	(11,773)
Deferred taxes	1,263	(3,871)	(5,134)
Minority interest (loss)	3,852	34	(3,818)
Net income (loss)	40,286	(9,456)	(49,742)

(3) Consolidated Statements of Surplus

Unit: ¥ million

	Fiscal 2000 4.1.00-3.31.01	Fiscal 2001 4.1.00-3.31.02	Change From last year
Deficit on consolidation at the beginning of period	64,379	24,004	(40,375)
Decrease in deficit on consolidation	1,254	959	(295)
Decrease resulting from excluded subsidiaries	880	959	79
Decrease resulting from consolidated subsidiary's merger with unconsolidated subsidiaries	216	—	(216)
Decrease resulting from changes in equity interest in subsidiaries and affiliates	95	—	(95)
Decrease resulting from newly consolidated subsidiaries	63	—	(63)
Increase in deficit on consolidation	1,165	6,697	5,532
Increase resulting from changes in equity interest in subsidiaries and affiliates	1,155	6,647	5,492
Increase resulting from excluded affiliates	-	35	35
Directors bonus	10	9	(1)
Increase resulting from newly consolidated subsidiaries	-	6	6
Net income (loss)	40,286	(9,456)	(49,742)
Deficit on consolidation carried forward	24,004	39,198	15,194

(4) Consolidated statement of Cash flows

Unit: ¥ million

	Fiscal 2000 As of 3.31.2001	Fiscal 2001 As of 3.31.2002
I. Cash flows from operating activities		
Net income (loss) before taxes	63,289	(7,178)
Depreciation	59,333	61,337
Gain and loss on sale of fixed assets, loss on removal fixed assets (Net)	(3,481)	7,474
Gain and loss on sale, and revaluation of marketable securities (Net)	9,138	1,269
Increase (Decrease) in employee's retirement benefits	—	11,399
Interest expenses	35,079	28,758
Interest and dividends income	(9,537)	(7,143)
Currency loss	(2,043)	1,101
Decrease (Increase) in trade accounts receivable	(10,838)	8,846
Decrease (Increase) in other receivable	3,114	(18,132)
Increase (Decrease) in trade accounts payable	26,015	(12,957)
Others	4,583	(1,455)
Sub-total	174,652	73,319
Interest and dividend received	9,537	7,143
Interest paid	(35,615)	(28,889)
Corporation and other taxes paid	(7,159)	(18,726)
Others	7,381	1,146
Net cash provided by (used in) operating activities	148,796	33,993
II. Cash flows from investing activities		
Payment for acquisition of tangible fixed assets	(89,254)	(124,530)
Proceeds from sale of tangible fixed assets	59,745	7,432
Payment for acquisition of intangible fixed assets	(3,058)	(7,878)
Proceeds from sale of investment securities	22,012	2,949
Payment for lending	(6,887)	(6,833)
Proceeds from collection of loans	3,797	7,465
Others	(4,319)	(2,532)
Net cash provided by (used in) investing activities	(17,964)	(123,927)
III. Cash flows from financing activities		
Increase (Decrease) in short-term loans	(19,780)	(3,777)
Repayment of financing lease liabilities	(4,252)	—
Proceeds from long-term loans	35,608	169,463
Repayment of long-term loans	(146,014)	(78,506)
Proceeds from issuance of bonds	39,321	19,904
Redemption of bonds	(63,000)	(31,510)
Payment for acquisition of treasury stock	(242)	(46)
Others	—	(6,424)
Net cash provided by (used in) financing activities	(158,359)	69,104
IV. Effect of exchange rate changes on cash and cash equivalents	(3,093)	1,786
V. Net increase(decrease) in cash and cash equivalents	(30,620)	(19,044)
VI. Cash and cash equivalents at the beginning of the period	237,440	207,717
VII. Effect of changes in scope of consolidation on cash and cash equivalents	897	(25)
VIII. Cash and cash equivalents at the end of period	207,717	188,648

Note

Cash and cash equivalents at the end of the period and correlation with the amounts stated in consolidated balance sheets.

	Fiscal 2000 As of 3.31.01		Fiscal 2001 As of 3.31.02	
	Balance at the end of period	Cash and cash equivalents in the amount on the left	Balance at the end of period	Cash and cash equivalents in the amount on the left
Cash and deposits	152,755	151,648	159,340	158,612
Marketable securities	56,564	56,069	27,370	27,302
Other current assets	—	—	70,067	2,734
Cash and cash equivalents		207,717		188,648

(5) Summary of significant accounting policies

1. Scope of consolidation

(1)Consolidated subsidiaries: 118

(2)Non- consolidated subsidiaries: 32

(3)Changes in consolidated subsidiaries

Newly consolidated subsidiaries: ANA SALES HOLDINGS CO.,LTD., FUKUOKA CATERING SERVICE CO.,LTD., ANA LOGISTIC SERVICE CO.,LTD., and other 4 subsidiaries.

Excluded consolidated subsidiaries: ANA HOTEL KYOTO CO.,LTD., AWT OCEANIA PTY,LTD.(exclusion by sale of stocks)

2. Affiliates treated under the equity method

(1)Subsidiaries and affiliates treated under the equity method: 27 (Non- consolidated subsidiaries: 6, Affiliates: 21)

(2)Affiliates not treated under the equity method: 52(Non-consolidated subsidiaries:26, Affiliates: 26)

(3)Changes in subsidiaries and affiliates treated under the equity method

Excluded subsidiaries and affiliates treated under the equity method: FUKUOKA CATERING SERVICE CO.,LTD., M.C. MATES OSAKA CO.,LTD., MATES HOKKAIDO CO.,LTD., M.C. MATES KYUSYU CO.,LTD., TOHOKU M.C. MATES CO.,LTD.(Making a change to consolidated subsidiaries and exclusion of sale of stocks)

3. Settlement terms of consolidated subsidiaries

Consolidated subsidiaries below differ the settlement terms from the date of March 31. Their financial statements are employed without adjustment.

WINGLET CO.,LTD. and other 14 subsidiaries ..... December 31.
GDP CO.,LTD., and other 2 subsidiaries ..... January 31.
ANA SUB ONE CO.,LTD ..... February 10.

The accounts of ANA SUB TWO CO.,LTD. are adjusted to reflect financial position and operating results as of the end of March 31.

4. Significant accounting practices

(1)Valuation of principal assets and valuation method

Marketable securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in statement of earnings.

Investment securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in shareholders' equity, excluding not having market price stated at cost.

Inventories are stated at cost, cost being determined by the moving average method.

(2)Depreciation of principal fixed assets

Tangible fixed assets:

Aircraft: Depreciation is computed primarily by the straight line method.

Building: Depreciation is computed primarily by the straight line method.

Other tangible fixed assets: Depreciation is computed primarily by the declining balance method.

Intangible fixed assets: Depreciation is computed primarily by the straight line method.

(3)Accounting for deferred assets

Bond issue expenses are amortized over a three year period in accordance with the provisions of the Commercial Code.

Development costs are amortized over a five year period in compliance with the Provisions of the Commercial Code.

(4)Appropriation to principal reserves

Allowance for doubtful accounts: Generally, allowance for doubtful accounts is calculated based on the actual ratio of doubtful accounts losses incurred. For specific accounts with higher possibility of doubtful accounts loss, the allowance is determined by independent judgment.

Bonus payment reserve: Bonus payment reserves are provided for the expected payment of bonuses for the current fiscal year.

Accrued employee's retirement benefits: The liability for the employees retirement benefits is provided for the present value of post-employment benefit obligations. The unfunded liabilities are ¥110,498 million and are amortized over 15 years.

(5)Translation of foreign currency denominated assets and liabilities into Japanese yen foreign currency denominated assets and liabilities are translated at the exchange rate as of the date of balance sheet.

(6)Accounting for leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted by the method similar to operating lease method.

5. Amortization of consolidation adjusting accounts

Consolidation adjusting accounts are amortized over a five year period beginning from the fiscal year of accrual using the straight line method.

6. Appropriation of retained earnings

Appropriation of retained earnings of subsidiaries is based on appropriations approved during the fiscal year.

7. Scope of funds(Cash and cash equivalents) for the cash flow statement

For the purpose of statement of consolidated cash flows, the companies consider cash, short-term deposits readily convertible into cash, and highly liquid short-term investments with original maturity of three months or less and without significant risk of change in value as funds (cash and cash equivalents).

Segment Information (Consolidated)

Year ended March 31,2001 *Unit:¥Million*

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	964,888	139,155	71,586	104,006	1,279,635	-	1,279,635
Intra-group sales and transfers	73,396	13,702	12,113	87,109	186,320	(186,320)	-
Total	1,038,284	152,857	83,699	191,115	1,465,955	(186,320)	1,279,635
Operating expenses	965,948	151,379	79,868	184,717	1,381,912	(184,520)	1,197,392
Operating income	72,336	1,478	3,831	6,398	84,043	(1,800)	82,243

Year ended March 31,2002 *Unit:¥Million*

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	900,847	143,367	63,366	96,934	1,204,514	-	1,204,514
Intra-group sales and transfers	77,564	15,166	12,305	91,235	196,270	(196,270)	-
Total	978,411	158,533	75,671	188,169	1,400,784	(196,270)	1,204,514
Operating expenses	959,662	158,615	76,335	183,181	1,377,793	(196,247)	1,181,546
Operating income (loss)	18,749	(82)	(664)	4,988	22,991	(23)	22,968

Notes:

1. *Segment breakdown is based on classifications employed for internal management.*
2. *The businesses, information and telecommunication, trading and retailing, real estate & building management and other revenues are included in "Other businesses".*
3. *Industry segment information of the company and its subsidiaries is only disclosed because of its significance.*

Breakdown of Operating Revenues (Consolidated)

Unit: ¥ million

	Preceding term 4.1.00- 3.31.01	% of total	Current term 4.1.01- 3.31.02	% of total
Domestic routes				
Passenger	672,504	45.9	662,772	47.3
Cargo	28,283	1.9	24,746	1.8
Mail	10,637	0.7	11,491	0.8
Baggage handling	287	0.0	294	0.0
Subtotal	711,711	48.5	699,303	49.9
International routes				
Passenger	207,449	14.2	169,660	12.1
Cargo	40,403	2.8	32,937	2.4
Mail	2,169	0.1	2,240	0.2
Baggage handling	576	0.0	551	0.0
Subtotal	250,597	17.1	205,388	14.7
Revenues from scheduled flights	962,308	65.6	904,691	64.6
Other operating revenues	75,976	5.2	73,720	5.3
Subtotal	1,038,284	70.8	978,411	69.9
Travel services				
Package tours (Domestic)	86,007	5.9	99,507	7.1
Package tours (International)	47,100	3.2	35,772	2.5
Other revenues	19,750	1.3	23,254	1.7
Subtotal	152,857	10.4	158,533	11.3
Hotel operations				
Guest rooms	27,452	1.9	26,093	1.9
Banquets	23,564	1.6	20,509	1.4
Foods and drinks	19,460	1.3	17,906	1.3
Other revenues	13,223	0.9	11,163	0.8
Subtotal	83,699	5.7	75,671	5.4
Other businesses				
Trading and retailing	136,863	9.4	135,181	9.6
Information and telecommunication	19,301	1.3	19,815	1.4
Real estate & building maintenance	17,181	1.2	16,254	1.2
Other revenues	17,770	1.2	16,919	1.2
Subtotal	191,115	13.1	188,169	13,4
Total operating revenue	1,465,955	100.0	1,400,784	100.0
Intercompany eliminations	(186,320)	-	(196,270)	-
Operating revenue (Consolidated)	1,279,635	-	1,204,514	-

Notes:

1. Segment breakdown is based on classifications employed for internal management.

2.Segment operating revenue includes inter-segment transactions.

Overview of Airline Operating Results (Consolidated)

	Preceding term 4.1.00-3.31.01	Current term 4.1.01-3.31.02
Domestic routes		
Number of passengers	45,509,166	45,795,753
Available seat-km (thousand km)	61,074,346	60,980,320
Revenue passenger-km (thousand km)	38,468,738	38,779,691
Passenger load factor	63.0	63.6
Cargo (tons)	434,333	386,727
Mail (tons)	78,166	85,328
International routes		
Number of passengers	4,377,639	3,510,006
Available seat-km (thousand km)	32,445,880	26,927,960
Revenue passenger-km (thousand km)	24,123,742	18,123,981
Passenger load factor	74.4	67.3
Cargo (tons)	192,997	152,942
Mail (tons)	7,881	7,264
Total		
Number of passengers	49,886,805	49,305,759
Available seat-km (thousand km)	93,520,226	87,908,280
Revenue passenger-km (thousand km)	62,592,480	56,903,672
Passenger load factor	66.9	64.7
Cargo (tons)	627,330	539,669
Mail (tons)	86,047	92,592

Notes:

Domestic routes: All Nippon Airways Co. +Air Nippon Co.+ Air Hokkaido Co.

International routes: All Nippon Airways Co. + Air Nippon Co.+ Air Japan Co.

Each results do not include results of charter flights .

(1) Nonconsolidated Balance Sheets

Unit: ¥ million

Assets	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current assets	313,920	327,718	13,798
Cash and deposits	101,758	115,960	14,202
Trade accounts receivable	76,357	68,728	(7,628)
Marketable securities	46,207	24,682	(21,525)
Inventories	43,671	45,657	1,986
Prepaid expenses	2,914	3,376	462
Short-term loans receivable	12,959	25,880	12,921
Other accounts receivable	8,858	20,822	11,964
Deferred tax assets	4,871	3,249	(1,622)
Other current assets	16,585	19,527	2,942
Allowance for doubtful accounts	(264)	(167)	97
Fixed assets	813,041	874,399	61,358
[Tangible fixed assets]	[641,157]	[699,555]	[58,398]
Buildings	104,576	101,059	(3,516)
Structures	2,197	2,065	(131)
Aircraft	413,997	418,574	4,576
Machinery and equipment	13,543	11,406	(2,136)
Transportation equipment other than aircraft	1,755	1,788	32
Tools and fixtures	19,349	12,459	(6,890)
Land	60,361	59,972	(389)
Construction in progress	25,376	92,230	66,853
[Intangible fixed assets]	[23,382]	[24,352]	[969]
Telephone deposits	477	430	(47)
Software	18,068	19,538	1,470
Other intangible assets	4,837	4,383	(453)
[Investments and others]	[148,500]	[150,492]	[1,991]
Investment securities	28,912	25,978	(2,934)
Investments in subsidiaries and affiliates	70,173	70,601	428
Bonds of subsidiaries and affiliates	5,500	5,500	–
Advances to subsidiaries and affiliates	60	60	–
Long-term loans receivables	27,264	26,887	(377)
Housing loans to employees	1,018	202	(816)
Long-term prepaid expenses	2,507	1,535	(972)
Deferred tax assets	7,046	15,352	8,305
Other investments	18,996	24,800	5,804
Allowance for doubtful accounts	(12,979)	(20,426)	(7,446)
Deferred assets	927	423	(503)
Bond issuance expenses	927	423	(503)
Total assets	1,127,888	1,202,542	74,653

Liabilities	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current liabilities			
Current liabilities	269,443	287,294	17,850
Trade accounts payable	107,854	91,289	(16,564)
Current portion of long-term debt	50,180	52,020	1,840
Current portion of bonds payable	30,000	69,210	39,210
Non-operating accounts payable	3,821	6,563	2,742
Accrued expenses	19,205	24,778	5,573
Accrued income taxes	11,376	55	(11,321)
Deposits	2,056	669	(1,386)
Advance ticket sales	31,331	29,422	(1,909)
Bonus payment reserve	7,398	7,290	(107)
Other current liabilities	6,219	5,995	(224)
Long-term liabilities	688,644	758,934	70,290
Straight Bonds	200,000	200,000	–
Convertible Bonds	153,829	102,789	(51,040)
Long-term loans payable	260,770	367,979	107,208
Long-term unearned income	113	102	(10)
Accrued employees' retirement benefits	61,371	70,176	8,805
Reserve for losses on related businesses	448	448	–
Other long-term liabilities	12,112	17,439	5,327
Total liabilities	958,088	1,046,229	88,140

Shareholders' equity			
Common stock	86,079	86,239	159
Capital reserves	114,373	114,533	159
Capital surplus	104,072	104,232	159
Regal reserves	10,301	10,301	–
Deficit	32,021	44,899	12,878
Special depreciation reserve	2,206	5,202	2,996
Other reserve	1,600	1,600	–
Land devaluation reserve	785	785	–
Unappropriated net loss	36,613	52,487	15,874
net loss for the period	29,009	12,878	(16,131)
Unrealized gains on securities	1,367	487	(880)
Treasury Stock	–	(48)	(48)
Total shareholders' equity	169,800	156,313	(13,487)
Total liabilities and shareholders' equity	1,127,888	1,202,542	74,653

Note: Accumulated depreciation: Preceding Term: 774,906million, Current Term: 796,247million

(2)Nonconsolidated Statements of Income (Loss)

Unit: ¥ million

	Fiscal 2000 4.1.00 - 3.31.01	Fiscal 2001 4.1.01 - 3.31.02	Change from last year
Operating revenues and expenses			
Operating revenues	966,588	915,008	(51,580)
Operating expenses	722,324	728,889	6,564
Sales, General and administrative expenses	177,840	167,670	(10,169)
Operating income	66,424	18,448	(47,975)
Non-operating income and expenses			
Non-operating income			
Interest and dividend income	2,511	1,663	(848)
Other	30,214	20,375	(9,839)
Total	32,726	22,038	10,688
Non-operating expenses			
Interest expenses	23,226	19,234	(3,991)
Other	22,602	21,968	(633)
Total	45,828	41,203	(4,625)
Total Recurring Profit (Loss)	53,322	(715)	(54,038)
Extraordinary gains			
Gains on sales of marketable securities	1,394	1,517	123
Gains on sales of fixed assets	662	—	(662)
Other gains	167	—	(167)
Total	2,224	1,517	(706)
Extraordinary losses			
Valuation loss on shares of affiliates	50,538	5,713	(44,825)
Loss on sale of affiliate stock	2,819	39	(2,779)
Special retirement benefits	790	1,048	257
Valuation loss on marketable securities	3,012	1,984	(1,028)
Loss on sales of marketable securities	1,982	5	(1,977)
Loss on sales of fixed assets	8,283	452	(7,830)
Provision for doubtful accounts	10,650	7,513	(3,137)
Other losses	1,183	59	(1,123)
Total	79,262	16,816	(62,445)
Net loss before taxes	23,715	16,014	(7,701)
Corporate, inhabitant and enterprise tax	11,609	3,154	(8,455)
Deferred taxes	(6,315)	(6,290)	25
Net loss	29,009	12,878	(16,131)
Loss carried over from last year	7,603	39,609	32,005
Unappropriated loss	36,613	52,487	15,874

ANA Orders 14 New Boeing Aircraft

TOKYO, July 23, 2002 – All Nippon Airways (ANA) announced its decision to purchase five Boeing 777-300 and nine 767-300ER aircraft to renew its fleet for increased efficiency and reduced variation. Aircraft delivery will take place between fiscal year 2004-2006 with strategic emphasis on the company's domestic operations.

ANA's aircraft renewal plan will also include the retirement of its entire fleet of eight B747-100s (SR), two B747-200s (LR), eight B767-200s and seven A321s gradiently by the end of fiscal year 2006 to make way for a younger generation with significantly lower maintenance and operating costs. As a result, aircraft variations* will be reduced from the current eight types to only four (747-400, 777-300, 777-200, 767-300) over this period.
*Excluding narrow-body aircraft type

"Our fleet plans are a clear signal to the competition that we're going to maintain a position of leadership in the domestic market," said Yoji Ohashi, ANA's president and CEO. "These aircraft will increase the company's flexibility to respond to changing requirements in air transport and are consistent with our goal to be the leader in Asia by providing the most comfort in the sky.

ANA was a 777 launch customer and participated in the "Working Together" program at Boeing, the basis of the design for the B777-200. ANA was the first carrier in Asia to operate the 777 and first in the world to fly all three variations of the aircraft. ANA has the largest 767 fleet of any non-U.S. carrier.

A summary of the plan is as follows:

	Boeing 777-300	Boeing 767-300ER
Delivery (fiscal year)	2004 – 2006	2004 – 2006
Number of aircraft	Five	Nine

An "Aircraft Type Comparison" is attached.

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

###

Aircraft Type Comparison

	B777—300	B767-300ER
Width(m)	60.9	47.6
Length(m)	73.9	54.9
Height(m)	18.5	15.9
Number of Seats	525	288
Maximum Take-off Weight(ton)	234	181
Cruise Speed (km/h)	890	870
Range(km)	4,500	10,500
Fuel Tank Capacity(kl)	172	91
Engine	PW4090	CF6-80C2B6F
Engine Thrust(kg) × Number of Engines	40,770 × 2	27,500 × 2

File No. 82-1569

02 AUG 20 AM 11:23

ANA Sells ANA Grand Hotel Wien (Vienna)

TOKYO, August 1, 2002 – All Nippon Airways (ANA) announced today that it has completed the sale of the ANA Grand Hotel Wien for JPY 13 billion (approximately 108 million USD) to London-based, JJW Hotels & Resorts (JJW).

"This is a well-timed opportunity that fits squarely with ANA's corporate strategy of focusing resources on core operations," said Yoji Ohashi, ANA's president and CEO. "Proceeds from the sale of this property will be utilized to reduce the group's interest-bearing debt with the primary goal of strengthening the balance sheet and increasing cash flow."

Henceforth, the hotel will be known as the Grand Hotel Wien and will continue as a member of ANA Hotels under a marketing alliance. Under this agreement, ANA and JJW have signed a letter of intent for ANA Hotels to continue sales functions at the property under a referral system and to license the UNKAI brand name for the hotel's acclaimed Japanese restaurant.

A summary of the sale of the hotel is as follows below.

Property Sold	ANA Grand Hotel Wien (Karntner Ring 9, A-1010, Vienna, Austria)
Date Acquired	May 24, 1991
Date Sold	July 31, 2002 (Austrian local time)
Acquiring Party	JJW Hotel & Resorts (London-based hotel investment and management company)
Transaction Price	110 million euro (Approximately JPY 13 billion, USD 108 million)
New Name	Grand Hotel Wien

The ANA Harbour Grand Hotel Sydney is the ANA Group's remaining fully-owned hotel held overseas. Preparations to sell the ANA Harbour Grand Hotel Sydney are proceeding as planned and a transaction is expected within the current fiscal year.

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

###

ANA Concludes Contract to Sell ANA Harbour Grand Hotel Sydney

TOKYO, August 8, 2002 – All Nippon Airways (ANA) announced that its holding company, ANA Holding Pty Ltd has concluded a contract to sell the ANA Harbour Grand Hotel Sydney (Lilyvale Hotel Pty Ltd) to GIC Real Estate Pte Ltd (GIC RE) the real estate investment company of GIC (Government of Singapore Investment Corporation Pte Ltd) for AUD 206.5 million.

"This transaction follows on the heels of the sale of the ANA Grand Hotel Wien and is in line with the ANA Group's corporate strategy of focusing resources on core operations," said Yoji Ohashi, ANA's president and CEO. "This completes the sale of our last fully-owned overseas hotel and proceeds will be utilized to increase free cash flow and reduce interest-bearing debt."

As a provision of the contract, the property will continue to bear the ANA brand and remain a member of ANA Hotels under a license agreement that includes a sales function through a referral system.

A summary of the sale may be found below.

Property Sold	ANA Harbour Grand Hotel Sydney (176 Cumberland Street, The Rocks Sydney, NSW 2000 Australia)
Date Opened	December 1, 1992
Date Sold	August 30, 2002 (as planned)
Acquiring Party	GIC Real Estate Pte Ltd
Transaction Price	AUD 206.5 million

With 524 flights a day serving 34 cities in Japan and 328 flights a week to 20 international destinations, ANA is the most popular airline in Asia as measured by number of passengers enplaned. Renowned for its attentive service, ANA constantly strives to bring the best in air transport. ANA is a member of Star Alliance, the first global airline alliance.

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

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File No. 82-1569

THE CONVOCATION NOTICE FOR THE 56TH ORDINARY GENERAL SHAREHOLDERS' MEETING

02 AUG 20 AM 11:23

ALL NIPPON AIRWAYS CO., LTD.

Note1 : This is a summary translation of the original convocation notice written in Japanese.

Note2 : The financial statements included in this convocation notice are prepared in accordance with Japanese financial practices.

Note3 : These are Non-consolidated results.

June 8, 2001

To Shareholders

Yoji Ohashi
President & Chief Executive Officer
All Nippon Airways Co., Ltd.

Subject : Notice of the 56TH Ordinary General Shareholders' Meeting

We are pleased to announce that the subject meeting will be held as follows.
We would highly appreciate your attendance at the meeting.

Date: June 28, 2001 (Thursday), 10:00 AM

Location: ANA Hotel Tokyo
12-33, Akasaka 1-chome, Minato-ku, Tokyo

Objective: Matters to be reported

1) Balance Sheet as of March 31, 2001
2) Business Report for the 51st term
3) Statement of Income for the 51st term

Matters to be resolved

1) Approval of the proposed appropriation of Loss for the 51st term
2) Appointment of 16 directors
3) Appointment of 4 auditors
4) Severance Pay for Directors and Auditors to Expire

Please show the enclosed instruction card to the receptionist upon arrival at the meeting.

In the event that you are unable to attend the meeting, please return to us the attached document, indicating your approval or disapproval of each agendum, and affixing your signature, thereto, after reviewing the Referential document.

APPENDIX

Business Report of Fiscal 2000 (Non-consolidated)

In the year under review, the Japanese economy continued to show indications of an internally led recovery, centered on the corporate sector. At the end of the fiscal year, however, there were signs that cast doubt on the undertone of recovery, such as a reduction in exports caused by the slowdown in the U.S. economy. In addition, the unemployment rate reached record high levels and consumer spending remained sluggish.

On a Non-consolidated basis, the company's (ANA), operating revenues were up 6.0% from the same period in the previous year, to ¥966.5 billion, operating income rose 222.4%, to ¥66.4 billion, and recurring income was ¥53.3 billion. Following an appraisal loss on the stock of related companies, net loss for the fiscal year was ¥29.0 billion.

Japan's airline industry enjoyed favorable tourism demand, with record numbers of passengers traveling to and from Japan, as well as a large-scale recovery in business demand. On domestic routes, tourism demand declined in the first half of the year due to the eruption of Mt. Usu and to the Okinawa summit meeting. With fares deregulated, however, competition among airlines resulted in the availability of a wide variety of special fares, which led to increased demand for personal travel. Overall, the number of passengers increased from the previous year.

ANA enhanced its fleet during the term by purchasing one Boeing 747-400 and three Boeing 777-200s for international routes and two A321-100s for domestic routes.

ANA took a number of steps to improve its profit structure. On international routes these measures included inaugurating Osaka (Kansai)-Honolulu service, suspending flights from Kansai International Airport to Europe, and reducing operating costs by transferring the Kansai-Seoul route to the newest edition to the ANA Group, Air Japan Co., Ltd. At the same time, by expanding cooperative ties with partner airlines of Star Alliance, the world's largest airline alliance, the Company bolstered its competitiveness and increased passenger convenience. On domestic operations, ANA reevaluated its allocation of domestic routes to ANK and worked to increase cooperation in certain operational areas. In these ways, the Company strove to achieve an operating structure with better overall, groupwide balance and to further improve profitability.

Domestic—Passenger Services

After take-off and landing capacity was expanded at Haneda Airport in July 2000, ANA responded flexibly and quickly to establish operations and flight frequencies that were appropriate for demand trends. Service increased on eight routes, including Tokyo-Matsuyama while other routes were transferred to ANK. In addition, in July, ANA and two other airlines inaugurated a jointly operated shuttle service between Tokyo and Osaka. To boost demand aggressively the Group increased flights and continued to enhance convenience for customers.

Deregulation that accompanied the revision of the law regulating the airline industry in Japan enabled ANA to develop and expand demand with unprecedented flexibility by introducing special fares. New special fares included *Chowari* (¥10,000 on all flights on all routes). We implemented a number of sales campaigns, including one that utilized ANA's Pokemon jet, and the operation of ANA's ANA Woody (Woodpecker) Jet received considerable attention. This aircraft has a special livery commemorating the opening of Universal Studios Japan, for which ANA is the official airline.

For members of our frequent flyer program ANA Mileage Club (AMC), a service was started enabling them to complete ticket reservation and payment over cellular phones, a first for the airline industry in Japan.

Due to the increase in demand for personal travel, the number of passengers on domestic routes totaled 39.41 million, an increase of 0.4%, and revenues rose 3.0%, to ¥595.6 billion.

Domestic—Cargo and Mail

The number of takeoffs and landings at Haneda Airport increased, and parcel shipments and IT-related cargo shipments continued to show favorable growth. As a result, cargo demand on domestic routes was firm throughout the year.

The eruption of Mt. Usu disrupted the rail shipping network, and it required about two months before service was restored. Air cargo was used as a substitute shipping route between Honshu and Hokkaido, leading to a significant increase in cargo shipments.

The volume of domestic cargo handled by ANA in the past fiscal year was 418 thousand tons, up 3.0% from the previous year, and cargo revenues totaled ¥27.1 billion, an increase of 2.0%. Domestic mail volume rose 5.0%, to 74 thousand tons, with revenues reaching ¥10.1 billion, up 3.0%.

International—Passenger Services

To increase profitability, we reorganized operations out of Kansai International Airport. Specifically, beginning with the summer schedule, we inaugurated service to Honolulu and suspended European operations, and from January, Air Japan, a subsidiary operating on international routes commenced service between Osaka (Kansai)-Seoul.

We also began a number of code share flights, including Tokyo-Bangkok service with Thai International Airways and Osaka (Kansai)-Seoul/domestic operations with Asiana Airlines. By further strengthening cooperative ties with Star Alliance partners, we expanded our global network and enhanced competitiveness. In February, late night/early morning international charter flights from Haneda were approved, and ANA subsequently operated charter flights to Honolulu and Guam.

Sales-related activities included offering the Star Alliance Round The World Fare and through code-share agreements with Star Alliance partners, resourced overseas sales channels that we had previously been unable to access. As a result, the number of foreign passengers increased significantly. We also implemented sales promotion activities, including a wide range of campaigns, such as a summer campaign targeting family travel and a new type of proposal-based travel product for trips to Europe.

The number of passengers on international routes in the year under review increased 9.0%, to 4.29 million, and operating revenues rose 15.0%, to ¥205.5 billion, primarily as a result of increased passenger yields against a background of rising demand for business travel.

International—Cargo and Mail

Favorable economic conditions in North America and Asia contributed to strong demand for cargo shipments, especially for IT-related semiconductors and electronic equipment. In the second half of the fiscal year, however, the U.S. economy decelerated, and demand for shipments to North America and Asia, which is a major production base for goods destined for the U.S., declined significantly from the previous term. Looking at inbound cargo, imports of IT-related products, such as personal computers and cellular phones, remained firm. Demand was also strong for shipments of textiles and fresh foods from China and Southeast Asia and, due to the depreciation of the Euro, for shipments of general consumables from Europe. ANA strove to improve services for its customers. In April we introduced PRIO, a priority service for international cargo, and we worked to further expand our services in response to new corporate strategies for cargo shipments.

International cargo volume in the year under review totaled 189 thousand tons, a decrease of 1.0%, and revenues were ¥39.8 billion, up 0.6%. International mail volume rose 5.0%, to 7,900 tons, with revenues reaching ¥2.1 billion, up 1.0%.

Others

ANA worked to expand revenues from the provision of ground support services, including the maintenance of other airlines' aircraft and check-in and baggage handling services, and from in-flight sales. Revenues in the year under review totaled ¥86.0 billion, an increase of 17.0%.

The Company places a high priority on providing a return to shareholders while working to secure a stable foundation for future growth.

In the year under review, the Company booked an extraordinary loss in order to recognize evaluation loss on stock of consolidated subsidiaries and thereby strengthen its financial position. As a result, the Company recorded a net loss on a Non-consolidated basis, and accordingly decided to continue the suspension of dividend payments.

Information on the Exercise of Voting Rights

1. Total number of shares owned by shareholders with voting rights: 1,507,021,000

2. Agenda and reference

Agendum No. 1: Approval of the proposed appropriation of loss for the 51st term

This agendum is described by attached document (page 19). As a result of the whole company effort to improve sales ability and reduce expenses according to the mid-term business plan, the company has managed to greatly improve both operating income and ordinary income this fiscal term. Because of the need to process losses from affiliated businesses to boost the financial wellbeing of the company, however, we are forced to record a loss this fiscal term. We regret to inform our shareholders that we are announcing no profit dividend this term.

Agendum No. 2: Appointment of 16 directors

The term of the 22 current directors will have expired as of the conclusion of this meeting. Therefore, we ask for the appointment of 16 directors. The director candidates are as shown below.

Candidate Number	Name (date of birth)	History and representative posts at other companies	Number of the company's shares owned by the candidate	Interests in the company
1	Kichisaburo Nomura (June 10, 1934)	April 1959: Joined the company July 1981: Director of Personnel Department of the company June 1983: Senior Director of the company June 1991: Managing Director of the company June 1993: Managing Director of the company June 1997: President & Chief Executive Officer of the company April 2001 to present: Chairman of the Board of Directors	25,002	None
2	Yoji Ohashi (January 21, 1940)	April 1964: Joined the company March 1992: General Manager of Maintenance Division of the company June 1993: Senior Director of the company June 1997: Managing Director of the company June 1999: Senior Executive Vice President of the company April 2001 to present: President and Chief Executive Officer and Member of the Board of Directors	29,335	None
3	Yoshiyuki Nakamachi (November 28, 1942)	April 1965: Joined the company July 1992: Director of Business Planning Department of the company June 1993: Senior Director of the company June 1995: Managing Director of the company June 1999 to present: Senior Executive Vice President of the company and Member of the Board of Directors Representative posts at other companies Kagoshima Airport Fueling Facilities Co., Ltd., Chairman Kumamoto Airport Fueling Facilities Co., Ltd., Chairman Nagasaki Airport Fueling Facilities Co., Ltd., Chairman ANA Property Management Co., Ltd., President ANA Hotels Management Co., Ltd., President Lilyvale Hotel Pty, Ltd., Director ANA Holding Pty Ltd., Director Grand Hotel Ges, M.B.H., President	17,050	None
4	Isao Yagi (May 15, 1942)	April 1965: Joined the company June 1991:Director of General Planning Department of the company June 1993: Senior Director of the company June 1997: Managing Director of the company June 1999 to present: Senior Executive Vice President and Member of the Board of Directors Representative posts at other companies Wingspan Insurance(Guernsey) Ltd., President	24,000	None

Candidate Number	Name (date of birth)	History and representative posts at other companies	Number of the company's shares owned by the candidate	Interests in the company
5	Manabu Ouchi (June 19, 1942)	April 1966: Joined the company June 1996: Assistant General Manager of Flight Operation Department of the company June 1997: Senior Director of the company June 2000: Managing Director of the company April 2001 to present: Senior Managing Director and Member of the Board of Directors Representative posts at other companies International Flight Trading Academy, Inc., President	19,205	None
6	Yasushi Morohashi (March 8, 1943)	April 1966: Joined the company June 1994: Director of Accounting and Finance Department of the company June 1995: Senior Director of the company April 1999 to present: Managing Director and Member of the Board of Directors Representative posts at other companies ANA Hotel Tokyo Co., Ltd., President ANA Hotel Narita Co., Ltd., President ANA Hotel Toyama Co., Ltd., President ANA Sub One Co., Ltd., President ANA Sub Two Co., Ltd., President The World Wing Co., Ltd., President ANA International Europe, B.V., President ANA Holding Pty Ltd., Director SFDC Limited Liability Company, President	15,310	None
7	Kazuhisa Shin (August 29, 1943)	April 1966: Joined the company June 1993: Director of Airport Operations & Services Department of the company June 1995: Senior Director of the company April 1999 to present: Managing Director of Marketing & Star Alliance Activities of the company and Member of the Board of Directors	9,000	None
8	Yuzuru Maki (August 1, 1943)	April 1966: Joined the company June 1995: Assistant General Manager of Tokyo sales office of the company June 1997: Senior Director of the company June 2000 to present: Managing Director and Member of the Board of Directors	7,253	None

Candidate Number	Name (date of birth)	History and representative posts at other companies	Number of the company's shares owned by the candidate	Interests in the company
9	Hiromichi Toya (December 14, 1940)	April 1965: Joined the Ministry of Transport June 1995: Director-General, Minister's Secretariat, Ministry of Transport June 1996: Vice-Minister for Transportation, Ministry June 2000 to present: Managing Director and Member of the Board of Directors Representative posts at other companies Hiroshima Airport Fueling Facilities Co., Ltd., President Yamaguchi Ube Airport Fueling Facilities Co., Ltd., President Kochi Airport Fueling Facilities Co., Ltd., President Toyama Airport Fueling Facilities Co., Ltd., President Komatsu Airport Fueling Facilities Co., Ltd., President	10,000	None
10	Koichiro Ono (November 5, 1944)	April 1968: Joined the company August 1995: Director of Employee Relations of the company June 1997: Senior Director of the company April 2001 to present: Managing Director and Member of the Board of Directors Representative posts at other companies International Airline Service Co., Ltd., President	7,057	None
11	Suguru Omae (November 26, 1943)	April 1967: Joined the company June 1995: Assistant General Manager of Aircraft Maintenance Center, Engineering & Maintenance Division of the company June 1997: Managing Director of ANA Aircraft Maintenance Co., Ltd. June 1999: Senior Director of the company April 2001 to present: Managing Director and Member of the Board of Directors	13,546	None
12	Mineo Yamamoto (July 22, 1945)	April 1970: Joined the company April 1999: General Manager of Corporate Planning of the company June 1999: Senior Director of the company April 2001 to present: Managing Director and Member of the Board of Directors Representative posts at other companies ANA Wing Fellows Co., Ltd., President	8,100	None

Candidate Number	Name (date of birth)	History and representative posts at other companies	Number of the company's shares owned by the candidate	Interests in the company
13	Katsuhiko Kitabayashi (April 16, 1946)	April 1970: Joined the company March 1998: Vice President of International Relations of the company June 1999: Vice President of Marketing of the company April 2001 to present: Senior Vice President of Marketing	10,000	None
14	Koji Ohno (February 18, 1947)	November 1970: Joined the company June 1995: Director of Domestic Passenger Sales Department of the company April 1999: Director of Public Relations of the company April 2001 to present: Senior Vice President of Public Relations	10,000	None
15	Seitaro Taniguchi (December 16, 1922)	June 1988: President of Nagoya Railroad Co., Ltd. June 1994: Chairman of Nagoya Railroad June 1997 to present: Senior Director of the company June 1999 to present: Member of the Board of Directors and Advisor to Nagoya Railroad Representative posts at other companies Nagoya Airport Building Co., Ltd., President	0	None
16	Yoshinori Ueyama (September 21, 1914)	June 1981: President of Kinki Nippon Railway Co., Ltd. June 1987: Chairman of Kinki Nippon Railway Co., Ltd. June 1990 to present: Senior Director of the company June 1994: Member of Board of Directors and Advisor to Kinki Nippon Railways Co., Ltd. June 1997 to present: Advisor to Kinki Nippon Railway Co., Ltd.	0	Refer to note outside of the table

Note: Mr. Yoshiyuki Ueyama, a candidate for director, is a director for Japan Air System Co., Ltd., which is in competition with the company.

Agendum No. 3: Appointment of 4 auditors

The term of office of the 4 current auditors will have expired as of the conclusion of this meeting. Therefore, we ask for the appointment of 4 auditors. The auditor candidates are as shown below.

Candidate Number	Name (date of birth)	History and representative posts at other companies	Number of the company's shares owned by the candidate	Interests in the company
1	Kazuhiko Komiya (February 4, 1932)	April 1987: Director of Japan Development Bank May 1991: Advisor to the company June 1991: Managing Director of the company June 1994: Senior Managing Director of the company June 1998 to present: Auditor of the company	8,000	None
2	Wataru Kubo (January 29, 1942)	April 1965: Joined the company June 1994: Assistant General Manager of Information Systems Division of the company June 1995: Senior Director of the company April 1999 to present: Managing Director of the company and Member of the Board of Directors	7,150	None
3	Yoshiro Ito (December 14, 1926)	March 1956 to present: President of Itogumi Co., Ltd. June 1985 to present: Auditor of the company Representative posts at other companies Chairman: Sapporo International Air Cargo Terminal Co., Ltd. and Hokkaido Xerox Co., Ltd. President: Itogumi Co., Ltd., Itogumi Mokuzai Co., Ltd., Itogumi Norin Co., Ltd., Hokkaido Kensetsu Kaikan Co., Ltd., Sapporo Parking Building Co., Ltd., Sapporo Kokusai Building Co., Ltd., Hokkaido Television Co., Ltd., Ito Corporation Co., Ltd., Itogumi U.S.A. Corporation	41,765	None
4	Shigeru Ono (January 8, 1928)	October 1989: Executive Vice President of Kyushu Electric and Power Co., Ltd. August 1991: President of Kyushu Electric and Power Co., Ltd. June 1994 to present: Auditor of the company June 1997 to present: Chairman of Kyushu Electric and Power Co., Ltd. Representative posts at other companies President of Ito Golf Tochi Co., Ltd.	0	None

Note: Auditor candidates Yoshiro Ito and Shigeru Ono are candidates for outside auditors as defined by Paragraph 1, Article 18 of the Law Concerning the Japanese Commercial Law's Exemption Concerning Auditors of Corporations.

Agendum No. 4: Severance Pay for Directors and Auditors to Expire

We would like to pay severance pay of amounts within the scope as defined by the certain standards of the company who will be resigning as of the end of this ordinary general shareholders' meeting, Masahiro Kinoshita, Wataru Kubo, Yasuyuki Nishikawa, Motohiro Higashisono, Koichi Nomura, Tadashi Yamamoto, Yasuhiko Kimoto, Tadashi Ohta, and resigning auditor Masayuki Sawada for their dedicated services. We would like to have your approval on allowing the Board of Directors and committee of Auditors to decide on the specific amounts, timing of giving the bonuses, and the method of giving the bonuses to directors and auditor, respectively.

The history of the resigning directors and auditor are as shown below.

Name	History
Masahiro Kinoshita	June 1994: Managing Director of the company June 1997: Senior Managing Director of the company June 1999 to present: Managing Director of the company
Wataru Kubo	June 1995: Senior Director of the company April 1999 to present: Managing Director of the company
Yasuyuki Nishikawa	June 1995: Senior Director of the company April 1999 to present: Managing Director of the company
Motohiro Higashisono	June 1995: Senior Director of the company April 1999 to present: Senior Director of the company
Koichi Nomura	June 1999 to present: Senior Director of the company
Tadashi Yamamoto	June 1999 to present: Senior Director of the company
Yasuhiko Kimoto	June 1999 to present: Senior Director of the company
Tadashi Ohta	June 1999 to present: Senior Director of the company
Masayuki Sawada	June 1998 to present: Auditor of the company

Balance Sheet

March 31,2001

Unit : ¥ million

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current Assets	313,920	Current liabilities	269,443
Cash and deposits	101,758	Trade accounts payable	107,854
Accounts receivable	76,357	Current portion of long-term debt	50,180
Marketable securities	46,207	Current portion of bonds payable	30,000
Treasury stock	3	Accrued non-operating expenses	3,821
Inventories	43,671	Accrued corporation taxes	11,376
Prepaid expenses	2,914	Accrued expenses	19,205
Short-term loans receivable	12,959	Deposits payable	33,387
Non operating accrued revenues	8,858	Allowance for bonuses	7,398
Deferred tax assets	4,871	Other current liabilities	6,219
Other current assets	16,581	Fixed liabilities	688,644
Allowance for bad debts	−264	Bonds	353,829
Fixed assets	813,041	Long-term loans payable	260,770
(Tangible fixed assets)	(641,157)	Allowance for retirement benefits	61,371
Buildings	104,576	Allowance for loss in affiliated businesses	448
Structures	2,197	Other fixed liabilities	12,225
Aircraft	413,997	Total liabilities	958,088
Machinery and equipment	13,543		
Vehicles and transportation equipment	1,755	**Stockholders' equity**	
Tools, instruments and supplies	19,349	Common stock	86,079
Land	60,361	Legal reserves	114,373
Construction in progress	25,376	Capital reserve	104,072
(Intangible fixed assets)	(23,382)	Legal reserve of retained earnings	10,301
Telephone subscriptions	477	Deficit	32,021
Software	18,068	Special depreciation reserve	2,206
Other intangible fixed assets	4,837	Voluntary reserve	1,600
(Investment)	(148,500)	Reduced-value reserve for land	785
Investments in marketable securities	44,914	Unappropriated net loss	36,613
Stock of subsidiaries	59,671	(net loss for the period)	(29,009)
Investments in subsidiaries	60	Unrealized gain on securities	1,367
Long-term loans receivable	27,264	Unrealized gain on available-for-sale securities	1,367
Long-term loans to employees	1,018		
Long-term prepaid expenses	2,507		
Deferred tax assets	7,046		
Other investments	18,996		
Allowance for bad debts	−12,979		
Deferred assets	927		
Bond issuing costs	927	Total stockholders' equity	169,800
Total assets	1,127,888	Total liabilities and stockholders' equity	1,127,888

Note

1. Short-term loans and receivables to subsidiaries: ¥18,110 million

Short-term debts to subsidiaries: ¥12,216 million

2. Long-term loans to subsidiaries: ¥20,912 million

Long-term debts to subsidiaries: ¥45 million

3. Accumulated depreciation of tangible fixed assets: ¥774,906 million

4. Reduced-value entry of tangible fixed assets: ¥273 million

5. Important fixed assets used under lease agreements

Besides the fixed assets recorded in the balance sheet, the company uses aircraft, computers, etc., under lease agreements.

6. Important assets and liabilities denominated in foreign currencies

<1> Accounts receivable in foreign currency

¥5,312 million in foreign currency (US $42,878 thousand)

<2> Stocks of subsidiaries denominated in foreign currencies

¥12,698 million in foreign currency (US $102,490 thousand)

¥11,760 million in foreign currency (A $193,231 thousand)

7. Assets placed as collateral

Buildings, aircraft, machinery and equipment: ¥326,863 million

8. Obligation guarantee balance

<1> Obligation guaranty balance: ¥8,683 million

<2> Reserved obligation guaranty balance: ¥65,315 million

9. Contingent liabilities associated with debt assumption of bonds: ¥50,000 million

10. Loss for the term per share: ¥19.96

11. Net assets as defined in Clause 6, Paragraph 1, Article 290 of Commercial Law are ¥1,367 million.

Profit and Loss Statement

April 1,2000 to March 31,2001

Unit : ¥ million

Item	Amount	
Ordinary profit and loss		
Operating profit and loss		
Operating income		
Operating revenues		966,588
Operating expenses		
Administrative expenses	722,324	
Sales and general administrative expenses	177,840	900,164
Operating profit		66,424
Non-operating profit and loss		
Non-operating income		
Interests and dividends received	2,511	
Other revenues	30,214	32,726
Non-operating expenses		
Interests paid	23,226	
Other expenses	22,602	45,828
Ordinary profit		53,322
Extraordinary profit and loss		
Extraordinary profits		
Gain on the sales of investment securities	1,394	
Gain on the sales of fixed assets	662	
Miscellaneous	167	2,224
Extraordinary losses		
Special retirement pay	790	
Loss on the sale of subsidiaries' stocks	2,819	
Loss on the valuation of subsidiaries' stocks	50,533	
Loss on the sales of investment securities	1,982	
Loss on the valuation of investment securities	3,017	
Provision for bad debts	10,650	
Loss on the sales of fixed assets	8,283	
Miscellaneous	1,183	79,262
Net loss before taxes		23,715
Corporation tax, inhabitant's tax and enterprise tax		11,609
Deferred taxes		−6,315
Net loss		29,009
Loss carried over from last year		7,603
Unappropriated loss this term		36,613

Note : Transactions with subsidiaries

Operating revenues : ¥75,964million

Purchases : ¥68,113million

Non-operating transactions : ¥18,585million

Significant Accounting Policies

1. Standards and methods for the valuation of marketable securities

<1> Marketable securities purchased with the intent of resale: market method (cost of sale is calculated by moving average method)

<2> Bonds purchased with the intent of possession: amortization cost method

<3> Stocks of subsidiaries and affiliated companies: cost method by moving average method

<4> Other marketable securities

Securities with market value: market value method based on the market price on the settlement date (the entire valuation difference is processed by direct capital injection method and the cost of sale is calculated by moving average method)

Securities with no market value: cost method by moving average

2. Standards and methods for the valuation of inventory assets

<1> Stored aircraft parts and aircraft maintenance expendables: cost method by moving average

<2> Others: cost method by FIFO

3. Depreciation method for fixed assets

<1> Tangible fixed assets

Aircraft: straight line method

Buildings: straight line method

Others: fixed percentage method

<2> Intangible fixed assets

Straight line method is used for the depreciation of software over the service life in the company (5 years). Straight line method is used for other intangible fixed assets.

4. Processing of deferred assets

Bond issuing costs are amortized in equal or greater portion every term over the period stipulated by the Commercial Law (3 years).

5. Standards for accounting allowances

<1> Allowance for retirement benefits

To prepare for the payment of retirement benefits to employees, the company records an amount believed necessary at the end of term based on the forecasted retirement benefits obligations and pension assets at the end of the term. The company has processed as an expense the difference from changes in accounting standards (¥94,104 million) in equal portions over 15 years.

<2> Allowance for bonuses

The company records an amount according to payment forecast standard to prepare for payment of bonuses to employees.

<3> Allowance for bad debts

The company records the forecasted uncollectable debt amount by using the actual bad debt ratio for

general debts. For debts that are likely to become uncollectable, the company analyzes each debt for possibility of it becoming an uncollectable debt.

<4> Allowance for losses in affiliated companies

To prepare for investment losses from deterioration in the financial status of such affiliated companies as subsidiaries, the company records the forecasted amount of loss that it must bear as an allowance for losses in affiliated businesses (the allowance as stipulated in Article 287-2 of Commercial Law).

6. Accounting standards for income

The company, in principle, uses the boarding standard to record income from passengers on regularly scheduled domestic flights and income from passengers on regularly scheduled international flights, out of operating income.

7. Accounting process for consumption tax

The company's accounting processes are exclusive of consumption tax and local consumption tax.

8. Processing of lease transactions

Finance lease transactions other than those where the ownership of the leased property is transferred to the lessee are accounted for according to the same method employed for normal rental transactions.

Additional information

1. Application of retirement benefits accounting

The company has employed retirement pay accounting standards from this term. Compared to the previous method, retirement pay expenses increased ¥4,916 million, ordinary profit decreased ¥6,568 million, and loss before taxes this term increased ¥4,916 million. In addition, allowance for retirement pay and accrued expenses for corporate pension system for past work are included in the allowance for retirement pay.

2. Application of financial instrument accounting

The company has employed financial product accounting standards from this term. Compared to the previous method, extraordinary losses increased ¥1,505 million and loss for the term before taxes increased the same amount. The company analyzes the purpose of possession of the marketable securities in hand at the beginning of the term, then designated as "marketable securities" in current assets those marketable securities purchased with the intent of resale, bonds purchased with the intent of possession until maturity, and bonds that are included in marketable securities and will mature within one year, and other securities as "investments in marketable securities." Consequently, marketable securities in current assets decreased ¥4,724 million and investments in marketable securities increased by the same amount.

3. Application of accounting of transactions denominated in foreign currency

The company has employed the revised accounting standard for transactions denominated in foreign currency. Compared to the previous method, ordinary profit increased ¥283 million and loss for the term before taxes decreased by the same amount.

Proposal for Appropriation of Loss (Unit : yen)

Unappropriated loss this term Resersal of special reserve for depreciation Total	36,613,133,191 564,652,241 36,048,480,950
This amount will be appropriated as follows.	
Special reserve for depreciation	3,560,772,674
Loss carried over to next term	39,609,253,624

Note : Special reserve for depreciation complies with Law on Special Measures Concerning Taxes.

File No. 82-1569

02 AUG 12

Convocation Notice for the 57th

Ordinary General Meeting of Shareholders

of

All Nippon Airways Co., Ltd.

to Be Held

June 27, 2002

This is a translation of the original convocation notice written in Japan. The financial statements presented in this convocation notice are prepared in accordance with accounting principles generally accepted in Japan and are non-consolidated.

June 12, 2002

To Shareholders

Yoji Ohashi
President & Chief Executive Officer
All Nippon Airways Co., Ltd.
5-10, Haneda Airport 3-chome
Ota-ku, Tokyo 144-0041, Japan

Notice of the 57th Ordinary General Meeting of Shareholders

We are pleased to announce that the 57th Ordinary General Meeting of Shareholders will be held as follows. We would highly appreciate your attendance at the meeting.

In the event that you will not be able to attend the meeting, you can exercise your proxy voting rights in writing. To do so, please examine the Supplementary Information for Exercise of Shareholder Voting Rights contained below in this notice, then indicate whether you are FOR or AGAINST each of the Agenda Items shown on the enclosed Form for Exercise of Shareholder Voting Rights by placing a check mark in the appropriate box. After this, please sign the form, or affix your seal, and return the form to the address indicated.

Thank you

Date, Location, and Agenda of the Meeting

1. Date of meeting: June 27, 2002 (Thursday), 10:00 AM
2. Location: ANA Hotel Tokyo, Prominence Room; 12-33, Akasaka 1-chome, Minato-ku, Tokyo (A map indicating the location is shown at the end of this convocation notice.)
3. Objectives:

Matters to be reported:

(a) Non-consolidated Balance Sheets as of March 31, 2002

(b) Business Report for the 52nd term (fiscal 2001, extending from April 1, 2001, to March 31, 2002)

(c) Non-consolidated Statements of Operations for the 52nd term

Matters to be resolved:

(a) Approval of the proposed appropriation of Loss for the 52nd term

(b) Approval of changes in certain sections of the Articles of Incorporation (Please refer to the Supplementary Information for Exercise of Shareholder Voting Rights presented on pages 37 to 42 of this notice.)

(c) Approval of reduction in Capital surplus (Please refer to the Supplementary Information for Exercise of Shareholder Voting Rights presented on page 42.)

If you attend the meeting, please show the enclosed Form for Exercise of Shareholder Voting Rights at the reception desk.

APPENDIX

Business Report for Fiscal 2001 (Non-consolidated)
(April 1, 2001, to March 31, 2002)

1. Summary of Business Activities

(1) Review of Operations and Performance as well as Issues to Be Addressed

The Japanese economy showed a significantly stronger trend toward deterioration owing to a number of factors. These included severe conditions in the financial sector due to delays in clearing off nonperforming loans, a decline in corporate profitability because of the marked drop in exports accompanying the deceleration of the world economy, and a decline in private-sector capital investment owing to the aforementioned conditions. The terrorist attacks in the United States in September 2001 triggered a further worsening of business conditions, and, as personal consumption in Japan stagnated, these conditions led to a series of corporate bankruptcies, the domestic unemployment rate rose to historically high levels, and economic conditions grew substantially severer in the latter half of the fiscal year.

Amid these economic circumstances, conditions in the international segment of Japan's airline industry deteriorated. Although demand for international leisure travel in the first half of the fiscal year remained at the same level as in the same period of the previous year, demand for international business travel worsened as the economy moved into recession. Following the terrorist attacks, both business and leisure demand slumped substantially. On the other hand, in the domestic segment, travel demand, especially to Okinawa, was adversely affected and fell immediately after the terrorist attacks. However, thereafter, the airlines endeavored to stimulate demand, and, by the end of the fiscal year, demand was moving toward a steady recovery.

All Nippon Airways Co., Ltd. (ANA), retired one Boeing 747-200B aircraft from international service and terminated four leased aircrafts—two Boeing 747SR-100s and two Boeing 767-200s—which had flown on domestic routes, as the term of their lease agreements expired. On international routes, ANA adopted a policy of "selection and concentration" and placed emphasis on expanding its flights to and from New Tokyo International Airport (Narita Airport). To respond to the sudden drop in demand following the terrorist attacks, ANA substantially reviewed its business plan and took steps to eliminate, reduce service, and employ smaller aircraft, principally on its North American and Southeast Asian routes. In addition, ANA then expanded routes and the number of aircraft in service on routes where demand was expected to increase, including China and Korea, using the aircraft made available by the reduction of service on other routes. Through these measures, ANA set its international routes and number of flights flexibly to meet trends in demand. Moreover, on domestic routes, ANA increased the number of flights beginning with the Tokyo–Osaka shuttle service and on other routes where demand is high, including service between Tokyo and Fukuoka. ANA also reviewed its activities and made adjustments on a Groupwide basis, eliminating or reducing some low-demand flights and shifting flights to Air Nippon Co., Ltd., to achieve an overall balance for the ANA Group and increase profitability.

As a result of these activities, although the number of passengers on international routes declined 19.7%, to 3.44 million, the number of domestic passengers increased 0.8%, to 39.72 million. Total operating revenues were down 5.3%, to ¥915.0 billion. On the other hand, operating expenses rose as a result of increases in insurance costs following the terrorist attacks and other factors, but because of a Companywide effort to reduce fixed administrative costs, operating income amounted to ¥18.4 billion. However, an ordinary loss (before extraordinary items) for the fiscal year under review of ¥700 million was incurred. Moreover, as a result of the introduction of mark-to-market accounting standards, net extraordinary losses of ¥16.8 billion were reported in connection with the revaluation of the stocks of associated companies in the hotel business. As a result, the net loss for the fiscal year was ¥12.8 billion.

Based on ANA's medium-term corporate plan that covered the three-year period beginning in fiscal 1999 and ended on March 31, 2002, the Company worked to increase profitability and improve its financial position. As a result of these efforts, ANA was ahead of schedule in meeting the initial objectives of this plan through the end of the fiscal year prior to the year under review. Nevertheless, following the terrorist attacks in September 2001, the increases in insurance costs and expenses related to airport security and the loss of revenues due to the drop-off in passenger volume, principally on international routes, ANA's profitability has deteriorated sharply. To deal with these circumstances, ANA issued "Emergency Policies for Fiscal 2001 Accompanying the U.S. Terrorist Attacks." Under these policies, ANA strengthened its crisis management systems through the activities of its Safety and Crisis Management Headquarters, while also working to improve management performance through a review of plans for routes and flights as well as implemented policies for stimulating demand to increase revenues. ANA also worked toward cost reductions on a Companywide basis, and, while a major improvement was achieved in the revenue and expense balance, the Company was not able to reach the profit targets set initially under the medium-term plan.

In view of these circumstances, ANA regrets to inform its shareholders that it will forego the payment of cash dividends for the year, the same as with the previous year. We would appreciate your understanding regarding our decision and wish to express our sincerest apologies for this decision.

Regarding the outlook for performance, as a result of the decline in the value of the yen and signs of improvement in the world economy, including the bottoming out of economic conditions in the United States, the decline in Japan's exports has stopped. Although there are signs of an end to the decline in industrial production in Japan accompanying these developments, private capital investment is still on a downward trend, and personal consumption remains at a low level, while the unemployment rate remains high. Therefore, it appears that economy recovery in Japan will take further time.

Although Japan's airline industry is experiencing a faster recovery in international travel demand than initially anticipated, demand has not begun a full-scale recovery, and the impact of the terrorist incidents is expected to continue for the time being.

The operating environment for ANA's activities has undergone major change, including the terrorist incidents during the period under review and the merger of Japan Airlines and Japan Air System, which is scheduled for the fiscal year now in progress. Accordingly, the assumptions made at the time of the preparation of the Medium-Term Corporate Plan now differ from present circumstances. For this reason, ANA has focused on the next two years, when major changes in the operating environment are certain, and has prepared its "ANA Group Two Year Basic Strategic Framework: New Founding Proclamation," which indicates the management policies that will be implemented over the coming two years. Furthermore, based on the concepts in this proclamation, ANA has also prepared a new action reform plan entitled "New Founding Proclamation: ANA's Corporate Strategy Plan (FY 2002 and FY 2003)." The basic pillar of this plan is "aiming to become a leading corporate group in Asia, with the core of ANA's operations in the airlines business." ANA will not simply pursue growth in the size of operations but has set the goals of being number one in terms of "quality, customer satisfaction, and value creation." Moving toward these objectives, ANA will place emphasis on "profitability=value creation" and aim to make the transition to a management system that makes it possible to pay stable dividends at an early date.

In international operations, following the opening of a new, provisional parallel runway at Narita Airport, ANA expanded its transport capacity for flights linking Narita and cities within the relatively nearby Asian region—including especially flights to and from China, including Beijing, Shanghai, and Hong Kong—and is working to structure a network based in Asia. In addition, ANA will make use of the additional slots made available from Tokyo's Haneda Airport in the late evening and early morning hours and, to aggressively increase revenues, is planning to operate 300 charter flights annually, about 10 times the number in fiscal 2001, to Seoul, Guam, and other destinations. Moreover, ANA has put refurbished Boeing 747-400

aircraft into service on the Tokyo–London route, featuring improved passenger cabin facilities, including fully reclining seats. Plans call for expanding these improved services to other routes and enhancing ANA's ability to draw passengers. On the other hand, in the cargo area, ANA will begin its first service aboard Boeing 767 aircraft in September and strengthen its competitiveness in the Asian markets.

On domestic routes, accompanying the expansion of slots available at Haneda Airport in July 2002, ANA will increase flights to Sapporo, Fukuoka, Okayama, Hiroshima, Takamatsu, and Kagoshima, with the aim of enhancing its competitiveness on high-demand routes. In addition, ANA will add two new routes linking Narita with Sendai and Fukuoka while increasing flights on routes between Narita and Sapporo, Nagoya, and Osaka, thus expanding the network of flights linking Narita with other domestic destinations, while also upgrading services on ANA Connection that link domestic and international flights. Please note that ANA employs code-sharing arrangements with partner airlines The Fair Inc., and Nakanihon Airlines Co., Ltd., on the Narita–Sendai and Narita–Nagoya routes.

In its marketing activities, ANA established ANA Sales Holdings Co., Ltd., in January 2002. With this new company as the holding company, ANA will consolidate three of its travel service companies (All Nippon Airways World Tours Co., Ltd.; All Nippon Airways Travel Co., Ltd.; and ANA Sky Holiday Tours Co., Ltd.) and outsource a portion of its marketing activities to the newly merged company, with the objective of reducing costs and strengthening capabilities in this area.

Among associated businesses, ANA will place primary emphasis on profitability and, during the period of its reform plan, will work to enhance performance in its hotel, trading, real estate, and other diversified businesses. In addition, ANA will endeavor to attain the optimal allocation of its management resources by reducing investments and selling or securitizing certain assets, while reducing its interest-bearing debt.

In its management systems, ANA will take the review and upgrading of its

safety and crisis management systems, which it undertook after the terrorist incidents, several steps further to maintain safety in its operations and strengthen crisis management systems. On the other hand, to create Group management systems that promote the unification of strategies and quick management action, ANA will be positioned as the operating holding company, and ANA Group management strategy functions will be concentrated in ANA to enhance market competitiveness of Group companies. In addition, ANA will set the terms of members of the Board of Directors and senior vice presidents at one year and make clear management responsibilities for attaining performance goals on a year-by-year basis. Moreover, ANA will review the scope of application of its management performance indicator "ANA's Value Creation (AVC)," which is intended to promote the efficient management of the ANA Group and was adopted beginning in the fiscal year under review. ANA will introduce "AVC by individual business" as the common measure of value in the ANA Group and monitor the attainment of objectives using AVC beginning during the current fiscal year. AVC will also be used to strengthen management systems for making investments by setting new investment criteria. As a result, ANA aims to improve profitability and strengthen its financial position and to devote its fullest, Companywide resources to increasing stock value, with the objective of gaining substantially greater trust from its shareholders.

We would like to take this opportunity to thank our shareholders and request their continuing support and encouragement.

The following paragraphs review ANA's performance by division during the fiscal year under review.

International Operations

Passenger Services

Beginning with the summer flight schedule, ANA introduced service between Tokyo and Ho Chi Minh City, then suspended previously existing services between Nagoya and Honolulu. To deal with the substantial drop in demand following the terrorist attacks, ANA extensively reviewed its

business plans, and service was suspended on the Tokyo–Chicago, Tokyo–Mumbai, Tokyo–Kuala Lumpur, and Osaka–Bangkok routes, while a smaller aircraft was put into service on the Tokyo–Washington, D.C., route. ANA aircraft made available by these changes were then reallocated to conduct flights between Tokyo and Seoul on a daily basis and increase flights on the Tokyo–Dalian and Osaka–Qingdao routes. In addition, ANA began code-sharing agreements with British Midland Airways, another member of the Star Alliance, for routes linking London and four other U.K. destinations, thus extending ANA's service network in the United Kingdom. Also, beginning in August, ANA's first overseas-based, non-Japanese flight attendants will begin operations from London. This is expected to enhance in-flight service quality.

To respond to customer requests regarding marketing activities, ANA introduced new "Biz-wari" tickets, which are round-trip, officially discounted business class tickets for flights to the United States and Europe. Moreover, ANA ~~will~~ introduce "Chowari" officially discounted tickets for economy class—which have already been introduced on domestic flights and met with a favorable response from passengers—on its international flights. Sales of these tickets under the product name "Chowari G・E・T (Great Economy Ticket)" for the North American and Honolulu routes began in September. As these new comments suggest, ANA was working aggressively to stimulate new passenger demand.

As a result of the previously mentioned factors, the number of passengers on ANA's international flights during the fiscal year under review declined 19.7% from the previous year, to 3.44 million. Revenues were down 18.1%, to ¥168.3 billion.

Cargo and Mail

In international cargo and mail operations, cargo volumes dropped substantially owing to the combination of a slump in the IT-related industries and the terrorist incidents. Especially following the terrorist attacks, strict security measures were implemented for cargos arriving and leaving Japan, thus leading temporarily to sluggish cargo movements. In addition, the shrinkage of routes accompanying a major review of business plans was also a factor leading to a decline in cargo volumes transported.

Looking at outbound cargo, as shipments of IT-related items moved into a slump, exports of all types of items—including machinery, office equipment, and semiconductors—fell precipitously, but, toward the end of the fiscal year under review, demand moved gradually toward recovery as signs of a firming of the U.S. economy appeared. Regarding inbound cargo, although movements were generally sluggish overall, shipments of consumer goods from Europe were strong, and imports of fresh foods and apparel from China were brisk.

As a consequence of the previously mentioned developments, international cargo volume in the year under review totaled 149,000 tons, representing a 20.9% decline from the previous fiscal year. Revenues were ¥32.5 billion, off 18.3% from the prior fiscal year.

International mail volume was adversely affected by the recession and terrorist incidents, but inbound mail from China and the United States showed favorable expansion. As a result, international mail volume decline 7.9%, to 73,000 tons, but revenues were up 3.3%, to ¥2.2 billion.

Domestic Operations

Passenger Services

In its domestic passenger operations, ANA increased the number of Tokyo–Osaka shuttle flights as well as the number of flights between Tokyo and Fukuoka. ANA also realigned routes within the ANA Group, resulting in the shifting of flights between Osaka and Saga, Osaka and Odate-noshiro, as well as Kansai and Kagoshima and certain other routes to Air Nippon. The number of passengers during the first half of the fiscal year was supported by substantial growth on key routes and held firm, but following the terrorist attacks, demand fell substantially, especially on flights to Okinawa, as customers refrained from using air travel. To respond to these developments, ANA introduced its "Rakunori Cash Back Campaign," allowing one passenger in 50 to ride free, in January 2002, and adopted other measures that led to gradual recovery in demand at the end of 2001 and into 2002.

On the marketing side, ANA adopted flexible fare discount policies, including the introduction of "Chowari" bargain fares on a total of 66 days during the period under review (45 days in the previous period), with a total of 2.15 million passengers during the period (versus 1.3 million in the previous period) made use of these discounted fares. Also, along with previously instituted campaigns, such as "ANA's Paradise Okinawa" and "ANA's Pikanatsu Campaign (Summer Holiday Campaign)," ANA introduced its "Okinawa Campaign" to stimulate demand for travel to Okinawa, where many student and other group tours had been cancelled following the terrorist attacks, and implemented other measures to bring recovery in demand.

To improve services, ANA received hints from customer suggestions and introduced "Rakunori," a new service model that included effectively abolishing expiration dates on its tickets beginning in June 2001, expanding ticketless services, and simplifying/speeding up procedures from reservations to ticket purchase and boarding the aircraft.

As a consequence of the previously mentioned factors, the number of passengers on domestic flights rose 0.8%, to 39.72 million, while revenues declined 1.5%, to ¥586.7 billion.

Cargo and Mail

Cargo movements slowed from the beginning of the fiscal year under review, especially for IT-related items, because of the impact of the economic slump, and shipments of both export and import cargoes within the domestic market declined. Following the terrorist incidents, the inspection system for detecting explosives within cargoes was raised to the strictest level to ensure transportation safety, thus resulting in a shifting of some cargoes from air to land transportation and a decline in the volume of cargo. In addition, in December 2001 ANA introduced its first emergency flights in the domestic market for mail cargo, assigning 20 flights for this purpose, aiming to increase revenues.

As a result of these factors, the volume of domestic cargo handled by ANA in the fiscal year under review amounted to 372,000 tons, a decline of

11.1%, and revenues fell 12.7%, to ¥23.7 billion.

Domestic mail volume rose over the previous fiscal year as "MyLine" and other direct mail services boosted overall demand. As a result, mail volume increased 8.8%, to 81,000 tons, and revenues rose 7.6%, to ¥10.9 billion.

Other Activities

ANA worked to expand revenues from the provision of ground support services, including the maintenance of aircraft of other airlines, check-in and baggage-handling services, and from in-flight sales. Revenues from these sources in the year under review amounted to ¥90.4 billion, a 5.1% increase over the previous fiscal year.

(2) Capital investments

1. No major facilities or equipment were completed during the fiscal year under review.
2. No aircraft were disposed of during the fiscal year.
3. Major facilities and equipment expansion projects were as follows:

Aircraft:

Boeing 777-300	11 (On order)
Boeing 777-200	3 (On order)
Boeing 767-300	9 (On order)

(3) Fund-raising activities

Regarding fund-raising activities, the following bonds were issued during the fiscal year:

The 13th unsecured straight bond issue (¥20 billion, on September 21, 2001)

(4) Summary financial data

	For the 49th fiscal period (fiscal 1998)	For the 50th fiscal period (fiscal 1999)	For the 51st fiscal period (fiscal 2000)	For the 52nd fiscal period (fiscal 2001)
Net sales (Million yen)	903,024	911,849	966,588	915,008
Net loss (Million yen)	6,588	9,732	29,009	12,878
Net loss per share (Yen)	4.57	6.75	19.96	8.38
Total assets (Million yen)	1,137,069	1,201,546	1,127,888	1,202,542
Net assets (Million yen)	177,182	169,567	169,800	156,313
Net assets per share (Yen)	122.81	117.53	110.62	101.77

Note:

1. The net loss per share figures for the 49th (fiscal 1998) through the 51st (fiscal 2000) periods were computed using the average number of shares outstanding for those periods. The net loss per share figure for the fiscal period under review (52nd period, fiscal 2001) was calculated using the average number of shares outstanding (after the deduction of treasury shares).
2. Net assets per share figures for the 49th through the 51st periods were computed using the number of shares outstanding at the balance sheet date. The figure for net assets per share for the fiscal period under review was calculated using the number of shares outstanding at the balance sheet date (less treasury shares).

During the 49th period, as a result of stagnation in personal consumption and other factors, economic conditions were severe. For both international and domestic operations, competition with other airlines grew more intense, and consumers became accustomed to lower fares. As a result, the average passenger yields continued to decline, and ANA reported a net loss of ¥6,588 million.

For the 50th period, although there were signs of a gradual improvement in economic conditions, difficult circumstances prevailed due to various adverse circumstances, including a continued high rate of unemployment. In both international and domestic operations, the passenger yields failed to increase significantly, and ANA was obliged to record a net loss of ¥9,732 million.

In the 51st period, the economy failed to recover, owing to continued stagnation in consumption and other factors. As a result of measures implemented by ANA to stimulate demand, the number of passengers for both international and domestic operations rose above the level of the previous period, and ANA recorded increases in revenues and income. However, as a result of extraordinary losses, including valuation losses on shares held by ANA in associated companies, a net loss of ¥29,009 million was reported for the period.

For the period under review, please refer to "1. Summary of Business Activities, (1) Review of Operations and Performance as well as Issues to Be Addressed," presented at the beginning of this Appendix.

2. Outline of the Company (As of March 31, 2002)

(1) Principal lines of business

Operation of scheduled and chartered airline flights on international and domestic routes and other business activities related to the provision of flight services

(2) Number of shares of common stock

1. Authorized: 2,203,200,000
2. Issued: 1,536,082,686 (An increase of 1,059,602 over the previous fiscal year)

(Note: The increase in the number of shares during the fiscal year under review was due to the conversion of convertible bonds.)

3. Number of shareholders: 184,789 (An increase of 16,173 from the previous fiscal year-end)
4. Major shareholders

Name of shareholder	Investment in ANA		Number of shares held by ANA	
	Number of shares held	Percentage as against total shares issued	Number of shares owned	Percentage of outstanding shares
	(Thousand shares)	(%)	(Thousand shares)	(%)
Nagoya Railroad Co., Ltd.	57,044	3.7	179	0.0
Japan Trustee Services Bank, Ltd. (Trust account)	50,286	3.3	--	--
Mitsui Sumitomo Marine & Fire Insurance Co., Ltd.	34,567	2.3	80	0.0
Sumitomo Mitsui Banking Corporation	33,547	2.2	1,278	0.0
Nippon Life Insurance Company	30,963	2.0	--	--
The Tokio Marine and Fire Insurance Co., Ltd.	30,535	2.0	171	0.0
The Asahi Shimbun	24,376	1.6	--	--

Notes:

1. The source of this information is the ANA Shareholders' Register.
2. The shares held by Japan Trustee Services Bank (Trust account) were formerly held by Sumitomo Trust & Banking Co., Ltd., and the Daiwa Bank, Ltd., but were re-entrusted to Japan Trustee Service Bank.
3. Sumitomo Marine & Fire Insurance Co., Ltd., and Mitsui Marine & Fire Insurance Co., Ltd., merged on October 1, 2001, to become Mitsui Sumitomo Insurance Co., Ltd.
4. The Sakura Bank, Ltd., and Sumitomo Bank, Ltd., merged on April 1, 2001, to become the Sumitomo Mitsui Banking Corporation.

5. Acquisition, disposal, etc., and holdings of treasury shares

1. Acquisition
   Acquisition of shares of less than one Company share unit
   Common shares: 323,573
   Total acquisition cost: ¥121,097 thousand
2. Disposal
   Common shares: 182,000
   Total proceeds from disposal: ¥75,844 thousand
3. Treasury shares held at the balance sheet date
   Common shares: 149,548

(3) Principal sources of borrowings

Sources of borrowings	Balance of borrowings	Stockholdings in ANA by major lenders	
		Number of shares owned	Percentage of outstanding shares
	(Million yen)	(Thousand shares)	(%)
Development Bank of Japan	213,030	--	--
Japan Bank for International Cooperation	97,134	--	--
Sumitomo Mitsui Banking Corporation	15,257	33,547	2.2
The Chuo Mitsui Trust and Banking Company, Limited	9,298	6,705	0.4
The Fuji Bank, Limited	8,869	18,591	1.2

(4) Business combinations (ANA Group information)

1. Principal subsidiaries

	Capital stock		Percentage of ANA voting rights (%)		Principal line (s) of business
Air Nippon Co., Ltd.	5,400	(Million yen)	76.5	(Note)	Air transportation
Air Japan Co., Ltd.	50	(Million yen)	100.0		Air transportation
International Flight Training Academy, Inc.	18,769	(Thousand US$)	100.0		Utility of aircraft
ANA Aircraft Maintenance Co., Ltd.	7,000	(Million yen)	98.4	(Note)	Aircraft maintenance
ANA Sales Holdings Co., Ltd.	1,000	(Million yen)	73.1		Sale of air tickets, planning of travel package tours, etc.
ANA Enterprises, Ltd.	30,000	(Million yen)	97.6		Hotel management and operation
ANA Property Management Co., Ltd.	2,450	(Million yen)	100.0		Management of real estate and property rentals
ANA Hotel Sapporo Co., Ltd.	1,600	(Million yen)	85.5	(Note)	Hotel management
ANA Hotel Kanazawa Co., Ltd.	1,500	(Million yen)	100.0	(Note)	Hotel management
ANA Hotel Hiroshima Co., Ltd.	5,000	(Million yen)	100.0	(Note)	Hotel management
ANA Ishigaki Resort Co., Ltd.	460	(Million yen)	78.3	(Note)	Hotel management
ANA Hotel Hakata Co., Ltd.	1,000	(Million yen)	100.0	(Note)	Hotel management
ANA Holdings Pty Ltd.	140,000	(Thousand AUS$)	100.0		Hotel management
ANA International Europe B.V.	29,949	(Thousand euros)	100.0		Hotel management
ANA Information Systems Planning Co., Ltd.	52	(Million yen)	100.0		Development and operation of computer systems
Infini Travel Information, Inc.	6,000	(Million yen)	60.0		Information/telecommunications business
ANA Logistic Service Co., Ltd.	64	(Million yen)	100.0		Handling of imported cargo
ANA Real Estate Co., Ltd.	7,229	(Million yen)	72.5	(Note)	Real estate rentals and sales
Winglet Co., Ltd.	50	(Million yen)	100.0		Financial services

Note: Figures include indirect holdings.

2. Combinations of business activities and results

ANA has 118 consolidated subsidiaries, including the 19 principal subsidiaries listed above. In addition, 27 companies are accounted for by the equity method. ANA's consolidated operating revenues for the fiscal year under review amounted to ¥1,204.5 billion, a 5.9% decline from the previous fiscal year. The consolidated net loss was ¥9.4 billion.

(5) Employees

Type of employee		Number of employees	Change from end of the previous period		Average age	Average number of years of service
Japanese	Male	6,509	-	185	44.3	20.0
	Female	5,794	+	18	30.0	6.2
	Total	12,303	-	167	37.6	13.5
Non-Japanese		675	+	55	33.4	4.2
Total		12,978	-	112	37.3	13.0

Notes:

1. Includes 24 pilots in training and 875 cabin crew on short-term contracts.

2. Excludes 1,219 (1,068 male and 151 female) employees seconded to other companies.

3. Includes 198 (191 male and 7 female) employees seconded to ANA from other companies.

(6) Principal offices

1. Head office: 5-10, Haneda Airport 3-chome, Tokyo, Japan
2. Domestic marketing/sales offices: East Japan Sales Company, Hokkaido Sales Company, Chubu Sales Company, West Japan Sales Company, Kyushu Sales Company, Okinawa Sales Company
3. Domestic operations: Tokyo Airport Branch, Narita Airport Branch, Osaka Airport Branch, Kansai Airport Branch
4. Maintenance centers: Airframe Maintenance Center (Tokyo), Line Maintenance Center (Tokyo), Narita Maintenance Center, Component Maintenance Center (Tokyo), Power Plant Maintenance Center (Tokyo)

5. Overseas offices: New York, San Francisco, Los Angeles, Chicago, Washington, D.C., Honolulu, Guam, London, Frankfurt, Paris, Beijing, Shenyang, Tianjin, Dalian, Qingdao, Shanghai, Xiamen, Hong Kong, Seoul, Mumbai, Bangkok, Ho Chi Minh City, Singapore, Kuala Lumpur, Sydney

Note: The Chicago and Sydney offices were closed as of April 1, 2002.

(7) Aircraft

Type of aircraft	Number of aircraft	Number of seats	Comments
Boeing 747-400	23	320-569	Includes eight aircraft leased from Mitsui Leasing & Development, Ltd. and 20 other companies
Boeing 747SR-100	9	536	Includes one aircraft leased from Showa Leasing, Ltd.
Boeing 747-200B	3	310-377	Includes two aircraft for which leasing arrangements of Orix Aircraft, Ltd. have been fully paid up and were purchased by ANA
Boeing 777-300	5	477-525	Includes four aircraft leased from Anacreon Leasing, Ltd. and nine other leasing companies
Boeing 777-200	16	234-382	Includes 11 aircraft leased from SMBC Leasing Company, Ltd. and 42 other companies
Boeing 767-300	42	216-288	Includes 15 aircraft leased from STB Leasing Co., Ltd. and 18 other companies
Boeing 767-200	9	234	Includes seven aircraft leased from Marubeni Aerospace, Ltd. and two other companies
Airbus A321-100	7	195	Includes one aircraft leased from Spider Leasing, Ltd.
Airbus A320-200	25	166	Includes 12 aircraft leased from FI Honey Leasing, Ltd. and 11 other companies
Total	139		

(8) Members of the Board of Directors/Corporate auditors

Chairman of the Board	Chairman of the Board of Directors	Kichisaburo Nomura
President & Chief Executive Officer	Chairman of the Comprehensive Safety Promotion Committee, Chairman of the Management Restructuring Committee, Chairman of the Group Management Strategy Committee	Yoji Ohashi
Senior Executive Vice President	Associated Businesses Development, Information Technology Services, Chairman of Information Technology Strategy & Governance Committee	Yoshiyuki Nakamachi
Senior Executive Vice President	Marketing & Sales, Investor Relations	Isao Yagi
Senior Managing Director	Flight Operations, Operation Control Center, Chairman of Safety Promotion Committee, and Security & Emergency Response Planning Committee	Manabu Ouchi
Managing Director	Corporate Planning, Finance & Accounting	Yasushi Morohashi
Managing Director	Alliance & International Affairs	Kazuhisa Shin
Managing Director	Marketing & Sales, Cargo Marketing & Services	Yuzuru Maki
Managing Director	Purchasing & Facilities, International & Regulatory Affairs	Hiromichi Toya
Managing Director	Airport Operations & Services, Inflight Services	Koichiro Ono
Managing Director	Engineering & Maintenance, Chairman of Environment Committee	Suguru Omae
Managing Director	Personnel, Employee Relations, Legal Affairs, Business Support	Mineo Yamamoto
Senior Director	Marketing	Katsuhiko Kitabayashi
Senior Director	In charge of Corporate Communications Office	Koji Ono
Senior Director	Director and Advisor for the Nagoya Railway Co., Ltd. (Meitetsu)	Seitaro Taniguchi
Senior Director	Advisor for the Kinki Nippon Railway Co., Ltd. (Kintetsu)	Yoshinori Ueyama
Corporate Auditor	Standing Auditor	Kazuhiko Komiya
Corporate Auditor	Standing Auditor	Wataru Kubo
Corporate Auditor	President and Representative Director of Itohgumi Construction Co., Ltd.	Yoshiro Ito
Corporate Auditor	Chairman and Representative Director of Kyushu Electric Power Co., Inc.	Shigeru Ono

Notes:

1. Among corporate auditors, Yoshiro Ito and Shigeru Ono are external auditors as provided for in Article 18-1 of the Law Concerning Special Measures under the Commercial Code for Auditors of Incorporated Enterprises.
2. Katsuhiko Kitabayashi and Koji Ono were both newly appointed as directors at the 56th Ordinary General Meeting of Shareholders held on June 28, 2001, and assumed their offices during the fiscal year.

3. The following directors resigned their positions at the 56th Ordinary General Meeting of Shareholders: Masahiro Kinoshita, Wataru Kubo, Yasuyuki Nishikawa, Motohiro Higashisono, Koichi Nomura, Tadashi Yamamoto, Yashuhiko Kimoto, Tadashi Ota, and the following corporate auditors resigned on the same date: Masayuki Sawada.
4. The titles of the following managing directors were partially changed, effective April 1, 2002:

Senior Managing Directors:

Yasushi Morohashi

Kazuhisa Shin

Yuzuru Maki

Hiromichi Toya

Balance Sheet

March 31, 2002 (Million yen)

Item	Amount	Item	Amount
Assets		Liabilities	
Current assets	327,718	Current liabilities	287,294
Cash and deposits	115,960	Trade accounts payable	91,289
Accounts receivable	68,728	Current portion of long-term debt	52,020
Marketable securities	24,682	Current portion of bonds payable	69,210
Inventories	45,657	Accrued non-operating expenses	6,563
Prepaid expenses	3,376	Accrued corporate taxes	55
Short-term loans receivable	25,880	Accrued expenses	24,778
Non-operating accrued revenues	20,822	Deposits payable	30,092
Deferred tax assets	3,249	Allowance for bonuses	7,290
Other current assets	19,527	Other current liabilities	5,995
Allowance for bad debts	(167)	Fixed liabilities	758,934
Fixed assets	874,399	Bonds	302,789
(Tangible fixed assets)	(699,555)	Long-term loans payable	367,979
Buildings	101,059	Allowances for retirement benefits	70,176
Structures	2,065	Allowances for loss in affiliated businesses	448
Aircraft	418,574	Other liabilities	17,541
Machinery and equipment	11,406	Total liabilities	1,046,229
Vehicles and transportation equipment	1,788	Stockholders' equity	
Tools, instruments and supplies	12,459	Common stock	86,239
Land	59,972	Legal reserves	114,533
Construction in progress	92,230	Capital reserve	104,232
(Intangible fixed assets)	(24,352)	Legal reserve of retained earnings	10,301
Telephone subscriptions	430	Deficit	44,899
Software	19,538	Special depreciation reserve	5,202
Other intangible fixed assets	4,383	Voluntary reserve	1,600
(Investments)	(150,492)	Reduced-value reserve for land	785
Investments in marketable securities	42,271	Unappropriated net loss	52,487
Stock of subsidiaries	59,807	(Net loss for the period)	(12,878)
Investments in subsidiaries	60	Unrealized gain on securities	487
Long-term loans receivable	26,887	Unrealized gain on available-for-sale securities	487
Long-term loans to employees	202		
Long-term prepaid expenses	1,535		
Deferred tax assets	15,352		
Other investments	24,800		
Allowance for bad debts	(20,426)		
Deferred assets	423	Treasury stock	(48)
Bond-issuing costs	423	Total stockholders' equity	156,313
Total assets	1,202,542	Total liabilities and stockholders' equity	1,202,542

Notes:

1. Short-term claims against subsidiaries: ¥35,407 million
   Short-term claims of subsidiaries against ANA: ¥12,884 million
2. Long-term claims against subsidiaries: ¥21,203 million
   Long-term claims of subsidiaries against ANA: ¥132 million
3. Accumulated depreciation of tangible fixed assets: ¥796,247 million
4. Reduced-value entry of tangible fixed assets: ¥341 million
5. Material fixed assets used under lease agreements: In addition to the fixed assets recorded on the balance sheets, the Company makes use of aircraft, computers, and other assets under lease agreements.
6. Material assets and liabilities denominated in foreign currencies:
   (1) Accounts receivable in foreign currencies:
   ¥4,630 million (US$34,751 thousand)
   (2) Stocks of subsidiaries denominated in foreign currencies:

¥13,656 million (US$102,490 thousand)

¥12,713 million (US$193,231 thousand)

7. Assets pledged as collateral: Buildings, aircraft, machinery, and equipment: ¥369,754 million

8. Balance of guarantees provided:

(1) Guarantees provided: ¥7,844 million

(2) Guarantees made available but not used: ¥61,454 million

(Contingent liabilities)

9. Net loss per share: ¥8.38

10. Net assets, as defined in Article 290-1-6 of the Commercial Code of Japan, were ¥487 million at the balance sheet date.

Profit and Loss Statement
April 1, 2001, to March 31, 2002

(Million yen)

Item	Amount	
Ordinary profit and loss		
Operating profit and loss		
Operating income		915,008
Operating revenues		
Operating expenses		
Administrative expenses	728,889	
Sales and general administrative expenses	167,670	896,560
Operating profit		18,448
Non-operating profit and loss		
Non-operating income		
Interest and dividends received	1,663	
Other revenues	20,375	22,038
Non-operating expenses		
Interest paid	19,234	
Other expenses	21,968	41,203
Ordinary loss		715
Extraordinary profits and losses		
Extraordinary profits		
Gain on the sales of investment securities	1,517	1,517
Extraordinary losses		
Special retirement pay		
Loss on the sale of subsidiaries' stocks	1,048	
Loss on the valuation of subsidiaries' stocks	5,633	
Loss on the valuation of investment securities	2,064	
Provision for bad debts	7,513	
Loss on the sales of fixed assets	452	
Other loss	104	16,816
Net loss before taxes		16,014
Corporation tax, inhabitants' tax and enterprise tax		3,154
Deferred taxes		(6,290)
Net loss		12,878
Loss carried over from last year		39,609
Unappropriated loss this term		52,487

Note: Transactions with subsidiaries:

Operating revenues: ¥104,575 million

Purchases: ¥ 84,168 million

Non-operating transactions: ¥12,628 million

Significant Accounting Policies

1. Standards and methods for the valuation of securities:
    (1) Marketable securities purchased with the intent of resale: Market-value method, with the cost of sale calculated by the moving-average method
    (2) Bonds purchased with the intent of holding to maturity: Amortized-cost method
    (3) Stocks of subsidiaries and affiliated companies: Cost method, determined by the moving-average method
    (4) Other securities: Securities with quoted market values are stated at market value on the balance sheet date (Interperiod valuation differences are added directly to shareholders' equity, and the cost of sale is calculated by the moving-average method.).
    Securities with no quoted market values are valued at cost by the moving-average method.

2. Standards and methods for the valuation of inventories:
    (1) Stored aircraft parts and disposables for aircraft maintenance are stated at cost by the moving-average method.
    (2) Other inventories are valued by the first-in, first-out cost method.

3. Depreciation methods for fixed assets:
    (1) Tangible fixed assets: Aircraft are depreciated by the straight-line method. (Useful lives are 17 years for aircraft in domestic service and 20 years for those in international service.)
    Buildings are depreciated by the straight-line method, and useful lives range from 3 to 50 years.
    Other fixed assets are depreciated by the declining-balance method.

    (2) Intangible fixed assets: The straight-line method is used for the depreciation of software over the service life in the Company (five years). Other intangible fixed assets are depreciated by the straight-line method.

4. Treatment of deferred assets:
   Bond issuing costs are amortized in equal amounts (or greater) over the period (three years) stipulated in the Commercial Code.

5. Standards for reserves and allowances:
   (1) Allowance for retirement benefits: To provide for the payment of retirement benefits to employees, the Company records an amount believed necessary at the end of the term based on the forecast retirement benefit obligations and pension assets at the balance sheet date. The Company is amortizing as an expense the difference in retirement benefit obligations arising from changes in accounting standards (¥94,104 million) in equal portions over 15 years.
   (2) Allowance for bonuses: The Company records an amount computed by bonus payment forecasting standards to provide for the payment of bonuses to employees.
   (3) Allowance for bad debts: For amounts receivable in general, the Company sets aside an allowance based on historical default ratios. For debts viewed as likely to become uncollectible, the Company analyzes these on a case-by-case basis and sets aside an allowance for the portion viewed as likely to become uncollectible.
   (4) Allowance for losses of affiliated companies: To prepare for possible losses accompanying the deterioration in the financial position of associated companies in which the Company has investments, such as subsidiaries, the Company estimates the losses it may incur and sets aside an allowance to cover this estimated amount, as provided for in Article 287-2 of the Commercial Code.

6. Method for recognition of income:
   For operating revenues, the Company, in principle, uses the boarding criteria to record income from passengers on regularly scheduled domestic and international flights.

7. Accounting for lease transactions:
Finance lease transactions, other than those where the ownership of the leased property is transferred to the lessee, are accounted for according to the same method employed for normal rental transactions.

8. Accounting for hedge transactions
The deferred hedge method is used. However, the amortization method (amortization of the translation difference over the contract periods) is used for foreign currency denominated receivables and payables with forward foreign exchange contracts. Also, for interest rate swaps that meet the criteria for hedge accounting, the Company makes use of special treatment provisions.

9. Accounting for consumption taxes
The Company's accounting processes exclude consumption and local consumption tax.

Supplementary information

Treasury shares

Treasury shares, which were shown under assets through the previous fiscal year (¥3 million for fiscal 2000), have now been shown as the final item under shareholders' equity as provided for under revisions of regulations for the presentation of financial statements.

Proposal for Appropriation of Loss

(Yen)

Unappropriated loss this term	52,487,474,884
Reversal of special reserve for depreciation	946,346,981
Total	51,541,127,903
This amount will be appropriated as follows.	
Loss carried over to next term	51,541,127,903

Report of Independent Auditors

[Copy]

Audit Report

May 9, 2002

To the Board of Directors

All Nippon Airways Co., Ltd.

Shin Nihon Audit Corporation

Masaru Katase, CPA

Representative and Participating Partner

Kazuo Tanimura, CPA

Representative and Participating Partner

Kenzo Oka, CPA

Participating Partner

Shin Nihon Audit Corporation (SNAC) has audited the balance sheets of All Nippon Airways Co., Ltd., and the related statements of operations, business report (portions pertaining to accounting matters), statement of the appropriation of net loss, and related documents (portions pertaining to

accounting matters) for the 52nd accounting period, covering April 1, 2001, through March 31, 2002. The portions of the business report and related documents examined were those items based upon or relevant to the Company's accounting records.

In conducting this audit, SNAC employed auditing standards, procedures, and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures considered necessary in the circumstances. These procedures included the examination of subsidiaries as deemed necessary.

Based on this audit, our opinion is as follows:

(1) The accompanying balance sheets and statements of operations present fairly the assets and the revenues and expenses of All Nippon Airways Co., Ltd., in accordance with relevant laws and the Articles of Incorporation of the Company.

(2) The business report (portions pertaining to accounting matters) presents fairly the condition of the Company in accordance with relevant laws and the Articles of Incorporation of the Company.

(3) The statement of the appropriation of the net loss is in accord with relevant laws and the Articles of Incorporation of the Company.

(4) Related documents (portions pertaining to accounting matters)

contained no items which should be cited under the stipulations of the Commercial Code.

There were no special relationships between or among the Company, SNAC, or its Participating Partners that should be cited under the stipulations of the Certified Public Accountants Law.

[End of text]

Note: Shin Nihon Audit Corporation changed its name from Century Ota Showa & Co. on July 1, 2001.

Report of the Board of Corporate Auditors

[Copy]

Audit Report

The Board of Auditors of All Nippon Airways Co., Ltd., received reports covering the 52nd accounting term, covering April 1, 2001, to March 31, 2002, regarding the conduct of management by the Board of Directors and regarding the results of the audit procedures from each of the Corporate Auditors. After due deliberation, the auditors prepared their written report as follows:

1. Outline of the auditing methods

The auditors, in accordance with the methods specified by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, heard reports from the members of the Board of Directors and others, examined documents relating to material decisions, observed the operations and conditions of assets of the Head Office and other major offices, and obtained operating reports from subsidiaries as deemed necessary. In addition, the auditors received explanations from the independent auditing company and examined accounting computations and

related documents.

Regarding such matters as transactions of directors in competition with the Company, conflicts of interest between directors and the Company, any provision of profit by the Company without compensation, inappropriate transactions among subsidiaries and shareholders, and acquisitions or disposal of treasury shares, the auditors requested reports from directors as deemed necessary and investigated any such transactions, in addition to conducting their investigations as part of the auditing process.

2. Results of the audit

(1) The Board of Auditors found that the methods and results of the audit conducted by Shin Nihon Audit Corporation were appropriate.

(2) The business report presents fairly the condition of the Company in accordance with relevant laws and the Articles of Incorporation of the Company.

(3) Related to the agenda item for the Ordinary General Meeting of Shareholders pertaining to the disposal of the net loss, the auditors found no items that should be pointed out in light of the condition of the Company's assets.

(4) In the related documents, items were presented properly, and there were

no items recognized as being necessary to be pointed out.

(5) There were no material instances where management of the parent company or subsidiaries engaged in inappropriate activities or violated laws or the Articles of Incorporation of the Company in the conduct of their duties.

Moreover, there were no instances where directors violated their duties as regards such matters as transactions in competition with the Company, conflicts of interest with the Company, provision of profit by the Company without compensation, conduct of inappropriate transactions among subsidiaries and shareholders, or acquisitions or disposal of treasury shares.

May 10, 2002

Board of Auditors of All Nippon Airways Co., Ltd.

Kazuhiko Komiya

Corporate Auditor (Standing)

Wataru Kubo

Corporate Auditor (Standing)

Yoshiro Ito

Corporate Auditor

Shigeru Ono

Corporate Auditor

Note: Auditors Yoshiro Ito and Shigeru Ono are external auditors as provided for in Article 18-1 of the Law Concerning Special Measures under the Commercial Code for Auditors of Incorporated Enterprises.

Supplementary Information for Exercise of Shareholder Voting Rights

1. Total number of proxy votes of all shareholders

1,505,923

2. Agenda items and supplementary information

Item 1: Approval of the proposed appropriation of loss for the 52nd term

The content of this item is shown on page 29 of the Appendix. For the first half of the year under review, the Company attained the anticipated level of performance, but, following the terrorist attacks in September 2001, demand fell sharply, especially for international operations. To deal with this issue, the Company prepared an emergency plan and implemented measures to increase operating revenues while also conducting a Companywide program of cost-reduction measures. However, the Company was unable to reach the performance targets set at the beginning of the fiscal year and, unfortunately, was obliged to report a loss.

We sincerely regret to announce that the Company will not pay a dividend for the fiscal year.

Item 2: Approval of changes in certain sections of the Articles of Incorporation

1. Reasons for the changes

(1) Reflecting revisions in the Commercial Code of Japan

Following the passage and implementation of the Law Concerning Revision of a Portion of the Commercial Code and Other Laws (Law No. 79, 2001) on October 1, 2001, shares with a par value have been eliminated along with legally

specified stock trading units, while a new stock trading unit (Tangen-kabu) specified at the discretion of companies has been created. In addition, the basis for determining a quorum at shareholders' meetings has been changed to the total number of votes of all shareholders. Moreover, the Law Regarding Special Measures under the Commercial Code for Procedures to Amortize Shares (Law No. 55, 1997) has been abolished. In addition, as a result of the passage and implementation of the Law Revising a Portion of the Commercial Code (Law No. 128, 2001) on April 1, 2002, regulations concerning the electronic delivery of company disclosure documents have been put in order, and the other revised.

Accompanying these revisions, the Company proposes revisions to its present Articles of Incorporation, as described below.

(2) Strengthening the Company's management systems

To respond to severe changes in the operating environment and make the responsibilities of directors for Company performance clear, the Company proposes that the term of directors be shortened to one year.

Regarding this change, the one-year term will become effective with directors elected at the Ordinary General Meeting of Shareholders to be held in 2003.

2. Content of the changes

The content of the proposed changes are shown below, with the present Articles of Incorporation in the left column and the revised items in the right column.

Prior to changes	After proposed changes
Article 6. (Number of shares in one Company-specified unit of shares and non-issuance of share certificates representing shares less than one such unit)	Article 6. (Number of shares in one Company-specified unit of shares and non-issuance of share certificates representing shares less than one such unit)
The par value per share....shall be fifty yen (¥50).	[Deleted]

Prior to changes	After proposed changes
The number of shares contained in one Company-specified unit *(Tani-kabu)* of shares shall be one thousand (1,000).	The number of shares contained in one Company-specified unit *(Tangen-kabu)* of shares shall be one thousand (1,000).
<New item>	(2) The Company shall not issue any share certificates representing shares less than one Company-specified unit of shares (hereinafter, referred to as "less than one Company share unit"). However, this shall not apply to matters otherwise provided in the Share Handling Regulations.
Article 7. (Base date) All shareholders (Shareholders shall include the beneficial owners, this being the case hereafter.) whose names appear in the register of...	Article 7. (Base date) All shareholders (Shareholders shall include the beneficial owners, this being the case hereafter.) whose names appear in, or are otherwise (electronically, etc.) recorded in, the register of...
whose names appear in the register of shareholders...	whose names appear in, or are otherwise recorded in, the register of shareholders...
Article 8. (Restriction imposed on registration of a foreign or other shareholder in the register of shareholders)	Article 8. (Restriction imposed on registration, or recording by other means, of a foreign or other shareholder in the register of shareholders)
a request that his (her) name and address be registered in the Company's register of shareholders, the Company shall reject the registration so requested if, as a....	a request that his (her) name and address be registered, or otherwise recorded in the Company's register of shareholders, the Company shall reject the registration, or recording by other means, so requested if, as a....
Article 9. (Transfer agent) business of share transfer, purchase of shares that constitute less than one Company share unit *(Tani-kabu)* and other matters....	Article 9. (Transfer agent) business of share transfer, purchase of shares that constitute less than one Company share unit *(Tangen-kabu)* and other matters....

Prior to changes	After proposed changes
Article 10. and the purchase of shares that constitute less than one unit *(Tani-kabu)*, etc., and handling....	Article 10. and the purchase of shares that constitute less than one Company share unit *(Tangen-kabu)*, etc., and handling....
Article 12. Article 12. (Cancellation of shares) After June 27......and 53,000 million yen.	[Deleted]
[Article 13 through Article 18 remain unchanged.]	[Article 12 through Article 17 remain unchanged.]
Article 19. (Term of office) The term of office of directors shall expire at the conclusion of the second Ordinary General Meeting of Shareholders following their assumption of office.	Article 18. (Term of office) The term of office of directors shall expire at the conclusion of the first Ordinary General Meeting of Shareholders following their assumption of office.
The term of office of any director elected to fill a vacancy or new director elected to increase the total number of directors shall be the same as the remainder of the term of office of other directors then in office.	[Deleted]
Article 20. (Election) Directors shall be elected at the general meeting of shareholders. The election of directors shall be made by a majority of the voting rights of shareholders present at the meeting which shareholders present hold shares representing in the aggregate not less than one-third (1/3) of the total number of the issued shares. Election of directors shall not be made by cumulative voting.	Article 19. (Election) Directors shall be elected at the general meeting of shareholders. The election of directors shall be made by a majority of the voting rights of shareholders present at the meeting which shareholders present hold shares representing in the aggregate not less than one-third (1/3) of the total number of votes of all shareholders. Election of directors shall not be made by cumulative voting.
[Article 21 through Article 26 remain unchanged.]	[Article 20 through Article 25 remain unchanged.]

Prior to changes	After proposed changes
Article 27. (Election) The election of statutory auditors shall be made by a majority of the voting rights of shareholders present at the meeting which shareholders present hold shares representing in the aggregate not less than one-third (1/3) of the total number of the issued shares. [Article 28 through Article 30 remain unchanged.] Article 31. (Dividends) Income dividends shall be paid to the shareholders or pledgees registered, recorded, including the last entry in the register of shareholders, as of March 31, each year. With respect to the first income dividends on shares issued upon conversion of convertible debentures of the Company, such conversion shall be deemed to have been made at the beginning of the fiscal period during which such conversion was applied for and the dividends shall be paid accordingly. The Company shall be relieved from obligation to pay a dividend if the dividend has not been claimed for a period of three years after the Company tendered the payment thereof. The shareholders cannot demand payment of interest on any dividend.	Article 26. (Election) The election of statutory auditors shall be made by a majority of the voting rights of shareholders present at the meeting which shareholders present hold shares representing in the aggregate not less than one-third (1/3) of the total number of votes of all shareholders. [Article 27 through Article 29 remain unchanged.] Article 30. (Dividends) Income dividends shall be paid to the shareholders or pledgees registered, or otherwise recorded, including the last entry in the register of shareholders, as of March 31, each year. [Deleted] The Company shall be relieved from obligation to pay a dividend if the dividend has not been claimed for a period of three years after the Company tendered the payment thereof. The shareholders cannot demand payment of interest on any dividend.

Prior to changes	After proposed changes
Appendix (Validness of Article 12-2) Article 12-2 is valid until March 31, 2002, however, even if after that day, the Company may purchase its own shares for the purpose of the cancellation of shares, with the resolution of the Board of Directors until March 31, 2002.	[Deleted]
<New Item>	Appendix (Validity of Article 18) The provisions of Article 18 of these Articles of Incorporation shall apply to the directors elected at the Ordinary General Meeting of Shareholders to be held in June 2003.

Item 3: Approval of reduction in capital surplus

Following the passage and implementation of the Law Concerning Revision of a Portion of the Commercial Code and Other Laws (Law No. 79, 2001) on October 1, 2001, the Company is able to adopt a more flexible capital policy and make use of its capital surplus. Under this item, the Company proposes to transfer ¥82,600,000,000 of the total of ¥104,232,940,915 in its capital surplus account to retained earnings.

File No. 82-1569

Final

02 AUG 20 AM 11:23

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Matters to be resolved:	FOR	AGAINST
(a) Approval of the proposed appropriation of Loss for the 52nd term	☐	☐
(b) Approval of changes in certain sections of the Articles of Incorporation (Please refer to the Supplementary Information for Exercise of Shareholder Voting Rights presented on pages 25 to 29 of this notice.)	☐	☐
(c) Approval of reduction in Capital surplus (Please refer to the Supplementary Information for Exercise of Shareholder Voting Rights presented on page 25 of this notice.)	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

ALL NIPPON AIRWAYS CO., LTD.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. (NY Time) on June 20, 2002)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of All Nippon Airways Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business March 29, 2002 at the 57th Ordinary General Meeting of Shareholders of All Nippon Airways Co., Ltd. to be held on June 27, 2002 in Japan in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. If there is no indication of a vote for or against any of the foregoing items, such items will be treated approved.**

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

File No. 82-1569

F Y2000 Securities Report

Terms : Apr01 2000～March 31 2001

Company : ALL NIPPON AIRWAYS Co, Ltd

Head office : 3－5－10 Haneda airport, Ohta－ku, Tokyo, Japan

Disclose : Tokyo Stock Exchange, Osaka Stock Exchange

Contents :

02 AUG 20 AM 11:20

3. Policy of dividends

4. Change of share price

5. Board member

Chapter5 Finance & Accounting

<audit report>

1. Consolidated financial statements

2. Others

<audit reports>

1. Non consolidated financial statement

2. Principal assets & debts

3. Others

Chapter 6 Company's share handling & shareholder relations

Chapter7 related information

File No. 82-1569

02 AUG 20 AM 11:23

F Y2001 Half year Report

Terms : Apr.01 2001～Sep. 30 2001

Company : ALL NIPPON AIRWAYS Co, Ltd

Head office : 3－5－10 Haneda airport, Ohta－ku, Tokyo, Japan

Filing to : Ministry of Finance

CC : Tokyo Stock Exchange, Osaka Stock Exchange

Contents :

File No. 82-1569

02 AUG 20 AM 11:23

F Y2001 Securities Report

Terms : Apr01 2001～March 31 2002

Company : ALL NIPPON AIRWAYS Co, Ltd

Head office : 3－5－10 Haneda airport, Ohta－ku, Tokyo, Japan

Disclose : Tokyo Stock Exchange, Osaka Stock Exchange

Contents :